UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 23, 2023

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

Enclosure: Press release: Integrated Report 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 23, 2023

By:          /s/ _ LM GOLIATH
Name:    LM Goliath
Title:       Company Secretary

AngloGoldAshanti

Integrated Report **2022**


STRENGTH
FOCUS
COMMITMENT

Our reporting theme

AngloGold Ashanti is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across nine countries on four continents. We pursue value-creating opportunities involving other minerals, where we can leverage our existing assets, shareholdings, skills and experience.

The theme of our 2022 reports is based on our core competitive advantages. These are our:

STRENGTH

STRENGTH – in leadership, our Mineral Resource and Mineral Reserve, our balance sheet and our progressive focus on mitigating the risks of climate change to garner a leading industry position

FOCUS

FOCUS – on implementing our new Operating Model and on improved outcomes that include reduced costs and the execution of brownfields and greenfields opportunities

COMMITMENT

COMMITMENT – to delivering growth and superior returns though our streamlined, focused portfolio and the disciplined allocation of capital

Note:

- AngloGold Ashanti, the Company or the Group refers to AngloGold Ashanti Limited
- Unless otherwise indicated, $ or dollar refers to the US dollar throughout
- All information is attributable unless otherwise specified
- Metric tonnes (t) are used throughout, and all ounces are troy ounces
- Moz refers to million ounces; Mt refers to million tonnes and Mlb refers to million pounds
- Rounding of numbers may result in computational discrepancies
- The Mineral Resource, as reported, is inclusive of the Mineral Reserve component unless otherwise stated



OUR VALUES

Safety
We put safety first, before anything

Respect
We treat each other with dignity and respect

Integrity
We are honest and true to what we commit to

Sustainability
We make a positive contribution towards an enduring world

Excellence
We focus on continuous improvement towards a high performing culture

Collaboration
We work together to build a better company

Contents



Introducing our Integrated Report 2022

Our integrated report 2022 provides a concise overview of AngloGold Ashanti's overall performance and prospects to enable informed decision making regarding our ability to create, preserve and/or erode value in the short, medium and long term, and thus on AngloGold Ashanti's future viability and sustainability.

We are committed to transparent, informed, consistent reporting to a broad range of stakeholders. Our 2022 reports communicate the progress we have made in delivering on our strategic objectives and in creating value, in a dynamic and volatile operating environment.

Reporting period

This report covers the financial year ended 31 December 2022 and the performance of AngloGold Ashanti and its subsidiaries during this period. Any significant events occurring between this date and the date of approval of this report by the Board on 15 March 2023 are also included.

Audience

While this report primarily addresses the information requirements of long-term investors, shareholders and other providers of financial capital, it also presents information on value creation relevant to the interests of other stakeholders such as employees, suppliers and business partners, communities and governments.

Basis of preparation – reporting frameworks and compliance

This integrated report is produced in compliance with the South African Companies Act, 71 of 2008 (as amended), the JSE Listings Requirements and in line with the recommendations of the King Report on Corporate Governance for South Africa, 2016 (King IV). In compiling this report, we applied the guiding principles and content elements as recommended by the IFRS Foundation's Integrated Reporting Framework (formerly the IIRC's International Integrated Reporting Framework).

Financial data was prepared in accordance with the International Financial Reporting Standards (IFRS) and non-financial data is aligned with the Global Reporting Initiative (GRI) Standards, SASB, the Task Force on Climate-related Financial Disclosures (TCFD), and the United Nations Sustainable Development Goals (SDGs) and Global Compact (UNGC).

In addition, we considered the World Gold Council's Responsible Gold Mining Principles (RGMPs), the principles of the International Council on Mining and Metals (ICMM) and the guidelines of various sustainability indices prepared by ESG ratings agencies, such as the FTSE/Russell Responsible Investment Index (FTSE4Good), the S&P Global Corporate Sustainability Assessment (CSA) and the Bloomberg Gender-Equality Index (GEI).

Our 2022 reports

for the year ended 31 December 2022


Integrated Report 2022
STRENGTH FOCUS COMMITMENT

Integrated Report

<IR>


STRENGTH FOCUS COMMITMENT
Mineral Resource and Mineral Reserve Report 2022

Mineral Resource and Mineral Reserve Report

<R&R>


Sustainability Report 2022
STRENGTH FOCUS COMMITMENT

Sustainability Report

<SR>


STRENGTH FOCUS COMMITMENT
Annual Financial Statements 2022

Annual Financial Statements

<AFS>


Notice of Annual General Meeting 2022
STRENGTH FOCUS COMMITMENT

Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting)

<NOM>


STRENGTH FOCUS COMMITMENT

The full set of 2022 reports is available at: *reports.anglogoldashanti.com*

Contributing to the SDGs

We are committed to making a meaningful contribution to the United Nations SDGs. The SDGs provide a useful framework to facilitate the monitoring of our environmental and social performance and related impacts, positive and negative. We have identified and prioritised nine SDGs on which, we have a positive impact through our core activities and by delivering on our strategic objectives. They are:



Throughout this report, we have indicated where we have impacted particular SDGs.

Reporting scope and boundary


Integrated reporting boundary
ANGLOGOLD ASHANTI LIMITED
Financial reporting boundary
Subsidiaries, joint ventures, investments
1
Strategy
2
External operating environment
3
Risks
4
Opportunities
5
Outcomes
STAKEHOLDERS
Shareholders/ Investors
Employees
Governments/ Regulators
Suppliers
Communities

The information provided is considered relevant and material to current and future stakeholders. We focus primarily on those matters with the potential to materially affect our ability to create and preserve sustained value or to minimise its erosion.

This is a Group-level report covering the entire Company, its joint ventures and investments. All managed operations are fully reported. Our joint venture, Kibali*, is partially reported.

* *More detailed information on Kibali (AngloGold Ashanti: 45%) is provided on the corporate website of our joint venture partner, Barrick Gold Corporation (Barrick), which manages the operation.*

Materiality and material sustainability issues

As the primary audience for this report is our stakeholders, including our shareholders, employees, suppliers and business partners, communities and governments, its focus is those issues that may be considered relevant to our ability to create value in the short, medium and long term.

Shareholders invest in AngloGold Ashanti to earn dividends and for capital appreciation, measured in aggregate by total shareholder returns. In light of this, we consider our most significant issue to be sustaining profitability and growing our business, as measured by all-in sustaining costs, free cash flow, adjusted EBITDA and normalised cash return on equity (nCROE). These metrics are acknowledged in our remuneration policy – see ***Rewarding delivery***. Access to capital to fund future growth and development is also influenced by our long-term outlook for profitability.

While the information presented in this report may be considered relevant to the interests of current and future investors and/or other stakeholders, inclusion of such information is not an indication that we deem such information to be material to an investment decision related to our securities.

The primary focus is those matters with the potential to materially affect our ability to create and preserve sustained value or to minimise its erosion, while also taking into consideration the various perspectives of our stakeholders.

Double materiality – financial and non-financial reporting

This report covers both financial and non-financial (social, environmental and governance) information relating to our performance, risks, opportunities and outcomes. We consider the impact of society and the environment on AngloGold Ashanti (risks, opportunities and material sustainability issues) and our business activities as well as AngloGold Ashanti's impact on society and the environment (outcomes), in line with the concept of double materiality.

Integrity of integrated reporting process

Initial steps in the integrated reporting process included an evaluation of the previous year's report to identify areas for improvement and enhanced disclosure as well as benchmarking

Stakeholder feedback

We welcome feedback on our reporting. Should you have any comments or suggestions on how we could improve the quality of our reports, contact our investor relations team at: ***investors@anglogoldashanti.com***

Navigating this report

This document is an interactive PDF with all active hyperlinks indicated by orange or white, italic font.

Introducing our Integrated Report 2022 continued

and gap analyses to improve alignment with best practice. The report content is based on Board reports, presentations, written submissions and discussions with key Executives and Board members.

Disclosure is overseen by a working group comprising executive management and subject specialists that is led by the Chief Financial Officer. All Executive Committee and Board members participate in the approval process while internal audit, together with external auditors and independent assurance providers, also has oversight of the report and related process.

The report was reviewed by the working group on 6 March 2023, prior to its submission to the Audit and Risk Committee, which approved and recommended the report to the Board for final approval.

Approval and assurance

While this integrated report is not independently assured as a whole, certain information was subject to either an internal or external audit as follows:

Annual financial statements – includes all financial information in this report	External financial audit (Ernst & Young (EY))
Sustainability (non-financial) data	External assurance* of selected sustainability metrics (IBIS Consulting)
Operating and other financial and non-financial data, compliance and risk management	Internal audit (overseen by the Audit and Risk Committee)

* *In 2022, the AA1000 Assurance Standard (AS) for external assurance was used, replacing the ISAE 3000 Standard used previously. The following assurance comparisons apply:*
Reasonable (ISAE 3000) = High (AA1000AS)
Limited (ISAE 3000) = Moderate (AA1000AS)

For those metrics assured by IBIS, see their independent assurance report in the <SR>.

The Audit and Risk Committee, on behalf of the Board, approves and monitors the auditing and assurance of all reporting and related processes. See our <AFS> for the Audit and Risk Committee's chairperson's report.

Internal audit and related approval processes include, among others, regular management reviews of information and data published. Management also verifies the processes that determine all non-financial information.

Our operations are subject to risk-based, integrated, combined assurance reviews of the financial, safety, compliance and sustainability aspects of our business. The outcomes of these internal processes and external assurance, as well as of any independent technical reviews, provide reasonable assurance to allow the Board, on the recommendation of the Audit and Risk Committee, to determine the effectiveness of our internal control systems and procedures, and thus help to ensure the accuracy of the information presented in our reports.

"Our 2022 reports communicate the progress made in delivering on our strategic objectives and in creating value, in a dynamic and volatile operating environment."



Obuasi, Ghana

Directors' statement of responsibility and commitment

The Board is responsible for ensuring the integrity of this Integrated Report. The Board, supported by the Audit and Risk Committee, believes that the report complies with the IFRS Foundation's Integrated Reporting Framework and that it presents a fair, balanced and integrated view of AngloGold Ashanti's strategy, performance, risks, opportunities and outlook.

The Board is confident that this integrated report identifies all those issues considered to be material sustainability issues that are significant to our ability to create value over time and that it will enable informed decision-making on our long-term prospects by investors, shareholders and other stakeholders.

The report was prepared under the guidance and supervision of senior management and was subject to a rigorous internal and external review process before being submitted to the Audit and Risk Committee, which is responsible for oversight of the report. This committee, having reviewed the content and drafting and collation and assurance processes, recommended it for approval by the Board.

The Board approved this integrated report on 15 March 2023.

Board Chairperson:

Maria Ramos

Audit and Risk Committee Chairperson:

Alan Ferguson

Independent Non-Executive Directors:

Rhidwaan Gasant (Lead Independent Non-Executive Director), Kojo Busia, Albert Garner, Scott Lawson, Maria Richter, Jochen Tilk

Executive Directors:

Alberto Calderon
Chief Executive Officer (CEO)

Gillian Doran
Chief Financial Officer (CFO)



Obuasi, Ghana

About AngloGold Ashanti

OUR VISION

To be the leading mining company

OUR MISSION

To create value for our shareholders, our employees, and our business and social partners by safely and responsibly exploring, mining and marketing our products.

OUR VALUES

Our six values guide all decisions made and actions taken in the conduct of our business. These values link our business activities to our environmental, social and governance (ESG) goals and commitments.

2022 at a glance

Produced 2.742Moz of gold, our principal product, and employed an average of 32,594 people (including contractors) (2021: 2.472Moz; 30,561 people)

Produced 3.6Moz of silver and 159t of sulphuric acid as by-products at our operations.

Reported a significant asset base as at 31 December 2022– total gold Mineral Resource of 131.4Moz, including a 30.4Moz Mineral Reserve

Listed on the Johannesburg, New York, Australia and Ghana stock exchanges

Geographically diverse shareholder base that includes the world's largest financial institutions

Market capitalisation of $8.1bn as at 31 December 2022 (2021: $8.8bn)

Included in the JSE Top 40 Index, the S&P Global CSA, the FTSE/JSE Responsible Investment Index Series (the FTSE4Good Index), the Responsible Mining Index and the Bloomberg Gender-Equality Index 2023.

Investment case

- We are working to regain cost competitiveness with our peer group through the optimisation of our operating assets and by introducing new, lower cost production sources to our portfolio.
- A well-defined, disciplined and shareholder-focused capital allocation framework is supported by significant cash-flow generating ability, a strong balance sheet and our firm intention to return value to shareholders.
- Our self-generated and self-funded project pipeline, supported by substantial long-term production plans, is complemented by our proven track record in replenishing and increasing our Mineral Reserve. We aim for value-accretive growth.
- Our ESG focus is embedded in our decision-making and in the way we work and act. It informs our plans and actions from the initial exploration, to project development and the start of mining operations, throughout the productive life of our mining assets and through to closure. Sustainability and ESG are entrenched in our business, strategy, activities and processes, driving long-term value creation and underpinning our social licence to operate.
- As a responsible gold miner, we aim to create long-term value for all our stakeholders in partnership with host communities and governments.

Our footprint

Legend
- Operations
- Projects
- Exploration



1
2
3
4
5
6
7
8
9

Americas

1. **Argentina**
   Cerro Vanguardia (92.5%)
2. **Brazil**
   Serra Grande
   AGA Mineração
3. **Colombia**
   Gramalote (50%) [1]
   La Colosa
   Quebradona
4. **United States of America**
   Silicon, North Bullfrog [2], Mother Lode [2], Sterling [3]

Africa

5. **Guinea**
   Siguiri (85%)
6. **Ghana**
   Iduapriem
   Obuasi
7. **Democratic Republic of the Congo (DRC)**
   Kibali (45%) [4]
8. **Tanzania**
   Geita

Australia

9. **Australia**
   Sunrise Dam
   Tropicana (70%)

[1] Gramalote is managed by B2Gold
[2] North Bullfrog and Mother Lode acquired with acquisition of Corvus Gold Inc. (Corvus Gold) in January 2022
[3] Sterling, which includes the Crown Block deposit, acquired with acquisition of Coeur Sterling Inc. (Coeur Sterling) in November 2022
[4] Kibali is operated by Barrick Gold Corporation (Barrick)
[5] Includes joint ventures

Note: Percentages indicate the ownership interest held by AngloGold Ashanti. All operations are wholly owned unless otherwise indicated.

	Americas	Africa	Australia
Total attributable production (contribution to Group):	**0.569Moz** (21%)	**1.635Moz** (60%)	**0.538Moz** (19%)
Total Mineral Reserve (includes projects):	**7.19Moz**	**20.59Moz**	**2.63Moz**
Average employed (includes contractors):	**9,498 people**	**19,807 people**	**1,532 people**
Operating cash flow [5] (contribution to Group, includes projects):	**$129m** (8%)	**$1,108m** (72%)	**$300m** (20%)
Capital expenditure (includes projects):	**$339m**	**$576m**	**$202m**
Total community investment (includes projects):	**$6.4m**	**$10.2m**	**$0.98m**

How we create value

AngloGold Ashanti aims to deliver long-term, sustained value for shareholders and other stakeholders. We do this by delivering on our strategic objectives. We have in place a resilient, flexible strategy and integrated business model. We aim for agility in our strategic decision making and in our response to a dynamic operating environment.

How we create value


Governance, ethics, values
Context analysis
Risks and opportunities
Stakeholders
Material sustainability issues
Strategy, allocating resources
Business model
Performance, outcomes (creating value)

1 Exploration, development and targeted acquisitions

Grow and maintain a pipeline of viable orebodies to develop long-term mining operations

2 Mining and processing

Operate and maintain mining and processing infrastructure; ensure a skilled, trained and motivated workforce to enable cost-efficient, safe operations

3 Sales and financial management

Sale of gold and by-products to generate revenue. Solid financial management and disciplined capital allocation promote positive sustained cash flow and returns

4 Rehabilitation and closure

As a responsible corporate citizen, our aim is to minimise and mitigate environmental impacts and manage responsible mine closure

To create value and deliver on our vision and mission, the following key processes are in place, underpinning delivery on our strategic objectives:

Understanding our operating context – identifying risks, opportunities and material sustainability issues

External operating environment

The global macro-economic, geopolitical and financial landscape, as well as the location of our operations and their specific political and social dynamic, all affect our ability to deliver on our strategy and to create value over time. *> See External operating environment*

Risks and opportunities

Understanding the world in which we operate, the availability of resources needed to conduct our business, as well as stakeholder relationships and expectations, guides us in identifying, prioritising and managing our risks and opportunities. This informs planning and action to effectively mitigate risks, to act on opportunities and helps enable us to achieve our strategic objectives. *> See Managing our risks and opportunities*

Stakeholder engagement

Understanding and managing stakeholder needs, expectations and concerns is vital to the successful delivery of our strategy and value creation. In engaging with stakeholders, we seek to balance their interests and expectations, prioritising what matters most to each stakeholder, in order to identify, create and share value accordingly *> See Integrated stakeholder engagement*.

Material sustainability issues

In addition, our materiality assessment process prioritises and integrates into our strategy and business model those material sustainability issues affecting our ability to create value over time. *> See the <SR>*

Strategising, allocating and managing scarce sustainable resources

Strategy

Mining is a long-term business, and our strategy is to create sustained value over the life of our mining operations and beyond. This involves the allocation of key resource inputs – the natural, financial, human, manufactured, social and relationship, and intellectual capitals.

Our five-pronged strategy forms the basis of our integrated approach to creating value by generating sustainable cash flow improvements and returns. *> See Our strategy – an overview*.

Business model

We actively manage our activities as we strive to mitigate negative impacts of our operations and seek to achieve positive outcomes.

Understanding the long-term impacts of decisions on the allocation and use of key capital inputs, and resulting strategic trade-offs, is essential to long-term value creation and preservation, and to limiting value erosion. *> See Our business model* and *Performance and delivery by strategic focus area.*

Creating and preserving value, and minimising its erosion

Sustained, long-term value creation requires responsible corporate citizenship and encompasses social upliftment, careful environmental stewardship, effective governance and the creation of economic opportunities for communities, suppliers and governments.

Our mission to create value is embodied in our focus on ESG performance. This is supported by our values and borne out by the foundation of our strategy – our enduring focus on people, safety, health and sustainability.

Those primary stakeholders for whom we create, preserve or erode value are shareholders, employees, suppliers, governments, communities and the environment. *> See Our business model* and *Value by stakeholder.*

STRENGTH
FOCUS
COMMITMENT

Defining value by stakeholder

Investors and capital providers
- Generating positive absolute and relative shareholder returns
- Seeking to ensure favourable returns on debt funding

Employees
- Being an employer of choice
- Providing opportunities to earn, learn, develop and apply critical skills and intellectual capital in a safe, values-driven environment

Suppliers
- Providing business opportunities – through local procurement and investment – that contribute to growth

Governments and regulators
- Being a responsible, law-abiding corporate citizen and paying our dues to government (taxes, royalties, among others)
- Partnering to facilitate successful delivery on broader, mutual economic and social objectives (local services and infrastructure)

Communities
- Supporting, promoting and investing in creating resilient, self-sustaining communities

Environment
- Respecting the environment – being a responsible consumer, and minimising and mitigating harmful impacts
- Seeking to protect, restore and rehabilitate land and biodiversity

Our business model

Delivery on our strategy involves optimising and balancing the use of scarce capital resource inputs to enhance positive outcomes and impacts (value created and preserved), and to minimise the negative (value eroded). This also entails ensuring that the required capital resources are available for future, sustained value creation.

Our capital inputs and related actions – 2022

NATURAL CAPITAL

Began year with:

- Mineral Resource of 123.2Moz, including a Mineral Reserve of 29.8Moz
- 639,709ha of land under management
- Active greenfields and brownfields exploration programmes to identify potentially viable orebodies
- Ongoing brownfields and greenfields development projects to develop and maximise the potential of our Mineral Resource and Mineral Reserve

During the year:

- Treated/milled 42.9Mt of ore
- Consumed 22.74PJ of energy
- Withdrew 34.72GL of water
- Spent $205m on brownfields and greenfields exploration
- Completed conversion of Brazil tailings storage facilities (TSFs) to dry stacking – total cost of $244m over three years
- Achieved progress on our Climate Change Strategy to address energy consumption and greenhouse gas (GHG) emissions; published new GHG emissions targets to reduce absolute Scope 1 and Scope 2 GHG emissions by 30% by 2030 (as compared to 2021), in addition to our prior commitment to achieve net zero GHG emissions by 2050 and, in partnership with our value chain partners, to set Scope 3 GHG reduction targets

FINANCIAL CAPITAL

Access to cost-efficient capital funds to sustain our business and ensure future growth. Investment in the business aims to enhance performance and efficiency, to improve margins and sustainably extend operating lives. Main sources are operating cash flow, borrowings (bond and credit facilities), and equity.

Began year with:

- Total equity of $4.09bn
- Cash and cash equivalents of $1.1bn
- Adjusted net debt of $765m
- Undrawn credit facilities of $1.45bn
- Market capitalisation of $8.8bn

During the year:

- Generated $1.804bn in operating cash flow (2021: $1.268bn). The 42% increase was mainly due to higher gold sold, lower cash taxes and higher dividends received from joint ventures, partly offset by higher cash costs, working capital outflows, and the marginal lower gold price received. See ***CFO's report and outlook***
- Replaced $1.4bn five-year unsecured multi-currency revolving credit facility with a new five-year unsecured $1.4bn multi-currency revolving credit facility
- Incurred capital expenditure (including equity-accounted joint ventures) of $1.1bn

INTELLECTUAL CAPITAL

Began year with:

- Integrated, focused strategy supported by sound management systems and robust corporate governance and risk management frameworks
- A values-driven culture guided by our values and ***Our Code***
- Necessary policies in place to foster responsible environmental stewardship, consumption and corporate citizenship
- Solid brand and reputation

During the year:

- Implemented Project Thrive to restructure and streamline our organisation to bring about significant efficiency improvements and promote long-term success; conducted hand-in-hand with roll-out of new Operating Model
- Conducted a company-wide culture survey as first step in initiative to refresh organisational culture and values
- Progressed digital transformation roadmap – defined various initiatives to be implemented and advanced to feasibility stage

SOCIAL AND RELATIONSHIP CAPITAL

Began year with:

- Dedicated community engagement structures to foster strong relationships based on trust
- Reliable, representative supplier database, aligned with our Supplier Code of Conduct, prioritising local suppliers where possible
- Community grievance mechanisms in place across all operations
- Commitment to share value and socio-economic benefits of our mining activities

During the year:

- Provided regular and informative disclosures to stakeholders
- Maintained constructive relationships with government and regulators
- Invested $18m [1] in community projects to promote resilient socio-economic development

[1] Includes joint ventures

HUMAN CAPITAL

Began year with:

- Safety policy and functional support dedicated to furthering our goal of zero harm and eliminating fatalities at the mines operated by the Company
- Experienced, diverse leadership team and Board
- Policy promoting equality, diversity and inclusivity
- Employee localisation a priority
- Motivational reward structures linked to performance and strategic delivery

During the year:

- Employed an average of 32,594 people, including 18,599 contractors (2021: 30,561 and 16,384 respectively)
- Revitalised safety strategy and introduced a three-year work plan focused on leadership and people, processes, technology, innovation and risk management
- Implementation of new Operating Model and organisational restructuring
- Spent $8.94m on critical skills training and development

MANUFACTURED CAPITAL

Began year with:

- Ten mining operations, including related infrastructure, gold processing plants and equipment
- Growth projects:
  - Brownfields - across all operations including development phases at Obuasi
  - Greenfield - Beatty District (Nevada) and Quebradona (Antioquia, Colombia)
- Tangible, right of use and intangible assets with a book value of $3.79bn

During the year:

- Incurred total cash costs of $2.75bn
- Spent $779m on sustaining operations and enhancing performance (sustaining capital)
- Continued implementation of new Operating Model to empower operations, ensure accountability, define necessary work and enable safe and consistent delivery to plan
- Progressed growth projects

For details on materials consumed – such as cyanide, diesel, explosives, acids and alkalis, among other items – in the course of our mining and processing activities, see *<ESGD>*, a compilation of our ESG and sustainability data

OUR BUSINESS ACTIVITIES


1
2
Strategy
4
3

See *How we create value*

OUTPUTS 2022

PRODUCED:

Gold: 2.7Moz (2021: 2.5Moz)

Silver: 3.6Moz (2021: 3.8Moz)

Sulphuric acid: 159t (2021: 173t)

GENERATED:

Revenue from product sales

$4.5bn (2021: $4.0bn)

Mining waste

Tailings deposited: 42.9Mt (2021: 44.1Mt)

Overburden and waste rock: 155.5Mt (2021: 146.5Mt)

Emissions

GHG emissions (CO_2e): 1.475Mt (2021:1.380Mt)

Nitrous oxides (NOx): 2,653t (2021:4,968t)

Sulphur dioxide (SO_2): 352t (2021:174t)

Our business model
continued

Outcomes and impacts – 2022
At year end 31 December

NATURAL CAPITAL

Natural capital:
- Mineral Resource of 131.4Moz and Mineral Reserve of 30.4Moz post depletion at year end
- Acquired Corvus Gold (Corvus) and Coeur Sterling assets to increase our position in the Beatty district of Southern Nevada; these targeted acquisitions plus continued exploration success at Silicon helped increase our Mineral Resource in the district to 8.4Moz
- Three reportable environmental incidents (2021: five)
- Of 615.400ha of land under management, 554.6ha were newly disturbed and 223ha rehabilitated (2021: 639,709ha under management; 806ha newly disturbed and 177ha rehabilitated)

Energy and GHG emissions
- Achieved an energy use intensity of 0.50GJ/t treated (2021: 0.50GJ/t treated)
- Recorded a GHG emissions intensity of 31kg CO_2e/t treated, down 67% since 2007 (2021: 31kg CO_2e/t treated)

Water
- Achieved a water use intensity of 0.79kL/t treated (2021: 0.75kL/t treated)
- Re-used 67% of water withdrawn (2021: 67%) as per the ICMM Water Accounting Guideline (%)

Stakeholders affected:
Environment, communities, governments and regulators

SDGs – Positive impact


12
17

SDGs – Negative impact


6
13
15

FINANCIAL CAPITAL

- Maintained robust balance sheet – strong liquidity of approximately $2.5bn, low leverage of 0.49 times adjusted net debt to adjusted EBITDA ratio – and refinanced the revolving credit facility with a new facility
- Adjusted net debt of $878m, up 15% from 2021, after financing the acquisitions of Corvus and Coeur Sterling, as well as dividends paid during the year
- Net cash position – cash and cash equivalents of $1.1bn
- Free cash inflow of $657m, up 532% from $104m in 2021
- Adjusted EBITDA of $1.8bn, flat from 2021
- Headline earnings of $544m, down from $612m in 2021

Stakeholders affected:
Investment community, including shareholders, capital providers and prospective investors

SDGs – Positive impact


8
10
11


Geita, Tanzania

HUMAN CAPITAL

Workforce

- New Operating Model clarified accountabilities across the organisation, eliminated duplication of work and empowered business units with the right skills to deliver their objectives. It also aims to ensure accountability is properly located in the business
- $534m paid in salaries and wages (2021: $515m)
- Voluntary turnover rate of 1.9%
- Average number of training hours per employee was 8.1

Diversity and training

- In 2022, women made up 13% of total workforce, 38% of executive management and 30% of Board members (2021: 12%, 33% and 36% respectively)
- Women representation at middle management level and above of 19% (2021: 17%)

Employee relations

- Maintained strong employee relations – no industrial action
- Employee/labour relations were stable for 2022

Safety and health

- Zero operating fatalities at mines operated by the Company (2021: 2)
- Safety performance improved further, remaining well below 2021 ICMM peer average and severity of injuries continued to decline

For further detail, see *Prioritise people, safety, health and sustainability* and *Value by shareholder*

Stakeholders affected:

Shareholders, employees, governments and regulators, communities

SDGs – Positive impact


3 GOOD HEALTH AND WELL-BEING
5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES

MANUFACTURED CAPITAL

- Book value of tangible assets, right of use assets and intangible assets of $4.47bn
- Spent $2.75bn to the cash costs
- Continued with implementation of our reinvestment strategy, the new Operating Model and the Full Asset Potential initiative which combined contributed to significant improvements in our operating performance during 2022

Projects

Quebradona: Attractive long-life, high-grade, low-cost project, will introduce copper production into our portfolio. In 2021, Colombia's national environmental licensing agency 'archived' our environmental licence application, and we are preparing a new Environmental Impact Assessment to submit with the application.

Nevada (Beatty): By year end 2022, had acquired Corvus and Coeur Sterling Inc. These acquisitions are to be combined with our existing portfolio of Nevada assets to establish a low-cost, long-life production base over the medium term in the Beatty District.

For more information on our operations, projects and exploration, see *Improve portfolio quality*, *Maintain long-term optionality* and *Projects and exploration.*

Stakeholders affected:

Shareholders, employees, suppliers, governments and regulators, communities and environment

SDGs – Positive impact


8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION

SDGs – Negative impact


6 CLEAN WATER AND SANITATION
13 CLIMATE ACTION
15 LIFE ON LAND



Tropicana, Australia

Our business model continued

Outcomes and impacts – 2022 continued

At year end 31 December

SOCIAL AND RELATIONSHIP CAPITAL

Shareholders and investors

- Maintained investor confidence by delivering on strategic objectives and targets, solid financial performance and consistent, regular targeted engagement

Governments and regulators

- Constructive relations maintained by regular, reliable engagement, regulatory compliance and responsible citizenship
- Regulatory compliance – no material fines received for non-compliance

Communities

- Community relationships boosted by active engagement and provision of local employment and procurement opportunities, infrastructure and services
- Community partnerships and relations strengthened by ongoing collaborative efforts to combat COVID-19
- In June 2022, community unrest due to employment demands temporarily affected operations at Siguiri.
- 146 community complaints received, of which 65% were resolved at year end (2021: 447 and 89% respectively)
- Two human rights violations reported

See ***Value by stakeholder*** for detail on the financial and other value created and distributed to stakeholders.

Stakeholders affected:

Shareholders, employees, suppliers, governments and regulators, communities

SDGs – Positive impact

3 Good health and well-being; 5 Gender equality; 8 Decent work and economic growth; 10 Reduced inequalities; 12 Responsible consumption and production; 17 Partnerships for the goals

INTELLECTUAL CAPITAL

Intellectual capital

- Maintained focus on a robust governance framework, organisational systems and procedures, underpinned by integrating all sustainability systems and processes through our Integrated Sustainability Information Management System (iSIMS). Began systems implementation to increase efficiencies and improve outcomes
- Began implementation of new Climate Change Strategy to enhance proactivity and transparency in mitigating current and future climate risks; measures being taken to strengthen the climate resilience of our business
- Analysis of culture survey results started – will be used to guide learnings on how to improve engagement and collaboration with one another in pursuit of our strategic goals

Stakeholders affected:

Shareholders, employees, suppliers, governments and regulators

For additional information on outcomes and our impacts by stakeholder, see ***Prioritise people, safety, health and sustainability*** and ***Value by stakeholder*** in this report.



Geita, Tanzania

Our strategy – an overview

The overall aim of AngloGold Ashanti's strategy is to generate sustainable cash flow improvements and returns over the longer term and, in so doing, to create and preserve value for all our stakeholders.


Supporting our strategy for sustainable cash flow improvements and returns
Prioritise people, safety, health and sustainability
Maintain financial flexibility
Optimise overhead, costs and capital expenditure
Maintain long-term optionality
Improve portfolio quality

FIVE STRATEGIC ENABLERS

- Streamlined, margin-focused portfolio
- Disciplined capital allocation and a strong balance sheet
- Engaged workforce; prioritising employee safety and health
- Values-driven culture
- Responsible corporate citizenship with good governance as the foundation

Our strategy – an overview continued

Our strategy

Five key focus areas enable us to deliver on our overall strategy. They guide decision-making and are aimed at generating increased cash flows; extending mine lives; creating an organic pipeline of economically viable orebodies; and enhancing our social licence to operate.

Overall, these strategic focus areas seek to ensure that:

- Our portfolio is streamlined, optimised and margin-focused
- A robust, disciplined capital allocation framework is in place
- Our workforce is engaged, with employee safety, health and well-being as priorities
- Responsible corporate citizenship, based on our values, and good governance are the foundation of all that we do

Together, the five strategic focus areas work to ensure that AngloGold Ashanti is best placed to create value and be profitable, through the cycle.

Strategic aims by focus area

Focus area	Aims	Link to executive remuneration *(DSP [1] performance metric weighting)* 2022	2023 [2]

Prioritise people, safety, health and sustainability	This focus area is the foundation of our business and strategy, ensuring alignment between our values and corporate citizenship responsibilities on the one hand and the business's long-term growth, sustainability and profitability on the other.
	
	People, safety, health
	• Engage with, motivate and reward employees
	• Retain those employees vital to our long-term sustainability and profitability
	• Promote diversity and inclusivity
	• Continue to improve conditions for employee safety and health
	• Strive for zero harm, our ultimate goal
	
	Sustainability (environment and communities)
	• Be a responsible environmental steward by:
	  ▪ mitigating, minimising and remediating environmental impacts
	  ▪ promoting the efficient use of natural resources and encouraging responsible consumption
	
	For progress made in 2022 in delivering on this strategic focus area, see ***Prioritise people, safety, health and sustainability***
		24%	24%

Maintain financial flexibility	Seeking to enhance financial flexibility will enable access to funding to weather periods of low gold prices, to reward shareholders and to act on strategic opportunities throughout the economic cycle. In particular, we strive to: • ensure sufficient liquidity (cash and available credit facilities) available to meet core funding needs, including growth requirements • implement a flexible, robust, effective capital allocation framework • maintain focus on cash generation For progress made in 2022 in delivering on this strategic focus area, see ***Maintain financial flexibility***	35%	35%

Focus area	Aims	Link to executive remuneration (DSP [1] performance metric weighting) 2022	2023 [2]
Optimise overhead, costs and capital expenditure	Systems are in place to assess whether investment and spending decisions are optimally structured and aligned with core business objectives. By optimising spending and investment, we aim to maximise our margins throughout the gold-price cycle, withstanding and even flourishing during periods of low gold prices and continuing to invest in the sustainability of our business without unnecessarily relying on dilutive equity top-ups. For progress made in 2022 in delivering on this strategic focus area, see ***Optimise overhead, costs and capital expenditure***	15%	15%
Improve portfolio quality	We actively manage our asset portfolio to improve the overall mix of our production base as we strive for a competitive valuation as a business. This is key to unlocking the full underlying value of the portfolio. We continue to invest in upgrading the overall quality and longevity of our portfolio by: ▪ Developing new lower-cost mining operations ▪ Extending the profitable lives of our existing operations through brownfields exploration and the discovery of new Mineral Reserve ▪ Targeted acquisitions, implementation of joint ventures and divestments ▪ Improving the efficiency of our mines, fleets and plants, a key aim of the Full Potential Programme For progress made in 2022 in delivering on this strategic focus area, see ***Improve portfolio quality***	15%	15%
Maintain long-term optionality	Our Mineral Resource and Mineral Reserve portfolios, our principle natural capital input, is essential to the successful growth of the business. Improving the quality of this natural capital enhances our ability to create value. To maintain long-term optionality, we aim to continually replenish and increase the Mineral Resource and Mineral Reserve pipeline to sustain the business over time. Key to achieving this are our exploration activities, both greenfields and brownfields, project development and targeted acquisitions. We aim to maintain and replenish a pipeline of economically viable orebodies to support the delivery of sustained long-term value-adding growth. By discovering, developing and exploiting viable orebodies sustainably and cost efficiently, AngloGold Ashanti positions itself to create long-term value. For progress made in 2022 in delivering on this strategic focus area, see ***Maintain long-term optionality***	11%	11%

[1] Deferred Share Plan (DSP), our long-term remuneration and reward incentive in place for executive management

*[2] To be voted on/approved by shareholders at the May 2023 AGM. See the **<NOM>** and related voting proxy form for further details. For more detail on the link between delivery on strategic objectives and remuneration, see **Rewarding delivery***


CAT

Geita, Tanzania

Chairperson's letter



"...it is vital to ensure AngloGold Ashanti remains vibrant and profitable, in order to continue making meaningful contributions to our shareholders and the societies in which we work as an employer, a reliable payer of taxes and a consumer of goods and services from our host communities."

Maria Ramos
Chairperson

Dear Stakeholder,

The year in review was defined by volatility and the uncertainty that comes from Russia's war on Ukraine, rapidly rising inflation, higher interest rates, currency swings and sluggish growth in much of the world. These factors contributed to making global economic and operating conditions -- already precarious before the start of 2022 – even more challenging.

The environment will likely remain challenging in 2023, with stubborn inflation, below-average growth and the war in Ukraine all likely to remain features of the operating landscape; the IMF in its *World Economic Outlook 2023* sees the balance of risk 'tilted to the downside'. Developing economies are especially vulnerable, with populations battling a cost-of-living crisis for citizens and unfolding debt crises for many governments.

In this environment, it is vital to ensure AngloGold Ashanti remains a vibrant and profitable, in order to continue making meaningful contributions to our shareholders and the societies in which we work as an employer, a reliable payer of taxes and a consumer of goods and services from our host communities. Our *Economic value-added statement* shows our performance in these key areas during the year.

Meeting objectives

The overall goal remained clear - to regain cost competitiveness safely and responsibly versus the peer group. The management team remained focused on achieving key objectives set out at the beginning of the year in pursuit of that goal, including through continued investment in the optionality and overall integrity of the portfolio. There remained an emphasis on an improved safety performance while also committing to clear, medium-term emission reduction targets to support the continued drive to achieve net zero emissions by 2050.

Particularly important during the year was the introduction of the new Operating Model, simplifying the company's organisational structure and ensuring greater transparency, consistency and accountability. So, too, was the Full Potential Programme, a comprehensive approach to optimising the performance of each of our mines and plants, all in support of the overall cost competitiveness goal.

Several excellent new, experienced leaders from across the global natural resource industry were brought into the business. They bring news skills, perspectives, and experience in areas as diverse as finance, digital technology, global supply chain and project management, with the strong technical capability and institutional memory that exists within the company.

Early signs are encouraging; despite operating challenges encountered during the year, including flooding in Brazil and various supply chain blockages, as well as ongoing labour shortages in Australia and inflationary pressure across the portfolio, the business met its main performance objectives and achieved guidance on key metrics of production, capital expenditure and all-in sustaining costs. This result supported headline earnings of $544m and free cash flow before growth capital expenditure – the metric on which we base our dividend payments -- of $996m.

Maintaining this greater consistency over a sustained period will be the ultimate test for our business.

Delivering catalysts for change

The year-on-year increase in cash costs held at around 6%, or roughly half of the aggregate input inflation experienced by the business. This result was underpinned by improvements across our key assets, which are well catalogued in this report. Of note was the excellent progress at Obuasi in Ghana after a sill-pillar collapse in 2021 caused production to be suspended for almost half the year. Following steps to improve the safe operation of the mine, the site team resumed mining, achieved their targets and advanced the reinvestment project that will facilitate the full ramp-up of the mine in the years ahead.

Realising Obuasi's potential was one among the important catalysts achieved during the year. Others included the continued improvement in the overall Mineral reserve life of our portfolio, the release of the outstanding cash balances in the DRC and demonstrating the ability to offset corporate taxes against outstanding value-added tax balances in Tanzania.

Great progress was also made in Nevada, where the team combined ongoing exploration success with two bolt-on acquisitions to bring AngloGold Ashanti's overall Mineral Resource near the town of Beatty, in the south of the state, to 8.4Moz. This programme of disciplined investment has provided us a large – and growing – development option in one of the world's most attractive mining jurisdictions.

While these achievements are route markers in the journey to improve AngloGold Ashanti's valuation, we have some way to go to narrow the deficit with our peer group. While our CEO, Alberto Calderon, has been clear that 2023 is a transitional year as we move toward narrowing the valuation gap with peers, we will continue to invest in improving the quality and integrity of the portfolio.

This includes the programme to buttress the ***Calcinados tailings storage facility*** which services the Queiroz plant within our AGA Mineração operating unit in Brazil. Important to note is that the operational and structural integrity of this TSF remains safe and stable, per the conclusions of recent assurance assessments by external consultants and AngloGold Ashanti's own TSF team. The buttressing programme follows completion of a detailed risk assessment, required by a new regulation introduced in Brazil in 2022, and will bring the post-liquefaction factor of safety of this facility in line with the international standards currently regarded as best practice.

Improving sustainability

Safety remains the overall priority for our business and provides further evidence of improved performance. After two tragic fatalities on our mines in 2021, it is encouraging to report a fatality-free 2022 at the mines operated by the Company, alongside a 41% reduction in injury rates to well below our peer group average. Both the Board and Executive are seized with the importance of maintaining a safe workplace for all employees and contractors and will remain focused on implementing our safety strategy and maintaining a culture of continuous improvement.

The Board approved a Discrimination and Harassment Standard during the year, supported by a communication campaign led by the CEO and his executive entitled 'Don't Cross the Line,' which stressed a zero-tolerance approach to any disrespectful, inappropriate and harmful behaviour. Processes have been established for confidential, victim-centered reporting.

Our new Climate Change Strategy will help ensure we are well placed to cope with changing weather patterns. An important step in this journey was taken in October when new, ambitious targets were set to reduce absolute Scope 1 and 2 GHG emissions by 30%, by 2030 (as compared to 2021). This target, which follows a 67% reduction in emissions since 2007, carries the full endorsement of the Board. Successful execution will require significant investment in renewable energy across our main operating jurisdictions as we work with providers of solar and wind power to further improve the quality of our energy mix. Our goal remains to achieve net zero Scope 1 and 2 emissions by 2050, in line with the Paris Agreement.

Conclusion

Sadly, in October our fellow director, Nelisiwe Magubane, passed away suddenly. Nelisiwe's unique perspective from a long career spent in Africa's electricity sector, as well as her valuable contribution to discourse at the Board, will be sorely missed.

We are fortunate to have an experienced and dedicated management team to implement AngloGold Ashanti's strategy with oversight from an experienced, multi-disciplinary board of independent, non-executive directors. The company's leadership has been infused with exceptional talent from across the mining industry in the past year. The executive team has been finalised with the appointment of Gillian Doran as Chief Financial Officer and Executive Director from January of 2023. While we welcome Gillian to the Company, I would like – on behalf of the Board – to thank Ian Kramer for expertly discharging his duties as Interim CFO.

Thanks are due, too, to my fellow directors for their diligence and guidance throughout this past year. On behalf of the Board, I also offer my thanks to the senior management team for their professionalism and dedication, to the thousands of employees who make it their business each day to ensure that this company will safely and responsibly improve its performance for the benefit of so many who depend on this business in one way or another for their livelihoods. Finally, to the diverse stakeholders upon who we depend for our licence to operate, I extend both our thanks and commitment to be responsible custodians of the resources entrusted to us.

Sincerely,

Maria Ramos
Chairperson
15 March 2023

Board leadership



Independent non-executive directors

Maria Ramos (64) Chairperson	**Rhidwaan Gasant** (63) Lead Independent Director	**Kojo Busia** (60)	**Alan Ferguson** (65)	**Albert Garner** (67)
MSc, BCom (Hons), Banker Diploma, Certified Associate of the Institute of Bankers (SA)	BCompt (Hons), CA(SA), ACIMA, CGMA, Executive Development Programme	PhD, MA, BA	BSc (Accountancy and Business Economics), CA(Scotland)	BSE (Aerospace and Mechanical Sciences)
Appointed: June 2019 and as Chairperson in December 2020	**Appointed:** August 2010	**Appointed:** August 2020	**Appointed:** October 2018	**Appointed:** January 2015
Expertise: 1 2 3 4 6 7 9 10 11	1 2 3 6 7 8 9 10 11	1 2 3 4 7 9	1 2 3 5 6 7 9	1 2 3 6 7 8 9
Committees: • Nominations and Governance (C) • Social, Ethics and Sustainability	**Committees:** • Audit and Risk • Remuneration and Human Resources • Nominations and Governance • Investment	**Committees:** • Social, Ethics and Sustainability (C) • Nominations and Governance • Investment	**Committees:** • Audit and Risk (C) • Remuneration and Human Resources • Nominations and Governance	**Committees:** • Remuneration and Human Resources • Investment

(C) Chairperson

Board expertise

1. **Board experience**
2. **Leadership experience**
3. **Strategy development**
4. **Environment, health and safety**
5. **Mining/ engineering**
6. **Financial acumen/ accounting**
7. **Corporate governance**
8. **Legal**
9. **Risk management**
10. **Technology and innovation**
11. **Human resources/labour**



Independent non-executive directors			Executive directors	
Maria Richter (68)	**Scott Lawson** (61)	**Jochen Tilk** (59)	**Alberto Calderon** (63) Chief Executive Officer	**Gillian Doran** (46) Chief Financial Officer
BA, Juris Doctor	MBA, BSc (Civil Engineering),	Bachelors and Masters in Mining Engineering	PhD, MPhil, MA, Juris Doctor, BA	Fellow Member of Association of Chartered Certified Accountants (FCCA)
Appointed: January 2015	**Appointed:** December 2021	**Appointed:** January 2019	**Appointed:** September 2021	**Appointed:** January 2023
Expertise: 1 2 3 6 7 8 9 11	2 3 4 5 9 10	1 2 3 4 5 7 9	1 2 3 4 6 7 8 9 10 11	1 2 3 6 7 9
Committees: • Remuneration and Human Resources C • Nominations and Governance • Audit and Risk	**Committees:** • Social, Ethics and Sustainability • Investment	**Committees:** • Investment C • Audit and Risk • Social, Ethics and Sustainability • Nominations and Governance	**Committees:** • None	**Committees:** • None

Changes to Board composition

- Christine Ramon retired from the Board effective 30 June 2022
- Nelisiwe Magubane passed away on 30 October 2022
- Gillian Doran was appointed as Chief Financial Officer and Executive Director with effect from 1 January 2023

Corporate governance

AngloGold Ashanti's Board is guided by its commitment to embedding sound governance principles and practices at all levels of the Company.

These underpin value creation and the long-term sustainability of our business and are crucial to the achievement of our business objectives and delivering on our strategy. AngloGold Ashanti's governance structures and processes demonstrate our commitment to high standards of business integrity and ethics, and are supported by our values-driven culture and Code of Business Principles and Ethics (Our Code).

Our Code of Business Principles and Ethics (Code) is fundamental to our culture of performance with integrity. This Code sets out our expectations for the conduct of our directors, employees, contractors and consultants and affirms our commitment to the highest standards of integrity and ethics in the conduct of our business.

In 2023 we will be launching an updated Code of Business Principles and Ethics to underpin the rollout of AngloGold Ashanti's new values, demonstrating alignment and consistency of a values-based organisation

AngloGold Ashanti reviewed its application of the King IV principles – ethical culture, good performance, effective control and legitimacy – and is satisfied that the Company has adopted these principles and the recommended practices. A statement on our application of these principles is available online at ***www.anglogoldashanti.com***.

Key Board considerations

Standing agenda items at Board meetings include a comprehensive CEO report covering, *inter alia,* operational and safety reviews and performance, progress towards strategic objectives, presentation of the financial performance and forecasts by the CFO and reports from chairpersons' of Board committees. In addition to these items, the Board considered the following key matters during 2022.

FEBRUARY

Considered
- Results of the 2021 Board evaluation

Approved
- Annual financial results for 2021
- Final dividend declaration
- Directors' Minimum Shareholding Policy

MARCH

Approved the Company's 2021 suite of annual reports

MAY

Held
- AngloGold Ashanti AGM

Considered
- Full Potential Programme

Approved
- Delegation of authority
- A2X secondary listing
- Board charter and committees' terms of reference
- Modern Slavery Report
- Group Scope 1 and 2 GHG emission reduction targets

JUNE

Held
- Annual strategy planning session and agreed near-term strategic imperatives that would focus on:
  - Embedding the new operating model
  - Rollout of the Full Potential Programme across the portfolio
  - Improving the quality, unit cost, margin and/or risk profile of the asset
  - ESG considerations integrated into all strategic initiatives
  - Conducted a site visit in Nevada

AUGUST

Received
- Training on climate change, including developments in climate change and sustainability reporting

Approved
- Interim results for 2022
- Interim dividend declaration
- Acquisition of Coeur Mining Incorporated's Southern Nevada properties (Sterling properties)

NOVEMBER

Considered
- Progress on the organisational culture and values transformation journey

Approved
- Group Risk Management Framework, plan and risk tolerance statement
- Several Group-wide policies
- Directors to retire and be re-elected at the AGM
- Board succession plan
- Board annual plan and priorities for 2023
- Interrogated and approved the budget and business plan for 2023

Board composition

The Board seeks to ensure AngloGold Ashanti remains a responsible corporate citizen by delivering on its financial performance objectives and pursuing environment, social and governance (ESG) principles, striving to enhance the economic life of host communities and to protect and minimise harm to the environment – see *page 29* for the Board's response to climate change. The Board acts with independence and its members have the appropriate competencies and experience to execute their fiduciary duties.

New directors are appointed by the Board on recommendation by the Nominations and Governance Committee, which conducts rigorous credential assessments of each potential candidate. Several factors including relevant legislative requirements, best practice, the candidate's qualifications and skills and the requirements of AngloGold Ashanti's Directors' Fit and Proper Standards are considered in appointing new Board members. Their appointments are subject to shareholder approval at the annual general meeting following their appointment by the Board. Pursuant to our Memorandum of Incorporation, one-third of directors are required to retire at each annual general meeting and, if eligible and available for re-election, are put forward for re-election by shareholders. The directors due to retire at the forthcoming annual general meeting are Rhidwaan Gasant, Alan Ferguson and Albert Garner. They are all eligible and have offered themselves for re-election. Gillian Doran, who was appointed since the last annual general meeting, will be standing for election as a director of the Board. See the *<NOM>*.

Board succession planning

The Board, assisted by the Nominations and Governance Committee, regularly reviews its composition to ensure a balance in skills, expertise, independence and diversity attributes as well as an optimal mix of tenure levels and meet the company's needs, and provide effective oversight and well-informed decision-making. During the year, a formal succession plan was developed and implemented to proactively address anticipated director departures, Board and committee chairperson changes as well as skills that may be required due to changes in the governance and regulatory landscape.

Independence of directors and conflicts of interest

AngloGold Ashanti is governed by a unitary Board of Directors, which consists of ten directors – eight independent non-executive directors and two executive directors. In determining director independence, we are guided by King IV, the Companies Act, the JSE Listings Requirements, the NYSE independence rules and our internal policy on independence, as well as best practice. For 2022, all non-executive directors were assessed as being independent in terms of mind, character and judgement. The Board continues to have an appreciation for the valuable experience and institutional knowledge provided by Rhidwaan Gasant, who has been on the AngloGold Ashanti Board for more than 12 years.

Directors are required to declare their interests annually and to disclose any conflicts of interest, and when they arise, to determine the extent to which the conflict may impact the performance of their duties at AngloGold Ashanti. Once a conflict has been disclosed, it is managed appropriately by the Board. A Declaration of Interest form is maintained by the company secretary and any new interest or potential conflict is declared at each meeting.

Members of the Board
10

Independent non-executive directors
8

Executive directors
2



Obuasi, Ghana

Corporate governance continued

Board diversity profile

AngloGold Ashanti recognises the benefits of promoting broader diversity at Board level, including diversity of gender, race and ethnicity, culture, age, field of knowledge, skills and experience, and geography. These attributes are considered in determining the optimal composition of the Board as well as succession planning, and when possible, will be balanced appropriately for the Board to be effective as a whole.

To promote gender diversity, a target of at least 40% female Board members was established and, for AngloGold Ashanti to leverage the benefits of a globally diverse Board, the Board introduced a racial diversity target of 50% black representation (including African, Indian, Coloured and other foreign black nationals) on the Board.

The Board's progress toward its diversity targets deteriorated during the year following the departure of two black female directors. Recognising that much remains to be done to reach its diversity targets, improving gender and racial diversity remains a strong focus for the Board during the recruitment of new directors and succession planning. The Board has already taken action by appointing Gillian Doran, who joined the Board on 1 January 2023 as CFO.

Gender diversity


Target: 40% female representation
100
80
60
40
20
0
44%
56%
36%
64%
30%
70%
2020
2021
2022
Women
Men

Racial diversity


Target: 50% black representation
100
80
60
40
20
0
44%
56%
36%
64%
20%
80%
2020
2021
2022
Black
White

Tenure of non-executive directors


3.0
2.5
2.0
1.5
1.0
0.5
0.0
1
2
3
2
9 years or longer
6 to 8 years
3 to 5 years
less than 3 years

Age profile


80
70
60
50
40
30
20
10
0
10%
44%
36%
10%
56%
64%
80%
40 - 49 years
50 - 59 years
60 - 69 years
2020
2021
2022

Average tenure for non-executive directors:
5.3 years

Geographical diversity


2
2
1
2
1
1
1
South African 2
American 2
American/Panamanian 1
Ghanaian 1
British 1
Canadian 1
Australian 2

The information above includes Gillian Doran who joined the Board on 1 January 2023.

Board skills matrix



Strategy development 100%
Leadership experience 100%
Risk management 100%
Board experience 90%
Corporate governance 80%
Legal 30%
Financial acumen/accounting 70%
Environment, health and safety 50%
Human resources/labour 40%
Technology and innovation 40%
Mining/engineering 30%
0
20
40
60
80
100

Directors' dealings in shares and closed periods

In accordance with statutory and regulatory requirements, Directors, Prescribed Officers and any restricted employees may not deal directly or indirectly in the securities of the Company during specific closed or prohibited periods. All Directors and the company secretary require prior approval from the Chairperson to deal in the Company's securities.

The Chairperson of the Board must obtain written approval from the Lead Independent Director, or in his/her absence, the chairperson of the Audit and Risk Committee. The company secretary retains a record of all such share dealings. For prescribed officers written approval must be obtained from the CEO before dealing in AngloGold Ashanti securities.

Directors' time commitments and external appointments

The Board appreciates the benefits that wider boardroom exposure provides for directors. However, the number of external appointments undertaken by a director is monitored to ensure that adequate time is committed to AngloGold Ashanti, and the effective discharge of the director's duties and responsibilities, as well as to align with shareholder advisory companies' guidelines on overboarding. When making new appointments the Board takes account of other demands on a potential director's time and, prior to appointment, significant commitments are required to be disclosed with an indication of the time involved.

For existing directors, additional external appointments must not be undertaken without prior approval of the Chairperson of the Board to ensure that directors have sufficient time to dedicate to the affairs of the Company. Additional directorships for the Chairperson are subject to approval by the lead independent director.

Details of the Directors' external appointments can be found on the Company's website at *www.anglogoldashanti.com*.

Non-Executive Directors' minimum shareholding requirements

In February 2022, the Board approved a minimum shareholding policy for non-executive directors, in order to strengthen the alignment between the interests of non-executive directors and those of AngloGold Ashanti's shareholders and to ensure long-term sustainable decision making.

Non-Executive Directors are required to acquire and hold a minimum shareholding in AngloGold Ashanti shares, equivalent to 150% of their annual base fee within four years of the effective date of the policy for existing non-executive directors, and from the effective date of appointment for new non-executive directors. However, in accordance with the policy, a non-executive director may not hold shares in AngloGold Ashanti which are material to his/her personal wealth, as this may adversely impact the non-executive director's independence.

Details on Non-Executive Directors' minimum shareholdings may be found on page 152 in *Rewarding delivery.*

Corporate governance continued

Board and committee structure and delegation of authority

AngloGold Ashanti Board

The overriding role of the Board is to seek to ensure the long-term sustainability and success of the business, for the mutual benefit of all stakeholders. Its overall role is one of strategic leadership. This includes the setting, monitoring and review of strategic targets and objectives, the approval of capital expenditure, acquisitions and disposals, and oversight of governance, internal controls and risk management. The Board is supported by five committees to which it delegates certain functions without abdicating any of its own responsibilities. This process of formal delegation involves documented and approved terms of reference, which are reviewed annually, or more often when required.

The latest approved Board Charter and Committees' terms of reference, containing detailed information regarding their respective responsibilities and mandates, are available online.

See ***Governance*** on ***www.anglogoldashanti.com***

Delegation of Authority

In 2022, we undertook a comprehensive review of the Group's Delegation of Authority framework. Following this rigorous review process, a single group-wide Delegation of Authority, aligning all critical decisions across the Group, was adopted to replace the previous Group Delegation of Authority and various regional and in-country Delegations of Authority. This single Group-wide Delegation of Authority includes Board authorities and authorities of the CEO and the rest of the organisation.

The Board is satisfied that the delegations in place contribute to role clarity and the effective exercise of authority and responsibilities.

Audit and Risk Committee

A Ferguson (Chairperson), R Gasant, M Richter, J Tilk

- Oversees the integrity of our financial reporting, the existence of proper internal controls, the integrity of the ***<IR>*** and ***<AFS>***, and of our risk management processes
- Assesses AngloGold Ashanti's continuing ability to operate as a going concern, assists the Board with oversight of IT governance, risk management and the Group ethics and regulatory compliance programme
- Seeks to ensure the Company has qualified independent external auditors and internal auditors

More detailed information on the committee's achievements is available in the ***<AFS>***

Social, Ethics and Sustainability Committee

K Busia (Chairperson), S Lawson, M Ramos, J Tilk

- Key responsibility is to assist the Board in monitoring matters relating to safety, health, the environment and ethical conduct, and to ensure that AngloGold Ashanti develops and behaves as a responsible corporate citizen
- Seeks to ensure that our sustainability strategy positions AngloGold Ashanti as a leader in mining and that sustainability objectives are effectively integrated into the business
- Oversees the integrity of and approves the ***<SR>***

More information on the work accomplished by the committee during the year. See the ***<SR>***

Remuneration and Human Resources Committee

M Richter (Chairperson), A Ferguson, A Garner, R Gasant

- Assists the Board in ensuring that AngloGold Ashanti remunerates fairly, responsibly and transparently so as to promote the achievement of strategic objectives and positive outcomes in the short, medium and long term
- Reviews, oversees and, where appropriate, approves human resources Group policies and strategies aimed at creating and sustaining the technical and managerial excellence required to support the attainment of the Company's global objectives and achieve a globally competitive workforce

More information on the achievements of the committee is available in the ***Remuneration and Human Resources Committee chairperson's report***

Nominations and Governance Committee

M Ramos (Chairperson), K Busia, A Ferguson, R Gasant, M Richter, J Tilk

- Assists the Board in the implementation of programmes aimed to ensure the Board's composition and size is appropriate at all times, oversees the performance evaluation of the Board and its committees, as well as the independence assessment and qualification and competence of the company secretary
- Considers the extent to which the general corporate governance mechanisms and frameworks of the Company are appropriate and effective, and makes appropriate recommendations to the Board
- Develops processes to identify, assess and recommend Board candidates for appointment as executive and non-executive directors, including the Chairperson and CEO, as well as the company secretary, and at the same time considers succession planning for the Board

Investment Committee

J Tilk (Chairperson), K Busia, R Gasant, A Garner, S Lawson

- Assesses individual capital projects and investment and divestment opportunities to ensure that they are in accordance with AngloGold Ashanti's primary mission to create sustained shareholder value in the long term
- Seeks to ensure that project and investment evaluation guidelines, including appropriate strategic, operational, financial, technical and sustainability guidelines and other procedures for the allocation of capital, are consistently and properly applied
- Oversees the integrity of and approves the *<R&R>*

Executive Committee

As CEO, Alberto Calderon is responsible for the execution of AngloGold Ashanti's strategy and reports to the Board. He chairs the Executive Committee that is responsible for the day-to-day management of the Group's affairs. The committee's work is supported by country and regional management teams as well as by Group corporate functions.

Board and committee meeting attendance

Directors' attendance at Board and committee meetings during 2022 was as follows:

	Board [3]	Audit and Risk	Investment	Remuneration and Human Resources	Social, Ethics and Sustainability	Nominations and Governance [4]
Number of meetings in 2022 [5]	**9**	**7**	**7**	**9**	**5**	**7**
MDC Ramos	9	n/a	n/a	n/a	5	6
KOF Busia	9	n/a	7	n/a	5	6
A Calderon	9	n/a	n/a	n/a	n/a	n/a
AM Ferguson	9	7	n/a	9	n/a	7
AH Garner	9	n/a	6	9	n/a	n/a
R Gasant	9	7	7	9	n/a	7
SP Lawson	9	n/a	7	n/a	5	n/a
NVB Magubane [1]	6	4	n/a	n/a	4	n/a
KC Ramon [2]	4	n/a	5	n/a	n/a	n/a
MC Richter	9	7	n/a	9	n/a	6
JE Tilk	9	7	7	n/a	5	6

[1] NVB Magubane passed away on 30 October 2022

[2] KC Ramon retired from the Board with effect of 30 June 2022

[3] During 2022 the Board held six scheduled meetings and three special meetings

[4] Members of the Nominations and Governance Committee participated in an additional meeting in respect of the recruitment of the CFO

[5] All committees held four scheduled meetings during the year

Corporate governance continued

Board and committee effectiveness

Unless determined otherwise by the Board, an evaluation of the Board, its committees, the chairperson and individual directors is conducted every two years. Every alternate year, an opportunity is provided for consideration, reflection and discussion by the Board of its performance and that of its committees, the chairperson and its members. During 2022, the Board continued to monitor progress towards agreed action plans for specific focus areas identified in the 2021 performance evaluation.

The Board recognises the need to focus on building a strong culture within the organisation and has endorsed and supported the culture journey and values refresh the Company has embarked on. With this in mind, it was necessary for the Board to ensure it was conscious of its own culture, how it aligned with the Company's culture and how it could best enable leadership on this journey. As part of the Board effectiveness process, the Board commissioned an externally facilitated assessment of the Board culture during the year.

Outcomes of the assessment defined the Board's current culture as ethical and collegial, with accountability for and focus on safety, sustainability, governance and environmental responsibility as well as on the delivery of shareholder value. The assessment further indicated a strengthening of alignment between the Board and executive leadership, with a focus on strategy and longer-term sustainability.

Other aspects of Board effectiveness include a robust induction programme that all new directors are required to complete before their first Board meeting to become familiar with the Company, their duties and responsibilities as directors and receive information required to be effective in their role.

The Board also provides continuing professional training and development for directors, which covers topics relevant to the operations of the Company, industry and regulatory environment and includes site visits. During the year, directors attended site visits at Obuasi and in Nevada.

For further information on the organisational culture journey and values refresh, see ***Revitalising our culture, refreshing our values*** and the ***Remuneration and Human Resources Committee chairperson's letter***.

Company secretary

The company secretary is responsible for developing, implementing and maintaining effective processes and procedures to support the Board and its committees in the discharge of their duties and responsibilities. The company secretary advises the Board and individual directors on their fiduciary duties and on corporate governance requirements and best practices.

In accordance with the JSE Listings Requirements, the Board evaluated the qualifications, competence and experience of the company secretary for 2022 and was satisfied that Leeanne Goliath is qualified to serve as company secretary. Leeanne has experience as a company secretary and in corporate governance and securities and exchange regulatory requirements applicable in South Africa and other jurisdictions, gained during her tenure working in regulated and listed companies. Leeanne holds BCom and MBA degrees as well as certificates for the Management Advanced Programme and in Advanced Company Law. The Board also confirmed the company secretary's independence and that she maintains an arms-length relationship with the Board.

Other governance practices

Legal, ethical and regulatory compliance

The Group's geographical spread makes its legal and regulatory environment diverse and complex. The Board has oversight responsibility for ensuring that the Company complies with applicable laws and regulations, codes and standards, and has delegated this responsibility to the Audit and Risk Committee.

Group Compliance plays an essential role in the management of designing and implementing appropriate compliance policies and procedures.

During 2022, Group Compliance continued with activities aimed at enhancing the Company's governance. Key among these activities were:

- Leading a benchmarking exercise and review of AngloGold Ashanti's governance documents. A Group-wide documents standard was launched to establish the AngloGold Ashanti controlled documents framework, creating consistency and purpose across different document types. As part of the new group-wide documents framework, Group Compliance manages the development, amendment, review, approval process and publication of all group-wide documents. Group Compliance also manages the only internal repository for Group-wide documents. Policies demonstrate the organisation's aspirational commitments to achieve its objectives and describe the behaviours and actions of the organisation. Beneath each policy, group-wide standards set out the minimum mandatory requirements for how AngloGold Ashanti will deliver the commitments in the policies and group-wide procedures set out how mandatory requirements must be performed to mitigate key risks
- The publication of new group policies in relation to Asset Security and Value Protection, Business Integrity, Health, Safety and Security, Operations and Mineral Resource Development, People, Sustainability and a new Supplier Code of Conduct
- The global rollout of the anti-bribery and anti-corruption online training to all employees with computer access. The training covers anti-bribery and anti-corruption, payments to government officials, gifts, hospitality and sponsorships, engagement of agents and intermediaries, conflicts of interest, reporting wrongdoing, and political donations and activities
- Tracking and monitoring compliance with laws and regulations, including self-certification processes and legal registers, by country
- The rebranding of our whistleblowing platform to "Speak-up" with updated communication and increased awareness around the availability of this platform. AngloGold Ashanti continued to have a robust Speak-Up platform, administered by a third-party, to which all employees, directors, officers and external parties have access via hotlines, email and web facilities. Reporting is anonymous unless the reporter specifically nominates to disclose his or her identity. All concerns are carefully investigated, and feedback is provided through the third-party service partner to the person raising the concern. Speak-up results are communicated quarterly to the Audit and Risk Committee as well as the Social, Ethics and Sustainability Committee and to the Serious Concerns Committee, a management committee. Whistleblowing plays a key role in giving credence to the Board's commitment to ethical leadership and responsible corporate citizenship

- Continued development of a compliance programme aligned with "best practice" principles identified by, among others, bodies responsible for the prosecution of violations of key extra-territorial legislation such as the US Foreign Corrupt Practices Act, and that are adaptable at an operational level to enhance the effectiveness of the compliance framework
- Continued embedding of our responsible sourcing programme to align suppliers with our business ethics and values. Our Supplier Code of Conduct encourages all suppliers, including contractors, to align their businesses with our internal policies and codes of ethical behaviour, particularly on human rights practices, labour relations and employment practices, the environment, our anti-bribery and corruption policies, and safety procedures, policies and standards. Our approach to suppliers involves mandating that responsible environmental, social and governance practices are carried out by those we associate and/or do business with. Suppliers are assessed on their governance conduct in addition to their socio-economic behaviour
- Regular assessment of the online registers for gifts, hospitality and sponsorship and conflicts of interest
- Business unit assessments for risks related to bribery and corruption, including virtual assessments as part of our combined assurance audit programme

External and internal standards and regulations

AngloGold Ashanti complies with legislative and regulatory requirements, including several external and voluntary industry and international standards and recommendations that are relevant to the business.

AngloGold Ashanti is a member of, and a signatory to, the:

- Extractive Industries Transparency Initiative (EITI)
- International Council on Mining and Metals (ICMM)
- International Cyanide Management Code
- Principles of the United Nations Global Compact (UNGC)
- Responsible Gold Mining Principles
- Sustainability Accounting Standards Board
- United Nations Guiding Principles on Business and Human Rights
- United Nations Women Empowerment Principles (WEP)
- Voluntary Principles on Security and Human Rights (VPSHR)
- World Gold Council's Conflict-Free Gold Standard and Responsible Gold Mining Principles

We are committed to complying with the following standards:

- International Bill of Human Rights
- Universal Declaration on Human Rights

In addition, we have Group policies and charters to which we adhere. Increasingly, customers and consumers want assurance that the gold they are purchasing has not contributed to conflict or human rights abuse. This has resulted in several measures being introduced by industry-related organisations of which we are part, to prevent gold and other commodities from being used to fund conflict and other violations of human rights.

By virtue of its securities being registered with the United States Securities and Exchange Commission (SEC), AngloGold Ashanti is also subject to the various securities laws applicable in the United States. This is in addition to being subject to the various listing requirements applicable for all the stock exchanges on which the Company's shares or depositary receipts are listed. These are the Johannesburg, New York, Ghana and Australian stock exchanges.

Climate change

The Board recognises the impacts of climate change that could exacerbate existing mining-related risks and the effect on ecosystems, communities and employees.

The Board previously approved a Climate Change Strategy, and the Company published its inaugural Climate Change Report in late 2021, which is aligned to the recommendations of the Task Force on Climate-related Financial Disclosures. Furthermore, as a member of the International Council on Mining and Metals, AngloGold Ashanti was part of a landmark climate change commitment to achieve net zero Scope 1 and Scope 2 GHG emissions by 2050 and to accelerate action on Scope 3 GHG emissions, including setting credible targets in partnership with its suppliers.

During the year, the Board endorsed the Company's commitment to achieve a 30% reduction in its absolute Scope 1 and 2 GHG emissions by 2030 (as compared to 2021) through a combination of renewable energy projects, fleet electrification and lower-emission thermal power sources. The capital cost required to achieve these reductions over the next eight years was anticipated to be approximately $1.1 billion, of which about $350m would be funded over that period by the Company and the balance through third-party funding, including from providers of renewable energy infrastructure. Climate change will remain a priority in future years and the Board will monitor the Company's progress towards its GHG emission reduction targets. See ***Climate change disclosure.***

Governance of supply chain management and procurement policies

Effective supply chain management, undertaken with integrity, fairness and transparency and in line with our values and governance principles, adds value to our business, by improving efficiency, relationships and reputation, ultimately, impacting our long-term sustainability. As a global company, responsible management of our supply chain is an increasingly important ethical, equality and human rights consideration.



Compliance with laws and regulations	Fraud, bribery and corruption	Conflicts of interest	Gifts, hospitality and sponsorship	Responsible sourcing	Confidential reporting	Compliance risk assessments

Corporate governance continued

Responsible supply chain management has the potential to add value to communities, local governments and society, particularly in developing countries. We have adopted a cross-functional approach to supply chain management to ensure best practice, which includes complying with international human rights and labour standards and the economic participation of local stakeholders.

In 2022, we launched a new Supplier Code of Conduct which continues to set expectations for our suppliers. All suppliers are required to review, understand and comply with our Supplier Code of Conduct, all relevant laws and industry regulations and notify AngloGold Ashanti if they become aware of any action which does not comply with any of these. This is a condition of doing business with AngloGold Ashanti. A breach or other violation of the Supplier Code of Conduct could result in a review or termination of the supplier's contract with AngloGold Ashanti. Our suppliers shall conduct business activities with integrity, dignity and respect, including not taking unfair advantage of AngloGold Ashanti or other parties through misrepresentation of facts or any dishonest practices.

Responsible sourcing

AngloGold Ashanti aims for the communities and societies in which we operate to be better off for our having been there. This aim is supported by our commitment to do no harm, to make responsible use of natural resources, and to contribute to sustainable development, as well as by our local procurement policy which aims to stimulate economic development within the communities and countries in which we operate. The success of this commitment is evident when considering the 96% localisation spend achieved for 2022 (2021: 93%) on a global basis.

2023 focus areas

In line with AngloGold Ashanti's status as a signatory to the UN WEP and the UN Global Compact, WEP is receiving focus and is being included as part of our Sustainable Mining Plan. These principles will form part of our responsible sourcing objective and human rights policies.

Considerable emphasis is being placed on greater supply chain transparency and reporting of ESG impacts. Risk exposures are driving our level of enhancement to improve the integration of risk assessments into identifying new and emerging sustainability risks in existing suppliers, including potential integration of real-time data.

Tax strategy and tax management policy

Our tax strategy, which is aligned with our business strategy and its objectives, is to manage all our global tax obligations in a transparent, responsible and sustainable manner, within the governance framework established by our Tax Management Policy while respecting the differing interests of all our stakeholders.

The principles governing the Group's tax strategy and policy are reviewed and approved by the Board which, through the Audit and Risk Committee, monitors adherence to the policy.

We recognise that AngloGold Ashanti must earn and maintain its social licence to operate in partnership with government and community stakeholders, thus contributing towards our sustainable future in the countries where we operate. Aligned with our vision, mission and values, we acknowledge our obligations as a responsible corporate citizen and that our operations contribute material tax revenues, in terms of both taxes borne and taxes collected, to the economies of the countries in which we conduct our business.

As a member of the EITI, a global standard to promote open and accountable management of natural resources, AngloGold Ashanti is committed to reporting the amounts paid to governments in respect of our operations in those countries that have implemented the standard.

Our Tax Policy governs the management of tax throughout AngloGold Ashanti and confirms the defined parameters within which the Board-approved tax strategy is applied.

The tax governance framework requires AngloGold Ashanti to have a combination of suitably skilled resources and internal processes, together with internal and external assurance.

Mineração, Brazil



Our approach to transparency and tax

Our approach to tax is underpinned by the AngloGold Ashanti values, which include sustainability. We also value the communities and societies in which we operate and want them to be better off for AngloGold Ashanti's having been there.

The principles set out below govern our global approach to tax:

- **Compliance:** We respect and comply with the legal framework of the countries in which we operate, meeting our tax obligations on time. We comply with local and global rules with respect to transfer pricing and cross-border transactions.
- **Corporate citizenship:** We engage constructively with tax authorities in the countries in which we operate in an open and fair manner. We support sustainable relationships in dealing with global tax authorities. We communicate with tax authorities to resolve uncertainties as soon as practical.
- **Transparency in our dealings with governments:** We are transparent with regard to the taxes paid to governments as we believe that this allows our stakeholders to understand the contribution we make and the integrity of our tax systems.
- **Risk management and governance:** We are committed to strong governance. We identify, investigate, assess and report tax risks in terms of our global audit and risk framework. On a quarterly basis, we report on tax risks and uncertainties to the Audit and Risk Committee.
- **Business rationale:** AngloGold Ashanti tests the commercial rationale of its transactions. We seek to manage our tax affairs in a manner that contributes to sustainable business performance and long-term shareholder value. Accordingly, we do not engage in aggressive tax planning.
- **We advocate fair tax treatment:** We engage in the tax reform processes of international tax rules and local tax rules in the jurisdictions in which we operate. This supports the principle that tax systems should be fair, certain, efficient and competitive in order to support growth, jobs and long-term sustainable tax contributions.

Digital technology

Digital technology is integral to AngloGold Ashanti's functions and operations and their ability to deliver value and effectively manage digital technology risk. The Board has delegated the governance of digital technology to the Audit and Risk Committee, which has ensured the establishment of a Digital Technology Governance Framework.

The Governance Framework supports effective and efficient management and decision-making in respect of the utilisation of technology resources to facilitate the achievement of the Company's objectives and the management of digital technology related risk.

In accordance with the recommendations of King IV, a policy that addresses the governance of digital technology has been adopted. In addition, the Audit and Risk Committee receives updates on the digital technology strategy.

Annual audits are conducted by both internal audit and the external auditor, and any failures or issues of non-compliance are remediated by the digital technology function. Additionally, annual risk assessments are completed and surfaced within AngloGold Ashanti's risk management system.

Disaster recovery and business continuity plans for digital technology are in place and tested annually.

Digital technology has formal processes and a cyber security operation centre in place to ensure threats are actively managed, with the objective of adequately protecting the Company's digital technology assets and the confidentiality, integrity and availability of information.

Mineração, Brazil



World in which we operate

In this segment:

World in which we operate



Our external operating environment

Our external operating environment is dynamic and complex, with external factors beyond our control influencing our ability to deliver on our strategy and create value.

The most prominent external event of 2022 – Russia's war in Ukraine – continues to have far-reaching impacts on global supplies of oil, gas and grain, among other commodities. The continuing hostilities have exacerbated global inflation and interest rates and increased the prospect of a global recession in 2023. Increased inflationary pressure placed upward pressure on costs for the business and society at large, creating the potential for economic, social, and subsequent political disruptions, including in those jurisdictions in which we operate. There may be a consequent impact on the global natural resources sector as governments and society respond to this inflationary pressure.

The COVID-19 environment has stabilised as more people acquire some level of immunity from vaccination and previous infections. Reported cases across our employees and contractors remain mild and asymptomatic with no severe cases or deaths from COVID-19 reported in 2022. However, we remain vigilant and our COVID-19 crisis preparedness and response plan remains in place to enable prompt action and business continuity should the situation change.

Investors continued to increase their call for the companies in which they invest to improve their sustainability practices, governance and contributions to society while reducing their impact on the environment.

Major external factors affecting AngloGold Ashanti are:

- Global geopolitical and macro-economic uncertainty, including inflation, skilled labour shortages, supply chain disruptions and energy shortages
- Growing climate crisis and increasing pressure to decarbonise operations
- Uncertain and increasingly rigorous regulatory requirements
- Increased demands for employment and other value chain opportunities from local communities
- Increasing stakeholder and societal expectations, particularly in relation to ESG performance and disclosures
- Pressure from international credit ratings



Geita, Tanzania

Our external operating environment continued

Global geopolitical and macro-economic uncertainty, including inflation, skilled labour shortage, supply chain disruptions and energy shortages

Explanation and impact

Economic uncertainty and heightened geopolitical tensions impact several factors that can influence commodity prices, exchange rates, and interest rates. These factors together with investor sentiment influence the gold price, which in turn affects the financial results of our business.

While most markets globally appear to have recovered from the effects of the COVID-19 pandemic and related lockdowns, the world economy has suffered further shocks resulting from the war in Ukraine, tighter global financial markets and a marked rise in global inflation.

According to the International Monetary Fund, the global economy grew by 2.9% in 2022, compared to 5.9% in 2021. The slowdown is expected to continue in 2023 with growth of 1.7% forecast for the year.

Inflation, which reached 6.5% in the US at the end of 2022, remains a key concern with the Russian/Ukraine war spurring higher energy prices.

The gold price received averaged $1,793/oz in 2022, which, although high relative to the average price over the past decade, was little changed from the $1,796/oz average for 2021. Continued price increases amid rising inflationary expectations were countered by expectations of rising interest rates as monetary authorities in the world's largest economies raised interest rates to check rising prices.

The unprovoked war on Ukraine by Russian forces in late February 2022 continues to cause enormous suffering and loss of life, although the disruptions to financial and commodity markets have lessened over time. Prices for several hard and soft commodities reached their highest levels in a decade or more, and in some cases set records. Brent crude oil touched levels not seen since 2012; copper advanced to its highest level ever. Corn and wheat both soared to multi-year highs. While the gold price responded initially, peaking at $2,039/oz in early March 2022 before falling to a low for the year of $1,632/oz in October. The closing price on 10 March 2023 was $1,868/oz.

Sudden price spikes experienced over the past year and higher cost of key production inputs impacted margins. More costly basic commodities also affected host countries and communities. Furthermore, these higher prices threaten the ability of the global community and individual member states to achieve the targets set out by the United Nations Sustainable Development Goals (SDGs) by 2030.

Our response

- Rigorously manage those variables in our control
- Continued implementation of new Operating Model to reduce waste and duplication, improve effectiveness by simplifying organisational structure and locate resources closer to each operation to ensure delivery to plans
- Renewed emphasis on our Full Potential Programme and also ongoing Operational Excellence initiatives to optimise operating processes and reduce costs, while seeking to ensure our workforce is fully engaged and appropriately skilled
- Continued investment in capital projects to increase grade, extend mine lives and widen margins over the medium-to-long term
- Maintain balance sheet strength by reducing debt, increasing maturity of borrowings and lowering the average interest rate
- Apply disciplined capital allocation for exploration projects to extend mine life and improve the quality of our portfolio

Outlook

A robust economic recovery in the United States, Europe and China, coupled with complications in the global supply chain, brought with it accelerating inflation and the prospect of higher interest rates to counter rising prices. While inflation has moderated in 2023, it remains a persistent threat. The pace at which the US Federal Reserve and other monetary authorities are prepared to raise interest rates to combat inflation will have a direct impact on gold prices and input costs in the year ahead. The focus of the business will be to lower costs and ensure profitability at lower gold prices.

Related strategic focus areas

- Improve portfolio quality
- Enhance financial flexibility
- Optimise overhead, costs and capital expenditure

Related risks

Risk 2: Failure to successfully deliver and ramp up growth projects

Risk 4: Inability to convert Mineral Reserve and Mineral Resource

Risk 6: Failure to move down the industry cost curve – all-in sustaining cost competitiveness

Risk 7: Loss of or threats to social licence to operate

Risk 8: Adverse gold and commodity prices, and currency movements

Risk 10: Failure to attract and retain critical skills and talent

For further detail on our top risks, see *Managing risks and opportunities*

Growing climate crisis and increasing pressure to decarbonise operations

Explanation and impact

The prospect of changing rainfall patterns, rising sea levels, higher temperatures, increased water stress or floods and severe weather conditions caused by global climate change remain growing concerns for businesses, investors, broader society and governments. This has led to growing pressure to reduce greenhouse gas (GHG) emissions and to limit fossil energy and water usage and to promote responsible practices in line with the United Nations Framework Convention on Climate Change (UNFCCC), the Conference of the Parties (COP), the Paris Agreement, the SDGs and other benchmarks.

Our response

- Maintained focus on improving our ESG performance
- Initiated two new Group standards in 2022 – the first relating to the management of mine blasting-related noise and vibration beyond the fence-line and the second relating to the management of climate change risks. The latter follows through on an action plan contained in the Group Climate Change Strategy
- Set a target to achieve a 30% absolute reduction in Scope 1 and 2 greenhouse gas (GHG) emissions by 2030 (as compared to 2021) through a combination of renewable energy projects, fleet electrification and lower-emission power sources
- Recommitted to net zero Scope 1 and 2 GHG emissions by 2050 and, in partnership with our value chain partners, to set Scope 3 GHG reduction targets
- Climate Change Working Group maintained its focus on the related strategy and transition processes, and will oversee implementation of the new Climate Change Strategy adopted in 2021
- Complied with our corporate frameworks, standards and guidelines, as well as external ones including the ICMM and the World Gold Council's Responsible Gold Mining Principles, among others

Outlook

Pressure from governments, investors and broader society to improve environmental stewardship and reduce GHG emissions is likely to intensify. This trend is being driven by a number of factors, including investors' desire to mitigate long-term risks to the overall operating environment and also commitments made by countries under the Paris Agreement to limit average global temperature increases to less than 1.5 degrees Celsius by 2050. To achieve this, global emissions are projected to need reductions of 8-10% annually between 2020 and 2050.

To do our part, we set targets designed to achieve a 30% reduction in absolute Scope 1 and 2 greenhouse gas (GHG) emissions by 2030 as compared to 2021, and then to progress work toward charting a Roadmap to Net Zero Scope 1 and 2 GHG emissions by 2050. Our power mix already includes hydro-electric energy in the DRC and Brazil, while our planned Colombia projects will be largely hydro-powered. Our Australian operations, previously powered by diesel generators, presently use mostly natural gas.

Related strategic focus areas

- Focus on people, safety and sustainability
- Improve portfolio quality
- Maintain long-term optionality

Related risks

Risk 9: Inability to meet expectations or to mine responsibly (ESG performance)

For further detail on our top risks, see ***Managing risks and opportunities***

Geita, Tanzania



Our external operating environment continued

Uncertain and increasingly rigorous regulatory requirements

Explanation and impact

Regulatory certainty facilitates decision-making in relation to long-term investments in mining assets with lives spanning several decades. Regulatory changes relating to mining rights, the payment of taxes and royalties, and operating, closure and decommissioning requirements can impact investment returns.

More onerous regulations can result in an increased cost of compliance, which may be compounded by uncertainty in the understanding or application of legislation. This can affect the financial position of the business and its sustainability as well as relationships with government and regulators.

Our response

- Engaged constructively with governments, local stakeholder groups and regulators to optimise the shared value and benefits derived from the orebody among stakeholders
- Carefully monitored regulatory changes to ensure compliance and to facilitate long-term planning

Outlook

While we engage regularly with all governments and regulators, particular attention is given to negotiations with regulators in Colombia (on mining and environmental permitting), Brazil (on evolving TSF legislation) and countries in Africa that are considering legalising or formalising small-scale and artisanal mining (Guinea, Tanzania and Ghana). We engage with host governments and monitor and evaluate actual or anticipated regulatory changes, for timely implementation and compliance.

Regarding TSFs in particular, we remain committed to implementing the Global Industry Standard on Tailings Management. Tailings-related regulations introduced in Brazil in 2022 required AngloGold Ashanti to conduct a new detailed risk assessment, overseen by an external consultant, of our Brazilian TSF portfolio. The outcome of this risk assessment will result in work to buttress the Calcinados TSF, which services the Queiroz plant at the Cuiabá mining complex, in order to bring the facility's post-liquefaction factor of safety in line with the international standards currently considered to be best practice.

Related strategic focus areas

- Focus on people, safety and sustainability
- Enhance financial flexibility
- Maintain long-term optionality

Related risks

Risk 1: Adverse regulatory changes to mining rights and adverse fiscal changes

Risk 3: Adverse future implications of event risks

For further detail on our top risks, see *Managing risks and opportunities*

Geita, Tanzania



Increasing stakeholder and societal expectations in respect of ESG performance and disclosures

Explanation and impact

Companies, particularly those in the extractive industries, face increased scrutiny worldwide from an array of stakeholders:

- Providers of capital as well as ESG and credit ratings agencies have increasing expectations relating to financial, operating and ESG performance
- Governments' expectations relate to contributions to the fiscus and to national and local economies, as well as partnerships to facilitate service delivery and social and economic development
- Communities' expectations relate to socio-economic benefits – local employment and procurement opportunities, and the provision of infrastructure, healthcare and education, among others

Our response

- Engaged constructively with stakeholders to better understand their requirements, to consistently manage their expectations, and to secure and maintain our social licence to operate
- Delivered on related strategic objectives and commitments
- Sought to ensure responsible corporate citizenship, in line with our values
- Maintained and improved aspects of our ESG performance – set targets and transparently reported progress made in meeting these targets
- Created and shared value for communities in host countries – through employment and procurement opportunities, and by investing in socio-economic initiatives that promote long-term resilience and self-sufficiency

Outlook

There has been increasing expectation from governments, investors and broader society for improved performance and greater disclosure on ESG matters as well as financial, operating and sustainability metrics in general. On disclosure, we have comprehensive ESG data sets available on our website – see *<ESGD>* and will continue to participate annually in a number of ESG rating agency surveys and aim to respond promptly to related queries. We have continued to provide support to our host communities with respect to their responses to the COVID-19 pandemic. For more detail, see our *<SR>*.

Related strategic focus areas

- Focus on people, safety and sustainability
- Enhance financial flexibility
- Maintain long-term optionality

Related risks

Risk 5: Failure to meet our operational and safety targets

Risk 9: Inability to meet expectations or to mine responsibly (ESG performance)

For further detail on our top risks, see ***Managing risks and opportunities***



Iduapriem, Ghana

Our external operating environment continued

Pressure from international credit ratings

Explanation and impact

As credit ratings agencies assess the credit risk of a company and its ability to honour its debt obligations, the assessments sometimes take into account the jurisdiction in which the Company is located or operates since the country's political, economic and regulatory environment can have an impact on the Company.

Our response

- Engaged regularly with ratings agencies to ensure an accurate understanding of our potential operating and financial performance
- Continued to look at operational efficiencies that will make our mines more consistent in production, more resilient to gold price volatility and thus provide stable and sustainable cash flows
- Current Company ratings are as follows:
- S&P: BB+/stable
- Moody's: Baa3/stable
- Fitch: BBB-/negative

Outlook

South Africa's sovereign rating by Fitch, Moody's and S&P will continue to determine whether and by how much our credit rating can improve, as our corporate rating cannot be more than two notches above the sovereign rating of our country of domicile (South Africa). We also remain exposed to other lower-rated sovereign countries.

Our overall credit ratings have remained stable since 2019 and are underpinned by a diversified asset base, robust balance sheet, strong liquidity and disciplined capital allocation.

Related strategic focus areas

Enhance financial flexibility

Improve portfolio quality

Related risks

Risk 2: Failure to successfully deliver and ramp up of growth projects

Risk 4: Inability to convert Mineral Reserve and Mineral Resource

Risk 5: Failure to meet our operational and safety targets

Risk 6: Failure to move down the industry cost curve – all-in sustaining cost competitiveness

Risk 7: Loss of or threats to social licence to operate

Risk 8: Adverse gold and commodity prices, and currency movements

Risk 9: Inability to meet expectations or to mine responsibly (ESG performance)

Risk 10: Failure to attract and retain critical skills and talent

For further detail on our top risks, see *Managing risks and opportunities*

Iduapriem, Ghana



Managing risk and opportunities

AngloGold operates in a constantly changing and complex environment that presents risks to our business.

Our risk management approach must be flexible in responding to the challenges that confront us while we continue to pursue value-creating opportunities. This is key to the long-term success of our business.

We have established structures, processes and protocols to allow us to manage risk in this fashion. In 2022, however, we reviewed our Group Risk Management Framework taking into consideration our new Operating Model.

The revised Group Risk Management Framework adheres to the King IV Corporate Governance Risk Principles, ISO 31000 and the Committee of Sponsoring Organisations (COSO) Enterprise Risk Management Framework.

The Board and CEO are committed to ensuring that risk is managed effectively to ensure we meet our strategic business objectives. Our Group Risk Management Framework aims to provide assurance that all risks across the Group have been properly assessed, mitigated, and monitored, within appropriate risk tolerance levels.


Level 3 independent assurance: Certifications, internal and external audits
3
Level 2 assurance: Governance functions, risk and compliance
2
Level 1 assurance: Management
1
Identifying
Assessing
Evaluating
Responding
Mitigating
Reporting
RISK MANAGEMENT PROCESS

Risk management framework

Effective risk management requires that we identify, assess, evaluate and respond to the risks faced by the business. In order to do this effectively we reviewed our Risk Management Framework to align AngloGold Ashanti's risk management practices with the new Operating Model. This resulted in a revised Framework, where we replaced the standalone Risk Policy through with risk management principles embedded in various Group policies and set a minimum standard of risk management as part of the work we do.

The Framework applies across the Company and to its managed entities. It guides us in a proactive and systematic way to monitor potential risks and opportunities. These can be associated with uncertainty, societal and political transition, economic fluctuations, regulatory changes and operational and production risks across all areas of our business and by all levels of management.

The governance of risk is entrenched in the Board's structure and oversight. A level of risk governance is also embedded in the new Operating Model's single-point accountability function and in the revised new Group Delegation of Authority. The ***Group Risk Appetite and Tolerance Statement*** is a Board accountability function and requires Board approval to ensure the enterprise and operational matrices used to assess risks adequately reflect the threshold of acceptable risk for the Group. Assurance, mainly through the Group Internal Audit department, is an integral part of our overall risk governance.

Risk management is integral to business activity and is integrated into Group-wide policies with our risk strategy part of executive accountability. The ***Group Risk Management Standard*** is an integral part of our Group-wide suite of Standards.

Managing risk and opportunities continued

Role of the Board, Audit and Risk Committee, Executive and management

The new Operating Model has introduced more direct employee accountability, which leads to more efficient operations with the ability to create and unlock value for the organisation. The Board, which has ultimate accountability for the oversight of management of our risks, provides oversight of AngloGold Ashanti's Risk Management Framework and determines the organisation's risk appetite and tolerance.

The Audit and Risk Committee is accountable for risk governance and risk management system oversight.

The CEO is responsible for determining the risk management philosophy and approach and the adoption of the risk management standards set.

Management is accountable for effective management of risk and reviewing mitigations that are in place, in accordance with the risk management methodology.

Group Internal Audit provides independent assurance, based on a periodic evaluation of controls and compliance, as well as an objective view of delivery on the risk management process.

Our risks and opportunities are identified at an operational and Business Unit level.

Group Risk Management Framework


Overview
Board sets the appetite and tolerance limits implemented in the risk assessment matrix
Assurance oversight
GOVERNANCE
Board structure
Appetite and tolerance
Assurance
STRATEGY
Enterprise-wide and operational risk management
Integrated with business strategy and integral to decision making
Our risk philosophy and approach
Managing risk is integral to achieving business objectives
Ensuring compliance with governance and ISO 31000 requirements
Risk Management is entrenched into all business activities
New Group policies integrate risk management principles
Board component
Top down
Executive component
GROUP RISK MANAGEMENT FRAMEWORK
Bottom up
PROCESS
Matrix
Standards
Risk plans
Training
Systems
(Risk registers and tools)
VALUE OF PERFORMANCE
Key performance indicators
Compliance with methodology
Risk Intelligence informing real time risks
Continuous improvement
Defines the risk management system, minimum requirements, monitoring and reporting
Proactive, opportunities, efficiencies, effectiveness, real risks
Management component

Opportunities

Increasing our asset potential

We continue to prioritise careful allocation of capital. The Full Potential Programme (FP) is central to this and is designed to optimise efficiencies and achieve cash cost reductions through improvements in key mining activities, improved metallurgical recovery, and reduced downtime, among others. The programme is site-owned and led, and the General Manager of each operation is accountable for understanding and delivering the full potential of their asset. Governance is provided by a central Steering Group which provides strategic direction to the site teams. See the ***CEO's review***, ***Improve portfolio quality*** and ***Strategic trade-offs*** in this report.

Improving on systematisation

The FP allows us to take a step back and reassess the business as a whole. We have reflected on the models applied and our systems and processes. This has provided opportunities to introduce continuous improvement through reviewing practices, benchmarking against best practice and, where applicable, seeking external advice.

The initiative enables us to focus on our key strategic objective, of gaining cost competitiveness. See ***How we create value***, ***Our business model*** and ***Optimise overhead, costs and capital expenditure***.



Sunrise Dam, Australia

Emerging risks

Scarcity

Disruption to global markets post COVID-19 lockdowns and as a result of Russia's war on Ukraine, has exposed vulnerabilities in the security of supply of certain raw materials for industrial production.

The mining sector, like many others, faces a new reality of having to mitigate inflationary impacts across a range of inputs while dealing with macroeconomic shocks that may impact operations and costs.

Global trade restrictions are likely to further impede supply chains with certain constraints in supply of strategic commodities being experienced at an operational level.

Rising geopolitical tensions and conflicts are likely to further exacerbate supply blockages for goods and services and will contribute to cost increases.

Gold resources are finite and this presents challenges for growth that requires investment in exploration and the maintaining of high-quality mines.

Social

Societies have not fully recovered from the COVID-19-related shutdowns and related health, economic and social impacts. Precarious global economic conditions, with growing political uncertainty and geopolitical tension, has resulted in a more difficult socio-economic environment in some areas. Mining companies are faced with the challenges of maintaining an effective social compact under these challenging conditions, particularly in certain developing markets, including some in which we operate. Greater fiscal pressures through changing legislation are often coupled by greater social demands, with both stemming from deteriorating macroeconomic conditions.

As the socio-economic situation deteriorates, security risks may rise in tandem, especially in remote regions where we operate. We are also likely to see increasing localisation pressures from both communities and governments and administrations searching for avenues to increase fiscal revenues.

Managing risk and opportunities continued

Our top 10 residual Group risks

Our risks are assessed over the short, medium and long term. The heat map below shows the residual rating for each of our top 10 risks over a three-year view (medium term). Residual risk is the Company's exposure to a particular risk once mitigation measures have been applied to the inherent risk.



Likelihood
Almost certain
Likely
Possible
Unlikely
Very rare
Minor
Moderate
High
Major
Extreme
Consequences
1
2
3
4
5
6
7
8
9
10
Nature of risk:
External
Operational
Strategic

Rank (previous)	Potential risk	Risk owner*
1 (1)	Adverse regulatory changes to mining rights and fiscal requirements	CLO
2 (3)	Failure to successfully deliver and ramp up growth projects	CTO
3 (4)	Adverse future implications of event risks	CTO
4 (2)	Inability to convert Mineral Reserve and Mineral Resource	CDO
5 (5)	Failure to meet our • operational targets • safety targets	COO
6 (6)	Failure to move down the industry cost curve – all-in sustaining cost competitiveness	CFO
7 (7)	Loss of or threats to social licence to operate	CSCAO
8 (9)	Adverse gold and commodity prices, and currency movements	CFO
9 (10)	Inability to meet expectations or to mine responsibly (ESG performance)	CSCAO
10 (8)	Failure to attract and retain critical skills and talent	CPO

* See *Executive Committee*

Strategy

Mining is a long-term business, and so our strategy aims to create sustained value over the life of our mining operations and beyond. This involves careful allocation of key resource inputs – the natural, human, intellectual, financial, manufactured, and social and relationship capitals – which are essential to achieving this aim.


Supporting our strategy for sustainable cash flow improvements and returns
Prioritise people, safety, health and sustainability
Improve portfolio quality
Maintain financial flexibility
Maintain long-term optionality
Optimise overhead, costs and capital expenditure

For detail on our strategy and strategic focus areas, see *Our strategy – an overview*

Our principal risks

Our risks are assessed over the short, medium and long term. Not all of these factors contributing to our principal risks are within the control of management as they are influenced by exogenous factors. These external factors include among other things COVID -19 and its lingering impacts on employees, supply chain resilience, resource nationalism, macroeconomic factors, the gold price, and unforeseen events in our areas of operation. These factors carry varying degrees of uncertainty and at times require agile responses to manage the risks. For more on these external factors, see *Our external operating environment* in this report.

Risk	Mitigating action	Strategic focus areas impacted	Committee oversight
1 **Adverse regulatory changes to mining rights and fiscal requirements** Experience shows that political, tax and economic laws and policies in our operating jurisdictions can change quickly. We operate in countries that can from time-to-time experience a degree of social and political instability as well as economic uncertainty.	▪ Conduct regular, inclusive engagement and broader collaboration with governments, communities and NGOs ▪ Continuously monitor legislative, regulatory and political landscape ▪ Make use of joint venture alliances with local companies in line with host country's regulatory requirements to improve participation of host-country industries ▪ Seek to ensure compliance with relevant country legislation and regulation ▪ Have in place a government relations framework to guide engagement		▪ Social, Ethics and Sustainability Committee ▪ Audit and Risk Committee
2 **Failure to successfully deliver and ramp up growth projects** Failure to develop and operate projects in line with expectations could negatively impact business performance.	▪ Create multi-disciplinary steering committees ▪ Adopt robust approach to regular stage-gate project reviews to assess projects and allocate capital in accordance with our capital allocation framework ▪ Seek to ensure appropriate project skills, systems, structures and governance are in place ▪ Ramp up safe operations at Obuasi ▪ Minimise supply chain disruptions, retain critical commodities, reduce and or plan for extended lead times **Feasibility study and due diligence** ▪ Quebradona – optimise feasibility study and prepare a new Environmental Impact Assessment to submit with the Company's new licence application		▪ Investment Committee

Managing risk and opportunities continued

Risk	Mitigating action	Strategic focus areas impacted	Committee oversight
3 **Adverse future implications of event risks** Potentially catastrophic events include among other events the COVID-19 pandemic, a TSF failure and our inability to ensure ongoing business liquidity. Such events could have significant financial consequences and cause fundamental changes in the way we operate.	▪ Ensure adequate liquidity and bond submissions in anticipation of events ▪ Comprehensive TSF governance and management framework, standards and guidelines developed to address tailings-related risks ▪ Convert conventional TSFs to filtered tailings deposition in Brazil to comply with regulatory requirements ▪ Seek to ensure effective project management of conversion to dry stacking ▪ Prepare plans for the buttressing of the Calcinados TSF at the Queiroz plant in Brazil in order to align the post-liquefaction safety factor with the international standards currently considered best practice. This follows completion of a risk assessment, required by the new regulation and overseen by external consultants. See related *Media release*.		▪ Social, Ethics and Sustainability Committee ▪ Audit and Risk Committee
4 **Inability to convert Mineral Resource and Mineral Reserve** It is essential to replace depleted Mineral Reserve in order to maintain or increase production in the long term. If not, our operational performance, financial condition and prospects will be adversely affected.	**Short term** ▪ Improve Mineral Reserve development to create flexibility for mines to cope with unexpected events that might interrupt and hinder delivery on the mine plan ▪ Conduct greenfields and brownfields exploration to replenish mineral inventory ▪ Increase conversion of the Mineral Resource to Mineral Reserve ▪ Apply robust business planning, portfolio optimisation and feasibility studies to support Mineral Reserve conversion **Long term** ▪ Implement focused greenfields exploration targeting new discoveries		▪ Investment Committee
5 **Failure to meet our operational and safety targets** Unplanned stoppages and unforeseen operational interruptions, and operational accidents or injuries that can impact production could adversely impact business.	▪ Seek to ensure delivery of business plans by focusing on Mineral Resource modelling, integrated business planning and execution ▪ Improve Mineral Reserve life and enhance planning certainty ▪ Maintain operational excellence programmes aimed at improving efficiency ▪ Focus on safe production across all operations with a goal of zero harm including implementation of refreshed safety strategy ▪ Continue ongoing monitoring of physical and mental health of employees and response planning		▪ Investment Committee ▪ Audit and Risk Committee ▪ Social, Ethics and Sustainability Committee

Risk	Mitigating action	Strategic focus areas impacted	Committee oversight
6 **Failure to move down the industry cost curve – all-in sustaining cost competitiveness** Margins and free cash flow are at risk when the gold price remains static or declines, when production targets are not met or when costs increase, with a potentially adverse impact on our financial position.	▪ Complete the Full Potential Programme to optimise asset performance ▪ Drive operational excellence programmes ▪ Introduce lower cost ounces to the Mineral Reserve and, ultimately, the production base ▪ Optimise capital to generate maximum returns ▪ Implement new Operating Model to improve effectiveness, ensure better operational outcomes and reduce costs		▪ Audit and Risk Committee ▪ Investment Committee
7 **Loss of or threats to social licence to operate** Failure to operate in a sustainable and responsible manner to provide benefits to communities could threaten our social licence to operate and adversely impact our financial position.	▪ Target stakeholder mapping and engagement ▪ Monitor legislative, regulatory and political landscape in anticipation of negative impact on business ▪ Meet local content and localisation requirements ▪ Share economic benefits with host countries and communities ▪ Review sustainability performance with general managers and increase overall awareness among senior management cohort across all operations ▪ Continue to assess status of social licence to operate at operations		▪ Social, Ethics and Sustainability Committee
8 **Adverse gold and commodity price, and currency movements** Lower spot prices and strengthening of currencies in host countries will adversely impact our ability to generate free cash flow.	▪ Enhance cost competitiveness by improving quality of the portfolio ▪ Focus on cost, efficiencies, and capital discipline ▪ Maintain long-term optionality by ensuring competitive project pipeline ▪ Improve debt profile and interest cost of capital ▪ Apply conservative gold price and currency planning assumptions ▪ Conduct sensitivity analyses on gold price, production, exchange rates and Group risk adjustments ▪ Implement new Operating Model to improve effectiveness		▪ Audit and Risk Committee ▪ Investment Committee

Managing risk and opportunities continued

Risk	Mitigating action	Strategic focus areas impacted	Committee oversight
9 **Inability to meet investor expectations on responsible mining (ESG performance)** Irresponsible mining practices and/or perceptions of insufficient commitment to ESG standards could lead to an adverse impact on the price of our securities and our social licence to operate.	▪ Conduct regular engagement and collaboration with stakeholders ▪ Undertake transparent reporting and public disclosure ▪ Review sustainability performance with general managers and increase overall awareness among senior management cohort across all operations ▪ Seek to ensure good corporate citizenship, governance and disclosure ▪ Manage and limit environmental impacts and progress achievement of targets ▪ Integrate climate considerations into the business and undertake physical climate risk assessments for all operations ▪ Implement Climate Change Strategy ▪ Include stakeholders in COVID-19 response plans ▪ Implement a human rights framework ▪ Enhance diversity and inclusion practices		▪ Investment Committee ▪ Social, Ethics and Sustainability Committee
10 **Failure to attract and retain critical skills and talent** Inability to retain and attract sufficiently skilled and experienced employees may harm our business and growth prospects. Having the right people with the required skills is vital to the efficient conduct of our business and strategic delivery.	▪ Implement development planning and deployment initiatives to ensure internal skills building and a future pipeline ▪ Develop value proposition of AngloGold Ashanti as an employer of choice ▪ Increase training capacity for scarce artisan skills ▪ Implement short- and long-term incentive schemes ▪ Conduct employee engagement surveys and act on feedback ▪ Enable flexible working functionality to attract a diverse workforce ▪ Develop global mobility programme to enable skills retention		▪ Social, Ethics and Sustainability Committee ▪ Remuneration Committee

Prioritise people, safety, health and sustainability	Maintain financial flexibility	Optimise overhead, costs and capital expenditure	Maintain long-term optionality	Improve portfolio quality



Geita, Tanzania

Integrated stakeholder engagement

Inclusive stakeholder engagement and effective management of stakeholder relations, concerns and expectations have a direct bearing on our ability to deliver on our strategy and create sustained value

Our approach to and rationale for engagement

We are committed to collaborative stakeholder engagement. Our integrated, inclusive stakeholder engagement process seeks to balance the needs, interests and expectations of stakeholders with those of AngloGold Ashanti. This process is fundamentally important at every stage of our business cycle – from exploration through to mine closure.

Our engagement structures are aimed at helping us navigate the political, regulatory and legislative environments in which we operate, providing insights into potential risks, opportunities and material sustainability issues with the potential to affect our ability to create value, so enabling us to better manage and act on such risks, opportunities and issues, to maintain our social licence to operate, to deliver on our strategy and to create sustained long-term value.

Oversight and accountability

While ultimate responsibility for stakeholder engagement lies with the Board, the Social, Ethics and Sustainability Committee assists with oversight of our stakeholder engagement framework and structures. The committee reviews the related framework and engagement structures annually.

Engaging key stakeholders

We have identified our key stakeholders, the significance of engagement with each, their primary concerns and expectations, and our response. In addition, we have conducted self-evaluations of the quality and nature of our relationship with each stakeholder grouping as follows:

Strong = collaborative and mutually advantageous (positive)

Cordial = sufficiently involved to achieve common goals (stable)

Weak = requires some effort and consultation to achieve consensus (challenging/difficult)

Our significant stakeholders

- Investment community
- Employees, including unions
- Governments and regulators
- Communities
- Suppliers
- Industry partners and peers


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Tropicana, Australia

Integrated stakeholder engagement continued

Investment community

Quality of engagement: Strong

Includes: Shareholders, current and future investors, debt funders and other providers of capital.

This stakeholder group represents the principal providers of financial capital. We engage with both international and local institutional investors, private investors and fund managers as well as investment and ESG analysts and financial media.

Transparent and consistent engagement on our performance and delivery on our strategy, and to manage expectations can enhance investor sentiment and our reputation and improve access to capital and our market valuation. The CEO, CFO and Chief Corporate Affairs and Sustainability Officer, supported by the investor relations team, are responsible for shareholder engagement. Such engagement, which is regular and carried out through a variety of channels, is conducted in line with our listing and exchange requirements.

Key issues of engagement	Our response
Financial and operating performance	• Provided detail on financial and operating performance • Continued strengthening of the balance sheet to better weather short- and medium-term volatility in gold price and the general operating environment • Debt consolidation • Communicated areas of delivery on strategy
Cash lock-up challenges	• Ongoing engagement with host governments and regulators • Provided detail on progress in dealing with cash lock-ups in DRC, Tanzania and Argentina
Obuasi ramp up	• Updated market on the Obuasi ramp up and progress being made with Phase 3 project work • Continued engagement with local stakeholders regarding the benefits of AngloGold Ashanti's ongoing investment in the development of Obuasi and its investment in social and community projects
Climate approach	• Committed to the ICMM's target of net zero Scope 1 and 2 GHG emissions by 2050 • Presented our revised medium-term targets for a 30% reduction in absolute Scope 1 and 2 GHG emissions by 2030 as compared to 2021
ESG performance	• Made detailed submissions to ESG index and rating agencies and delivered regular feedback on ESG-related performance
Impact of surge in global inflation (diesel/oil prices, etc)	• Sensitivity analysis is provided for all key assumptions in the financial statements • Focused on cost control, including through re-negotiation of contracts with suppliers
Impact of Russian war on Ukraine on supply chain/lines	• Strategic inventory, alternative supply sources and various commercial levers as part of category strategies for impacted materials and equipment to mitigate impact of rising costs and potential delays in delivery


Tropicana, Australia

Employees and unions

Quality of engagement: Cordial

Includes: All employees as well as their representative labour unions at certain operations

Employees, our human capital, provide the labour, knowledge, skills and expertise necessary for the efficient operation of our business and successful delivery on our strategy. Constructive employee engagement promotes stable employee relations, enhances productivity and ensures alignment on our strategic objectives.

Line management, supported by the human resources function, is the main point of engagement. Engagement is frequent and ongoing, formal and informal, and includes official communications issued by the business, as well as company-wide town hall meetings, in-house presentations and awareness campaigns on various topics such as safety, health, business performance, the new Operating Model and COVID-19 updates. Communication media used includes email, newsletters, employee briefs, video bulletins, WhatsApp, the intranet, social media platforms and personal communication with line management. Union engagement is more formal and structured.

Key issues of engagement	Our response
Progress made with implementation of our new Operating Model (continuous improvement)	• Focused employee engagement across all levels • CEO held several employee town halls, one-on-one and small group meetings, issued numerous briefs to communicate revised priorities, progress made, and benefits gained from new Operating Model
Safety	• All 2022 deliverables of the three-year strategy plan were achieved and communicated to employees. During 2022, focus was on the design and rollout of the refreshed major hazards safety – see *Major Hazard Control Standards*
Organisational culture	• Post the culture survey conducted in 2021, our corporate values are being revitalised and will be launched early in 2023
Obuasi ramp up	• Provided updates on progress made with implementation of the Phase 3 project work and production ramp up
Productivity, maintaining focus on strategy and meeting guidance on production and other performance metrics	• New Operating Model implemented – focused communication by line managers to reinforce delivery in line with strategy

Tropicana, Australia



Integrated stakeholder engagement continued

Governments and regulators

Quality of engagement: Cordial

Includes: National, regional, local governments as well as various regulators and departments (mining, environmental, social, labour, taxation)

Government and regulators develop and implement legislation and associated regulations that can significantly affect AngloGold Ashanti or one or more of our operations. Ongoing engagement aims to communicate the state of the business and its challenges and opportunities, to mitigate regulatory and political risks, encourage certainty, strengthen our social licence to operate and generally promote an environment conducive to investment and development. Proactive engagement with governments includes regulatory submissions, formal and informal discussions on significant issues, and service delivery collaborations.

Direct engagement by corporate and site teams with national, regional and local governments in each jurisdiction continued through the year, alongside engagement with those parties through industry bodies.

The subject matter covered in these engagements spanned a variety of issues, from updates on our operating performance to the status of various projects and communication about the benefits of our operations to local communities and value chains. These meetings also allowed our teams to remain abreast of changing political and regulatory dynamics.

Key issues of engagement	Our response
Compliance	• The Group Compliance function plays an essential role in co-ordinating compliance with laws and regulations, standards and contractual obligations, and in assisting and advising the Board and management on designing and implementing appropriate compliance policies and procedures • Ongoing monitoring of compliance with laws, regulations and legal registers by country – this includes self-certification processes
Regulatory changes	• Improved internal systems and activities to meet requirements of regulatory changes
Political changes	• Developed system to track political changes across the Group. Engaged with current and new governments on matters relating to mining agreements and tax matters
TSF management	• Continued with work required to align all tailings storage facilities (TSFs) with the Global Industry Standard on Tailings Management (GISTM). In Brazil, our conventional TSFs have transitioned to filtered tailings deposition and we have introduced new filtered tailings stacking areas to comply with federal requirements. In addition, preparation is underway to buttress the Calcinados TSF, which services the Queiroz plant, to align its post-liquefaction factor of safety with the international standards currently considered best practice • Continued engagement on the construction of Iduapriem's Beposo TSF, which is on track for commissioning in 2023
Project development updates – Ghana and Colombia	• Continued to engage with regulators and governments on progress being made on and status of projects in respective countries • The Colombian national environmental licensing agency (ANLA) formalised its decision to archive the Quebradona environmental licence application. The Company is preparing a new Environmental Impact Assessment to submit with its environmental licence application
Regulatory compliance – safety, local economic and community development and taxation	• Engaged regularly with governments and relevant regulators to provide updates on regulatory compliance
Repatriation of funds (DRC) and artisanal and small-scale mining (ASM) challenges (Guinea)	• Maintained dialogue in the DRC on the repatriation of funds held through joint venture partner and operator, Barrick • Continued timeous payment of taxes, royalties and duties • Artisanal mining around gold mines remains an especially pressing challenge for the industry, and for our Africa mines in particular. Senior management engaged with governments and authorities.
Mitigation of political and regulatory risk	• Engaged with governments and relevant regulators to ensure channels of communication remain open

Communities

Quality of engagement: Cordial

Includes: Those communities located in the vicinity of our operations, in which many of our employees reside, on whose goodwill we depend, and who are directly impacted by mining operations.

We are accountable to host communities to be a responsible corporate citizen. Communities can directly affect our social licence to operate. In line with our values, we aim to leave a positive legacy for those communities.

Our engagement aims to inform stakeholders, manage expectations, uphold human rights and ensure community and asset security. Engagement is critical to our collaborations with communities to develop and implement local socio-economic development programmes. These programmes contribute to economic growth, stimulate income-generating opportunities, create employment, and aim to nurture sustainable livelihoods beyond the life of mine. Mutually beneficial community partnerships enhance shared value creation and support our social licence to operate.

Our community engagement strategy identifies potential areas of interest and concern within local communities. Engagement activities are largely delivered through various community forums that involve representatives from AngloGold Ashanti, the community and local authorities. Grievance mechanisms, together with accompanying resolution procedures, enable communities to lodge complaints that can be resolved.

Key issues of engagement	Our response
Employment and procurement opportunities and local enterprise and economic development programmes	▪ Worked to ensure the Obuasi redevelopment aligned with commitments made to the Government and the community in Ghana (see Suppliers) ▪ Continued to include local suppliers in our database. Globally, around 96% of relevant expenditure was spent with local suppliers in 2022 ▪ As part of our localisation policies and procedures, and in line with country-specific legislation, we work to promote and ensure the employment of local people through skills development initiatives and by giving local workers preference when employment opportunities arise ▪ Optimised participation by local companies and the transfer of skills in the Obuasi redevelopment project ▪ In line with our socio-economic contribution standard, we support alternative livelihoods and local economies though community development projects in host communities ▪ Implemented the sustainable partnership programme in Brazil and advanced the social management plan in Iduapriem ▪ Delivered on our corporate social responsibility plans for Geita and continued to roll out development initiatives, working with communities and governments across all our sites
Environmental and social impact of mining activities on communities (noise, dust, water issues)	▪ Worked to ensure accessible grievance mechanisms in place across the Group ▪ Responded, followed up and resolved complaints received via the community grievance mechanism
Social licence to operate	▪ Engaged with key stakeholders regarding new mining projects and mine expansion projects to ensure community support ▪ Implemented stakeholder engagement plans at all operations ▪ Expanded the scale of our perception surveys to obtain and understand the views of external stakeholders
Potential business interruptions	▪ Maintained engagement with host communities on socio-economic contributions accrued to communities across the Group ▪ Worked with communities, host governments and associations to address artisanal and small-scale mining and /illegal mining challenges
Legacy issues (social and environmental), post asset sale in South Africa	▪ Continued to honour financial obligations to former employees in South Africa ▪ Studied options for legacy social projects in South Africa to benefit former employees and their families

For more information on work undertaken to establish self-sustaining communities, see <SR>.

Integrated stakeholder engagement continued

Suppliers

Quality of engagement: Strong

Includes: AngloGold Ashanti has many suppliers, ranging from established multi-national corporations, local strategic partnerships (such as joint ventures) to smaller, more localised businesses – and labour contractors.

Our suppliers provide those vital inputs – raw materials, products and services – required to conduct our business activities. We endeavour to ensure suppliers are aligned with our business ethics and values, internal policies and standards, and codes of behaviour by requiring suppliers to review, understand and comply with AngloGold Ashanti's Supplier Code of Conduct.

Key issues of engagement	Our response
Responsible sourcing	• As a condition of working with AngloGold Ashanti, suppliers must comply at a minimum with all relevant laws and industry regulations, and must be aligned with our business code of ethics, values, and codes of behaviour, including responsible sourcing • Our responsible sourcing programme enables us to identify risks relating to human rights violations to help our suppliers make ethical decisions when purchasing goods and services • Published a Modern Slavery Statement to comply with Australian regulations and integrate supply chain modern slavery risks into our broader Human Rights Framework to improve governance. See <MSS>
Local content and procurement opportunities	• Designed programmes to promote local procurement and build in-country mining skills bases to empower local communities and reduce reliance on expat labour by enabling the sustainable transfer of skills and capacity building programmes
Community capacity building and localisation	• Geita contributed to capacity building of its host communities by partnering with the National Economic Empowerment Council of Tanzania (NEEC) to encourage participation by Tanzanians in the procurement of local goods and services in mining. More than 300 local businesses have been trained and we see increased participation of local vendors in bidding and tender processes
Supply chain risks	• Proactively monitored global supply chains to promote resilience and continuity of supply threatened by the Russian war on the Ukraine. Measures put in place to address the sustainability of our strategic supplier base include, for example, timely payment to and support for small, medium, and micro enterprises (SMMEs) to create business opportunity and growth. We extended rosters for contractor expats who are subject to longer quarantine periods due to border closures and restrictions

Tropicana, Australia



Industry partners and peers

Quality of engagement: Strong

Includes: National or local mining/industry bodies, the ICMM, World Gold Council (WGC), among others, providing a joint platform for addressing industry-related developments and concerns, as well as initiatives for sharing lessons learnt and best practice.

Engagement aims to garner support and promote collaboration with other shared stakeholders – governments, regulators, employees, unions and communities – on matters of mutual concern, to work together to reduce regulatory and political uncertainty, and to promote long-term partnerships. These include joint efforts to find solutions to sector or industry challenges, and on any new developments to promote the future of the industry. Engagement, which is led by the CEO and designated area leads, involves various platforms including conferences, meetings and other industry forums.

We continued to engage with our peers through various forums, both through industry organisations in our operating jurisdictions and at a global level through various bodies including the ICMM and the WGC, among others. These connections with our peers across the local and global mining sectors help ensure we stay abreast of developing trends, allow us to provide input on major issues affecting mining companies in general and AngloGold Ashanti in particular, allowing us to contribute to a collective voice for the sector. Much of the discourse in these forums is centred on the broader environmental, social and governance topics, including the ongoing development of best practices and how best to communicate the significant amount of good work being done by the industry in each area.

We continued implementation of the ICMM's Performance Standards and the WGC's Responsible Mining Principles.

Key issues of engagement	Our response
Climate change	▪ We have committed to the ICMM's target of net zero Scope 1 and 2 GHG emissions by 2050; as well as a medium-term target to cut absolute Scope 1 and 2 GHG emissions by 30% compared to 2021 by 2030. Our 2030 targets are embedded in a Roadmap to Net Zero that focuses on all Scope 1 and 2 sources of energy-related emissions, at both our mine sites and electric power providers
Evolution of ESG	▪ Our ESG performance is crucial to the broader financial and operational success of our business, and to our ability to generate value for all stakeholders. We continue to work closely with community and government stakeholders to align our social and environmental investments with their needs and aspirations
Making clear the benefits of mining	▪ Contributed to the WGC's report, ***Gold Mid-Year Outlook 2022***
Regulatory uncertainty	▪ Collaborated with industry bodies to manage and improve regulatory and political certainty
TSF management	▪ We have, along with our peers in the ICMM, committed to implement the Global Industry Standard on Tailings Management (GISTM). See ***People, safety, health, environment and communities***, and the ***<SR>***

Engaging with media

Media engagement helps facilitate improved understanding of AngloGold Ashanti's business among government stakeholders, the investment community and the general public, promotes transparent and accurate reporting, and contributes to constructive relationships with other stakeholders. It also aids reputation management, improves transparency and credibility, supports our social licence to operate, and can address speculation and misinformation in the public domain.

See ***Value by stakeholder*** for further detail on value created and distributed in relation to each of these stakeholders.

Tropicana, Australia



Integrated stakeholder engagement continued

Risks and material sustainability issues by stakeholder

Stakeholder engagement plays a role in identifying, managing and mitigating both our risks and material sustainability issues. For more on the process of risk identification and management, see *Managing our risks and opportunities* in this report. In our <SR>, we identify and focus on our principal material sustainability issues in detail. In the table below, we map our risks and material sustainability issues by stakeholder.

Stakeholders, primary risks and material sustainability issues

Stakeholder	Related risks	Related material sustainability issues
Investment community	All risks	All
Employees and unions	**Risk 10:** Failure to attract and retain critical skills and talent	**Issue 1:** Ensuring the health, safety and security of employees and communities **Issue 3:** Respecting and upholding human rights **Issue 7:** Supporting self-sustaining communities **Issue 8:** Increasing diversity, equity and inclusion **Issue 10:** Addressing artisanal and small-scale mining
Suppliers	**Risk 2:** Failure to successfully deliver and ramp up growth projects **Risk 5:** Failure to meet our operational and safety targets **Risk 6**: Failure to move down the industry cost curve (all-in sustaining cost competitiveness)	All
Governments and regulators	**Risk 1:** Adverse regulatory changes to mining rights and adverse fiscal changes	**Issue 9:** Navigating political and regulatory changes **Issue 5:** Upholding business ethics and transparency
Communities	**Risk 7:** Loss of or threats to social licence to operate **Risk 9:** Inability to meet ESG expectations or to mine responsibly	**Issue 1:** Ensuring the health, safety and security of employees and communities **Issue 3:** Respecting and upholding human rights **Issue 7:** Supporting self-sustaining communities **Issue 8:** Increasing diversity, equity and inclusion **Issue 10:** Addressing artisanal and small-scale mining
Industry partners and peers	**Risk 3:** Adverse future implications of event risks	**Issue 2:** Ensuring the safety and integrity of our tailings storage facilities
Environment *	**Risk 1:** Adverse regulatory changes to mining rights and adverse fiscal changes **Risk 3:** Adverse future implications of event risks **Risk 7:** Loss of or threats to social licence to operate **Risk 9:** Inability to meet ESG expectations or to mine responsibly	**Issue 2:** Ensuring the safety and integrity of our tailings storage facilities **Issue 4:** Managing water as a finite and at-risk resource **Issue 6:** Pathway to net zero and climate change resilience

** While the environment is not a stakeholder with which we can engage, it is an aspect of our world on which we, as a mining company, have a significant impact that warrants inclusion here, given the many environment-related risks and material sustainability issues. The environment is also a key element of our foundational strategic focus area, namely pioritise people, safety, health and sustainability.*

Strategic response and delivery

In this segment:

Strategic response and delivery



CEO's review and outlook



"It's been a year of significant progress for us as we begin in earnest the strategic journey to regain the cost competitiveness which had been lost in recent years"

Alberto Calderon
Chief Executive Officer

Dear Stakeholder,

It's been a year of significant progress for us as we begin in earnest the strategic journey to regain the cost competitiveness which had been lost in recent years. We delivered several of our strategic objectives in 2022, achieving improvements in production, cash flow and safety, all while holding cost increases at around half the inflation rate. Our geologists again replaced Mineral Reserve depletion.

Strategic delivery

We embedded the new operating model, which organises our business in a way that empowers our line management and properly locates accountability. It also ensures the right people are in role, reduces waste and duplication, and makes clear the work that needs to be done in service of our strategic goals. This operating model, and the clarity it brings to our employees, forms the central plank of our strategy.

The operating model was complemented by continuing work to better understand and improve the organisational culture, and – after more than 15 years – to update our corporate values. These values are fundamental in guiding how we behave, how we do our work, and how we interact with our colleagues, our environment and our neighbours.

The clarity brought by the new structure contributed to a significant improvement in our operating performance during 2022.

We delivered on our guidance for production, capital expenditure and all-in sustaining cost. Cash costs, marginally above our guidance range, rose only 6% year on year to $1,024/oz. Our ability to limit the cost increase to roughly half the average inflation rate experienced across the business, was the first important step in narrowing the margin gap that had widened to unprecedented levels with our peers in recent years.

Inflation was a hallmark of 2022, driven by soaring prices for staple foods and fuel, as well as a host of other inputs, including labour costs. While the rate of price increases slowed toward the end of the year, inflation is likely to remain a persistent challenge well into 2023, and perhaps beyond. Continued implementation of our Full Potential Programme, a root and branch process to optimise efficiency of our mines and plants, will be vital to ensuring we can counter this upward pressure on costs.

Production rose 11% to 2.742Moz , boosted mainly by our Obuasi Gold Mine in Ghana, which returned to production early in the year after a several month stoppage following the sill pillar collapse in May, 2021. Output from the mine was in line with our forecast at 250,000oz, creating a foundation for its continued ramp up to our target of more than 400,000oz a year by end of 2024. Ensuring this important mine continues to deliver on its significant multi-decade potential – while delivering benefits to its host communities and to the people of Ghana -- remains an important part of our overall investment case.

While there were many bright spots in the portfolio, special mention must be made of Geita Gold Mine, in Tanzania, which pairs a world-class orebody with an exceptional team and again exceeded our expectations in returning to production levels of more than 500,000oz. The performance cements its status as a true tier one gold mine. Higher production was also registered across our managed operations, with the exception of AGA Mineração, which suffered the impact of heavy rains and flooding in the first quarter.

Replacing depletion

We are in the midst of a programme of inward investment to increase Mineral Reserve conversion, extend our Mineral Reserve lives, improve mining flexibility and upgrade knowledge of our orebodies. This focused investment helped us once again to more than replenish our mineral endowment, adding 11.4Moz to our Mineral Resource and 3.5Moz to our Mineral Reserve, pre-depletion.

That's no flash in the pan. We've made cumulative Mineral Reserve additions (pre-depletion) to our inventory over the past three years of 12.2Moz, at a cost of $67/oz. In an industry characterised by often expensive dealmaking to fill project pipelines, our consistent ability to competitively add ounces is an invaluable competitive advantage.

This quality was on clear display in Nevada, where our Mineral Resource position in the rapidly growing Beatty district in Southern Nevada more than doubled to 8.4Moz (including the Corvus Gold and Coeur Sterling acquisitions), with the promise of more to come. We continue to aim for a conclusion to permitting next year and a start to production in around 2025. At this stage we see a multi-decade production base with annual output climbing to 300,000oz by the end of the decade, although we will continue to calibrate those expectations in light of the continued exploration success. Costs will be significantly below our current average.

In Colombia, where our high-grade, long life Quebradona copper and gold discovery remains one of the best of its

ESG

Most important was our safety performance. The 41% improvement in injury rates to a record low of 1.26 injuries per million hours worked remains well below half the average of our peers in the ICMM. That's thanks to a culture that values safety above all, and a strategy that pairs risk awareness with a clear set of controls. We will keep working on our Major Hazard Initiative, which seeks to ensure that zero harm comes to any of our 32,594 employees as they follow our standardised procedures. There is no higher priority for me that ensuring that our people return home safely after every shift.

Environmental, social and governance criteria are fundamental to the way we operate, manage risk and plan for the future.

We continue to work on ensuring we have a diverse cohort of senior leaders, and an organisation at every level which mirrors the societies in which we work. We also worked hard to produce a credible plan, with specific projects, to further reduce our carbon footprint, having already reduced our GHG emissions by 67% since 2007.

In October we set a target to reduce absolute Scope 1 and 2 GHG emissions by 30% by 2030 compared to 2021 (See related ***Media release***), a crucial milestone in the journey to net zero carbon emissions by 2050. The first of these projects, to certify our grid energy in Brazil as fully renewable, is now complete while the project to convert Geita's energy source from diesel generation to cleaner grid power, is on track for completion by the end of 2023. We now have permits in place to install renewable energy at Sunrise Dam, and Tropicana will be close behind.



In an industry characterised by often expensive dealmaking to fill project pipelines, our consistent ability to competitively add ounces is an invaluable competitive advantage.

12.2Moz added to Mineral Reserve in three years

kind in the industry, we continued the environmental impact assessment work required to resubmit the environmental permit application for the project.

Outlook

Our guidance for 2023 is partly impacted by the events at Cuiabá, where geotechnical and engineering studies on the Calcinados TSF will provide us with a clearer idea of the time and capital it will take to complete a buttressing programme to raise its post-liquefaction factor of safety to levels comparable with the international standards currently considered best practice – see related ***Media release***. In the meantime, the TSF remains safe and stable with factors of safety - in both a drained and undrained state – which are fully compliant with relevant Brazilian regulations.

While processing of Cuiabá's concentrate at the Queiroz plant is suspended pending completion of that work, the mine remains active and is expected to produce gravity gold at around 5,000oz a month, and ore in concentrate, at about 10,000oz a month. We are assessing options on concentrate sales and will take a decision based on best value.

Gold production for the rest of the portfolio – excluding Cuiabá -- will show modest growth at the midpoint of this year's guidance of 2.45Moz to 2.61Moz. That increase in production will come mainly from Obuasi as it continues its ramp-up to full production. Total cash costs for the portfolio (excluding Cuiabá) are also expected to edge up by the anticipated inflation rate for this year, between $1,050/oz and $1,120/oz.

All-in sustaining costs are anticipated to be between $1,405/oz and $1,450/oz, as we continue our inward investments in development, waste stripping and brownfields exploration, to improve the flexibility of our mines.

Total capital expenditure, excluding any capital required at Cuiabá, is expected to be between $960m and $1,070m; that includes growth capital of $280m to $310m.

Conclusion

I have been clear since joining AngloGold Ashanti at the end of 2021, that achieving a sustainable turnaround of the Company and narrowing the valuation gap with our peers, would take two to three years. I remain firmly of that view as we enter this transitional year – one in which we will consolidate the learnings from our full asset potential rollout and execute on the opportunities it identified.

We have excellent attributes; a world-class team, a strong bench of skilled and committed people, a world-class portfolio chock-full of potential, and a robust balance sheet to fund our investments and weather market volatility. We have a clear strategy and full alignment between the Board and the Executive team on how to deliver it.

Our priority now is to deliver on our potential – and to do it safely. That is where our focus lies.

Alberto Calderon
Chief Executive Officer
15 March 2023

Executive management

Executive management

   

Alberto Calderon (63)	Gillian Doran (46)	Lisa Ali (55)	Stewart Bailey (49)
Chief Executive Officer (CEO)	*Chief Financial Officer (CFO)*	*Chief People Officer (CPO)*	*Chief Sustainability and Corporate Affairs Officer (CSCAO)*
PhD, MPhil, MA, Juris Doctor, BA	Fellow Member of Association of Chartered Certified Accountants (FCCA)	BSc Hons (Analytical Chemistry and Biochemistry), Executive MBA	

   

Terry Briggs (50)	Ludwig Eybers (56)	Marcelo Godoy (51)	Lizelle Marwick (45)
Chief Development Officer (CDO)	*Chief Operating Officer (COO)*	*Chief Technology Officer (CTO)*	*Chief Legal Officer (CLO)*
BSc (Geology), Masters (Engineering)	BSc (Mining Engineering), Post graduate qualifications	PhD (Strategic Mine Planning), Masters (Geostatistics)	BProc, LLB, LLM (Corporate Law)

Detailed CVs of the current Executive Committee are available on the corporate website, *www.anglogoldashanti.com*

Your voices, Our values

Revitalising our culture, refreshing our values

Hand-in-hand with the implementation of our new operating model, we have conducted work to better understand and improve our organisational culture, and to update and refresh our corporate values. These values are fundamental to the conduct of our business, guiding how we behave, how we do our work, and how we interact with our colleagues, our environment and our neighbours.

Your voices, our values

At AngloGold Ashanti, we strive to be an inclusive and inspiring organisation. To ensure these aspirations are embedded within our organisational culture, it is important that we embrace and embody values to which the entire organisation feels connected.

We initiated our culture transformation journey in late 2021, through an organisation-wide conversation about the kind of culture that would enable our employees to thrive and deliver sustainable value to all stakeholders.

In the period leading up to that point, AngloGold Ashanti had experienced significant leadership changes, endured the impact of COVID-19, the sale of our last South African operation, and more recently the review of our operating model and organisational structure.

As an initial step to measure, understand and transform our organisational culture, we invited each employee to participate in the global culture survey to find out what we were doing well, where we were falling short and, importantly, what we should be doing better to build an inclusive and inspiring culture.

Throughout the process we worked hard to establish trust and encourage open participation. Launching and embedding our refreshed values marks the latest milestone of our journey.

Values are central to cultural change – both our personal values and those reflected in our stated values – and to how we work together and treat each other as individuals. Research supports the importance of value alignment and its correlation with job satisfaction and organisational commitment.

In 2022, we embarked on a process to revisit and re-launch our core values. These values form the foundation of our improved culture and will guide our behaviour in the way we interact with each other and with our stakeholders. They will also inform the decisions we make and how we behave, individually and as a business.

The process in short – how we arrived at our new values

- We ran the Barret Culture Assessment survey globally and analysed the outcomes for key insights into existing personal values compared to desired culture values
- We took these insights to our executive and regional leadership teams and used them as a basis for engagement and understanding of local assessment results
- We applied learnings from the survey outcomes and various stakeholder engagement sessions into key focus areas and aligned the outcomes with our strategic human resource focus
- We grouped values themes according to personal values, current values and those values associated with the desired organisational culture
- We expanded our engagement to extensive listening circles where we received actionable inputs from our team members and further clarity on values focus areas
- We considered the impact of the Board as stewards and supporters of leadership in the evolution of organisational culture and considered Board-proposed values

We identified matches between personal, current and desired values and resolved to keep, evolve and strengthen these as our core values. Our refreshed values are therefore not a wholesale change of our previous core values, but rather an evolution and deepening of those values to make them relevant for our times.

We created an overarching brand for the revisited values that speaks specifically to ongoing listening, and interpretation of what we hear into a narrative that is meaningful to all of our people.

The refreshed values were initially launched to the Company's senior operational leadership by Alberto Calderon (CEO), with the support of the executive team, on 22 February 2023. Regional leaders were provided with toolkits with which to launch and embed these values in each business unit and corporate centre. The values were launched across the organisation during March, 2023.

From there, all regions will begin embedding and reinforcing the values and their accompanying behaviours so they become the norm. In doing so, we will respect nuances in their interpretation and how they are expressed across our global sites.



OUR VALUES

Safety
We put safety first, before anything

Respect
We treat each other with dignity and respect

Integrity
We are honest and true to what we commit to

Sustainability
We make a positive contribution towards an enduring world

Excellence
We focus on continuous improvement towards a high performing culture

Collaboration
We work together to build a better company

Performance and delivery by strategic focus areas

In this segment:

Performance and delivery by strategic focus area*

* Performance and delivery by strategic focus area

In line with our strategy and related strategic focus areas (see ***Our strategy – an overview***), we report on our performance for 2022 in line with our long-term remuneration and reward incentive scheme, the Deferred Share Plan (DSP). For a more detailed discussion on our DSP, see ***Rewarding delivery***.

Prioritise people, safety, health, environment and communities

Accounts for 24% of DSP performance award

This strategic focus area embodies our corporate ethos and encompasses our sustainability performance. It underpins our business strategy and the delivery of sustained, long-term value creation and is aligned with our values and responsibilities as a corporate citizen. This strategic focus area covers our employees, their safety, health and wellbeing, our host communities and the environment.

Also relevant in terms of this strategic focus area are our material sustainability issues, which are explained in our *<SR>*. Here, we indicate where these material sustainability issues apply as well as related risks – for more information on our risks, see *Managing our risk and opportunities*.

Below is a summary of our performance in terms of this strategic focus area in relation to our DSP performance metrics. More detail on this is provided in *Rewarding delivery* in this report and in the *<SR>*, with additional performance data presented in our *<3S>*, *<OP>* and the *<ESGD>*.

PEOPLE

Every company is only as good as the people who work in it, and AngloGold Ashanti is no exception. The contributions of the people associated with the organisation are invaluable and the Company has a duty to employees and community members whose health, safety and security require safeguarding.

Through our overarching strategy, core values and framework of policies and standards, we can provide appropriate support for the people associated with the organisation and help ensure the long-term sustainability and viability of our business.

People – key metrics, related targets and performance 2022 (4% of DSP performance award)

Metrics	Aims, targets	Performance	Status
• Gender diversity	• Female representation of between 21% and 25% – overall aim is 25% female representation in senior leadership • 50% of recruits should be female with 30% female representation in talent and succession pool for critical roles	• Overall female representation of 13% (2021: 12%)	Progress still to be made
• Key talent retention	• Annual staff retention of between 85% and 95%	• Overall staff retention of 95.58%	Achieved
Other related metrics monitored:	**Overall people aim:**	**Other:**	
• Number of people employed • Productivity per employee (oz/TEC *) • Training and development spend • Strategic coverage of leadership roles ** TEC: total employee costed*	• To have the right people and talent in the right positions who are empowered to ensure delivery of our strategic business objectives	• Employed an average of 32,594 people in total (2021: 30,561)	Achieved
		• Current female representation at senior leadership level is 38%	Achieved
		• Female representation in middle management and above is 19% (2021: 17%)	Progress still to be made
		• Group productivity per employee of 14.08oz/TEC (2021: 13.73oz/TEC)	Achieved
		• Training and development spend of $8.94m (2021: $7.11m)	Achieved

■ Achieved ■ Progress still to be made

Related risk:	Related material sustainability issue:
Risk 10 — Failure to attract and retain critical skills and talent	• Increasing employee diversity, equity and inclusion

People management

A diverse culture that reflects both gender inclusivity and the demographics of the countries in which we operate is central to our people management strategy. Diversity, equity and inclusion, together with comprehensive talent development, retention and succession plans, are key in supporting the long-term viability of our operations as well as our global competitiveness.

Talent and succession review

In 2022, we embedded the new Operating Model and the annual talent and succession review allowed us to assess our succession plans in this new structure. As well as making sure we have the right people in the right roles we are now assessing talent across the business, and in particular looking for those who could work effectively across functions.

Prioritise people, safety, health, environment and communities

Accounts for 24% of DSP performance award continued

Key, too, was assessing what positions are vital for the execution of our strategy.

As part of the broader diversity, equity and inclusion focus, we identified female and young high-potential talent. We recognised successors through the talent and succession review, guided by our blended learning approach. For more details, see *<SR>*.

Diversity, equity and inclusion

Diversity, equity and inclusion (DE&I) is a particular focus of our people management team as we believe our efforts to be an equitable employer will support business growth, with diverse and inclusive workplaces winning the commitment of employees.

Respect for all ethnicities, genders, sexual orientations, cultures and religious beliefs is at the core of our corporate culture and is vital to ensuring an equitable workplace.

We comply with local legislation and Company-specific DE&I policies and practices. We follow change management practices to address assumptions and unconscious bias, and performance incentives are structured to drive and support the right behaviours.

Female leadership

We use gender diversity as the basis for assessment of global diversity. It is the main diversity element across the countries in which we operate, and it is the focus of our DE&I framework.

Several interventions, designed to improve our diversity profile, include:

- Talent mapping with a focus on female successors in technical functions and countries where under-representation is more pronounced
- Leveraging workforce movements to change the diversity profile; accelerated development programmes
- Instituting DE&I committees in every country and tracking progress on a quarterly basis to give visibility to senior management and the Board

We have also set a target of 25% female representation in senior leadership by 2025. Related targets have also been set for recruitment, talent management and succession planning. For more information, please see *<SR>.*

Global Diversity and Inclusion Framework

Our Global Diversity and Inclusion Framework, which was launched in 2019, aligns Group objectives to foster the empowerment of all staff, irrespective of race, gender, ethnicity, religion and sexual orientation. It acts as a guide in the application of diversity and inclusion principles across AngloGold Ashanti operations. The Framework is supported by our Diversity and Inclusion Policy, our Global Transformation Policy and our Gender and Empowerment of Women Policy.

Our leadership team has set DE&I targets and clearly defined priorities and actions for the next two to five years. To ensure that DE&I objectives are embedded in all processes, leadership teams are provided with implementation guidelines to assist in the rollout of these priorities and are encouraged to identify and manage barriers that may impede progress.

AngloGold Ashanti was listed in the Bloomberg Gender-Equality Index (GEI) for a fourth consecutive year for 2023. The GEI is a standardised reporting tool used globally to acquire comprehensive workplace gender data from public companies featured in Bloomberg's ESG dataset. We aim to systematically improve our diversity profile and are reviewing our guidelines and actions. See *<SR>*.

Values

Our 2020 culture survey which presented its results in 2022 provided the basis for the refreshing of AngloGold Ashanti's values. Delivery and roll-out of these values began in the first quarter of 2023. See ***Revitalising our culture, refreshing our values.***



Sunrise Dam, Australia

Safety and health

AngloGold Ashanti continually strives to achieve zero harm across its operations. This, together with making sure the well-being of our employees and wider mine communities is assured, is a key tenet of what we do.

In 2022, we again sharpened our focus on safety at our operations introducing refreshed safety standards and working to protect the mental wellbeing of those who work for us. Just as we address safety and health, we also factor in security, in light of the rise in artisanal and small-scale mining, which in some instances makes our operating environments more complex.

Risk assessment is crucial when addressing these areas and we proactively identify and mitigate potential risk while our risk management and critical control modelling help us measure and manage our impacts.

Safety and health – key metrics, related targets and performance 2022

Safety (8% of DSP performance award):

Metrics	Aims, targets	Performance	Status
• Total reportable injury frequency rate (TRIFR) *	• Continually improve safety performance	• Group TRIFR improved by 41% to 1.26 per million hours worked (2021: 2.14 per million hours worked)	Achieved
• Major hazard control compliance	• 95% to 99.5% critical control compliance	• Achieved compliance of 99.3%	Achieved
Other key safety metrics monitored: • Number of fatalities ** From 2022, the TRIFR replaced the all-injury frequency rate as the metric used to monitor safety performance*	**Overall safety aim:** • Zero harm – no fatalities, no injuries	**Other:** • No fatalities at Company-operated mines	Achieved

Health (2.5% of DSP performance award):

Metrics	Aims, targets	Performance	Status
• Reduction in workforce exposed to high respirable crystalline silica dust	• To achieve 13% reduction in high-risk, exposed population	• Achieved 21% reduction in workforce exposure	Achieved
Other key health metrics monitored: • All occupational disease frequency rate • Compliance with operational occupational exposure (noise and dust) monitoring programmes	**Overall health aim:** • Reduction in occupational health hazards and risk • Promotion of physical and mental well-being • Preparedness and control of infectious disease outbreaks and risk • To increase vaccine coverage and to reduce number of severe forms of COVID-related disease and death	**Other:** • 51% reduction in the occupational disease frequency rate to 0.04 per million hours worked • COVID-19 vaccination coverage is 92% for employees and 78% for contractors – 84% overall	Achieved Achieved

■ Achieved ■ Progress still to be made

Related risks:

Risk 5 — Failure to meet our operational and safety targets

Risk 9 — Inability to meet expectations on responsible mining (ESG performance)

Related material sustainability issue:

- Ensuring the health, safety and security of employees and communities

Prioritise people, safety, health, environment and communities

Accounts for 24% of DSP performance award continued

Safety strategy

As we work to achieve zero harm, consistently recording no fatalities at Company-operated mines, we constantly revisit our safety strategy to find areas for improvement. Our ability to operate as a safe and responsible mining company depends on all our actions and the best way to ensure the message is absorbed is by leadership and line managers taking full accountability for the process.

Refreshed major hazards standards

In terms of the Major Hazard Control Standard, managers are responsible for systemic critical control verification, inspections and coaching of operational verifications, as well as the monitoring of critical control compliance.

Line supervisors are responsible for operational critical control verification and operators are responsible for actual implementation of critical controls.

The newly refreshed Major Hazard Management Process was launched in June 2022 to rapidly reduce risk in order to save lives. To do this, supervisors and employees must ensure critical controls remain in place and if not, any employee has the ability — and the duty - to STOP work.

The new process is focused on simplification, visualisation and promoting understanding at all levels within AngloGold Ashanti. We reduced the number of major hazards, from 18 in 2021 to 10 in 2022, ensuring that priority major hazards receive priority attention.

To support supervisors during the rollout, a suite of documents was developed to remove ambiguity and provide tools for effective workplace communication on key major hazard topics. A dedicated toolkit explains the purpose and application of each of the documents in the suite.

Critical controls

Critical controls must always be in place and if they are found to be missing this must be addressed as a priority. We plan to introduce a qualitative measurement for compliance using critical control verifications. This will be introduced at a supervisor level where every supervisor will have clearly defined, safety-related KPI.

To learn from and minimise high-potential incidents (HPIs), a review committee was established to study selected HPIs and determine the adequacy of implemented controls and identify actions that can be implemented Group-wide to prevent similar occurrences.

Certification

All contractors are trained in AngloGold Ashanti's safety practices and all operating entities are ISO 45001:2018 certified.

Our priorities in 2023 will include introduction of the remaining iSIMS modules to enable full system functionality. The iSIMS system is in use in several areas across the business, allowing for the efficient and transparent recording of incidents and actions.

Systemic verifications will be rolled out in 2023 through iSIMS, as well as continual self-assessment and bow-tie risk modules.

We are also planning an in-person review of the safety strategy items that will be led by operational safety leads, selected senior management and technical discipline leads. The outcome of this review will be the focus of the 2024-2026 safety strategy.

Employee health and hygiene

New health management standard

We finalised a new health and management standard in the year that aligns with the four guiding pillars used to address health risks. The four pillars are: leadership and people; work processes; risk management; and technology and innovation.

The standard addresses requirements for occupational as well as non-occupational health and hygiene programmes. It is premised on the need to understand baseline and on-going community health risks while ensuring adequate medical emergency preparedness and response for all sites.

Our risk management platform focuses on 10 major occupational and non-occupational hazard categories. Included in the platform is work to improve oversight of our contractors' medical surveillance, as well as to manage the emergence of musculoskeletal (ergonomic) disorders.

At the same time, we continue to focus on infectious disease outbreaks, and the lack of adequate occupational hygiene skills and chemical analysis capacity, especially at our African operations since they rely on overseas service providers.

Occupational hygiene

Prevention lies at the centre of our health strategy. We monitor major health hazards and have critical controls aimed at reducing exposure to crystalline silica dust.

We are seeing encouraging reductions in measured exposures to some of our priority health hazards like dust, following concerted and systematic efforts to implement critical controls to reduce health exposures. While performance varies among operations, we have recorded significant reductions in the number of people still exposed to silica levels above allowed occupational exposure limits.

Other identified major health hazards include additional airborne pollutants (diesel particulate matter and welding fumes), noise, mental well-being, infectious diseases, ergonomics and chemical exposure.

Mental health

We are developing our metal health programmes and have strengthened the related governance framework to provide an outline of systematic requirements to deliver preventive and curative services for mental wellbeing.

COVID-19 and other infectious diseases

Our COVID-19 crisis preparedness and response plan remains in place and we continue to educate on this and other emerging infectious disease epidemics, such as Marburg, Ebola and Mpox.

This work aligns with our public health strategy, and our operations in Africa continue to implement malaria control programmes to manage this endemic risk. In the year, a total of 2,151 new malaria cases were reported in the region, representing an incident rate of 12% for our Africa region's workforce. See <SR>.

As we focus on reducing exposure to silica dust and mental wellbeing in 2023, sites will roll out organisational mental wellbeing surveys, which will inform our health strategy and procedures on how to address this.

Environment

Management of the environment

AngloGold Ashanti works to minimise any impact on the environment caused by its operations. In assessing environmental risk, we address the issues of air pollution, land use, biodiversity and water and tailings management.

We have environmental policies, supported by a set of environmental management standards in place that address the multitude of factors that impact our sites globally.

Our environmental management work extends well beyond the issues identified in this report of climate and energy, water, and tailings. Key data on the management of materials, hazardous waste, biodiversity and acid rock drainage is provided in our *<ESGD>*.

Environment – key metrics, related targets and performance 2022 (7.5% of DSP performance award)

Metrics	Aims, targets	Performance	Status
• Greenhouse gas emissions management	• Achieve between 95% and 110% of budgeted carbon emission intensity	• Finalised and published our decarbonisation strategy – roadmap to net zero	Achieved
Other related metrics monitored:	**Overall aims:**	**Other:**	
• Number of reportable environmental incidents • Area of land rehabilitated and value of related rehabilitation liabilities • Energy use and related intensity • GHG emissions and related intensity • Water withdrawal, water re-use and related intensity • Water discharge and quality • Volume of tailings deposited and waste management	• A reduction of 30% in our absolute Scope 1 and 2 carbon (GHG) emissions by 2030 (2021 baseline) to around 1Mt CO_2e (2021: 1.4Mt CO_2e). • Net zero Scope 1 and 2 GHG emissions by 2050 • Comply with the Global Industry Standard on Tailings Management (GISTM) by August 2025 • Minimise new water withdrawals, maximise water reuse where possible and prevent contamination of water resources	• Scope 1 and 2 GHG emissions of 1.475Mt CO_2e – up 7% on 2021 • Scope 1 and 2 emissions intensity remained unchanged at 31kg CO_2e/t treated • Three reportable environmental incidents • Water intensity higher at 0.79kL/t treated (2021:0.75KL/t treated)	Achieved Progress still to be made Progress still to be made Progress still to be made

Achieved   Progress still to be made

Related risks:

Risk 3 — Adverse future implications of event risks

Risk 7 — Loss of/threats to social licence to operate

Risk 9 — Inability to meet expectations on responsible mining (ESG performance)

Related material sustainability issues:

- Pathway to net zero and climate change resilience
- Managing water as a finite and at-risk resource
- Ensuring the safety and integrity of our tailings storage facilities

Prioritise people, safety, health, environment and communities

Accounts for 24% of DSP performance award continued

Managing our energy and climate change impacts

We are well aware of the substantial risk posed by climate change. In 2022, we set a target to achieve net zero Scope 1 and 2 GHG emissions by 2050. We have a Climate Change Strategy that will guide us on the journey to achieving net zero Scope 1 and Scope 2 GHG emissions and have set an intermediate target to reduce our absolute Scope 1 and 2 GHG emissions by 30% by 2030 as compared to 2021.

Our Climate Change Strategy supports our journey to net zero and will help us manage the impacts of a changing climate. Interventions will be made both at our sites and through the use of external power providers. We also aim to set Scope 3 GHG emission reduction targets in partnership with suppliers.

Initiatives to reduce GHG emissions will see us use cleaner grid power. We are completing a switch from diesel generated power at Geita in Tanzania to the country's national power grid, which has a high proportion of power generated by gas and renewables. In Brazil, we will be certifying that the power drawn from the grid is fully renewable.

At an operational level, we will be introducing more renewable energy. Approximately 60% of the planned GHG emissions reductions will come from large renewable energy projects, including wind and solar initiatives at our Australian operations and solar-power plants at Siguiri in Guinea and the Iduapriem and Obuasi operations in Ghana.

Plans are also underway to partially electrify our fleet. In 2023, we will work with Sandvik to trial underground mining's largest-capacity battery electric truck at Sunrise Dam in Australia.

The anticipated cost to achieve these reductions by 2030 is around $1.1 billion, of which $350m will be funded by AngloGold Ashanti. The balance will be financed by third parties, including the providers of renewable energy infrastructure.

Managing and conserving water

We aim to use water in a responsibility manner and engage with stakeholders to develop systematic approaches to water stewardship.

We follow our water management standard mandates that commit us to:

- provide information about potential and actual water quality impacts
- optimise water use and maximise the reuse of water
- assess and manage any risks and avoid any negative impacts resulting from our water usage
- set targets for minimising new water withdrawals from the ground and surface water bodies
- prevent contamination of water resources

During 2022, we implemented several water-related initiatives. See *<SR>*.

Tailings management

We are moving towards compliance with the Global Industry Standard on Tailings Management (GISTM). And in line with our commitment to this, and through our membership of the ICMM, we aim to have implemented the standard at all our facilities by August 2025.

Engineers of record have been appointed at all operations and independent tailings review board inspections have been conducted at our operations in Africa and Australia. Bi-annual geotechnical stability and emergency plan certification by external consultants are a regulatory requirement for our Brazilian tailings storage facilities (TSFs) and we will formally appoint independent review boards for the Brazil and Argentina operations in 2023.

In Brazil, our conventional TSFs have transitioned to filtered tailings deposition and we have introduced new filtered tailings stacking areas. Operations at five TSFs in Brazil have been suspended as we work to obtain the necessary geotechnical stability or emergency plan certifications and prepare for additional buttressing work at the Calcinados TSF to align its post-liquefaction factor to international standards currently considered best practice.

In Ghana, the construction of the Beposo TSF at Iduapriem is on track for commissioning in 2023.

We are developing a Company-wide TSF monitoring portal and have successfully initiated the use of interferometric synthetic aperture radar (INSA) satellite technology for TSF displacement monitoring. The use of drones for survey and imaging is being implemented across all our operations.

For more on TSF management, see ***Regional performance - Americas*** in this report and the *<SR>*.

Integrated closure management

Our approach to integrated closure management is guided by our closure planning standard, which sets out how we identify and manage current and future risks and the liabilities associated with mine closure.

The aim is to leave the areas in a safe and stable condition, with minimal adverse impacts on people and the environment. This is achieved through multi-stakeholder engagement and executed in line with our closure planning standard. This is being updated to align with the ICMM's Integrated Mine Closure Good Practice Guide 2019 and will also consider learnings from our experience since the approval of the current standard in 2013.

In 2022, we started using the ICMM Closure Maturity Framework for continuous improvement in mine closure planning throughout the life cycle of our assets. All operations have mine closure plans that comply with all applicable laws, regulations and requirements. In Australia, both Tropicana and Sunrise Dam submitted updated mine closure plans to the regulators in 2022 as did Iduapriem in Ghana.

We undertake quarterly reviews and updates of our mine closure liability estimates to comply with legislative changes and align with business and closure plans, facility designs and unit rates for implementation activities. As of 31 December 2022, the consolidated Group environmental liability estimate totalled $578m (2021: $673m).

COMMUNITIES

Supporting self-sustaining communities

AngloGold Ashanti's values and its commitment to environmental, social and governance standards and the broader context of sustainability sees it working with all stakeholders on projects and initiatives in the areas of education, business development, health and infrastructure as it aims to help build sustainable futures for the communities in which it operates.

These environments are frequently complex and culturally diverse. They require our teams to work closely with all stakeholders at national, regional and local levels to deliver projects that will have meaningful impacts in these communities.

This work helps to ensure we maintain our social licence to operate and involves addressing a number of challenges that require constant engagement, transparent policies and adherence to set guidelines and grievance resolution.

The work is guided by our Social Performance Management Framework and, in 2022, we started to review and update our assessment of social risks across the Group, resulting in an improved understanding of our major social risks.

Communities – key metrics, related targets and performance 2022 (2% of DSP performance award)

Metrics	Aims, targets	Performance	Status
• Number of business disruptions caused by community unrest	• At most, two significant community-related business disruptions annually	• One business disruption resulting from community unrest at Siguiri in Guinea	Progress still to be made
Other related metrics monitored:	**Overall aim:**	**Other:**	
• Community investment • Number of community complaints • Number of human rights violations	• Win trust of communities and stakeholders, equitably sharing value created and supporting host communities • Work with communities and governments to deliver initiatives that will add sustainable economic value to communities • Collaborate with governments on the formalisation of artisanal and small-scale mining (ASM)	• Two self-reported human rights violations • Human Rights Report released in 2022	Progress still to be made Achieved

Achieved | Progress still to be made

Related risks:

Risk 7 — Loss of/threats to social licence to operate

Risk 9 — Inability to meet expectations on responsible mining (ESG performance)

Related material sustainability issues:

- Supporting self-sustaining communities
- Respecting and upholding human rights
- Addressing artisanal and small-scale mining

Addressing grievances

Implementation of community grievance mechanisms is guided by our Management Standard on Complaints and Grievances and Community Incident Management, which are aligned with the International Finance Corporation's (IFC's) performance standards and the United Nation's guiding principles on business and human rights (UNGPs).

It is through these mechanisms that grievances are received and resolved. Most complaints in 2022 related to mining impacts on communities, such as structural impacts resulting from mine blasting activities and dust generated from our operations. These impacts are continuously being reduced, alleviated, and prevented.

Complaints and grievances are managed on iSIMS, the platform that provides transparency when recording, investigating and mitigating impacts, as well as when reporting and resolving complaints. We aim to resolve all complaints and grievance within 30 days. See <SR>.

Responsible land access and resettlement

Our Land Access and Resettlement Standard, which is aligned with the IFC's Performance Standard 5, provides the basis for our approach to resettlement.

We ensure all land acquisition processes comply with applicable laws, regulations and international standard practice as stipulated by this standard, which aims to avoid resettlement whenever possible.

Our management standard requires Resettlement Action Plans (RAPs) and/or Livelihood Restoration Plans (LRP) be developed with the involvement of community and relevant stakeholders. The RAP and LRP are key in identifying and mitigating potential physical displacement and economic impacts before resettlements are undertaken.

Prioritise people, safety, health, environment and communities

Accounts for 24% of DSP performance award continued

Our Cultural Heritage and Sacred Sites Standard, indigenous peoples' standard, and Human Rights Standard guide us in identifying, respecting, protecting, and preventing the unauthorised or undesired disturbance of cultural heritage assets by our business activities. These Standards were designed to facilitate partnership with our local communities, including indigenous communities.

The regulatory frameworks and laws in those counties where we operate further govern our actions and responsibilities.

Socio-economic contributions

All sites have socio-economic development plans, as required by our Socio-Economic Contribution Standard, through which we continue to engage with stakeholders on the implementation of our socio-economic development plans.

In 2022, $18m (2021: $18m) was invested in community projects in the areas of education, social infrastructure, income generation initiatives and health. See *Value by stakeholder* in this report and the discussion on community investment focus areas in the *<SR>*.

We continue to strengthen our community relations practices to minimise our negative mining impacts, to better understand our communities and their needs, and to share the value of gold in a meaningful and impactful way.

In 2023, we plan to: update our community management standards to further guide our community relations processes; strengthen existing income generating projects to encourage alternative industries and enhance the resilience of our communities; measure the impact of socio-economic development programmes to inform future investments; improve the time to resolve complaints and grievances; further explore ASM formalisation strategies in support of host government initiatives; and conduct additional stakeholder engagement and perception surveys.

Human rights

AngloGold Ashanti embraces respect for human rights and we have a duty to uphold these. See *<SR>*.

Our human rights commitments are aligned with international human rights standards, including the Universal Declaration of Human Rights, International Covenant on Civil and Political Rights, International Covenant on Economic, Social and Cultural Rights and the International Labour Organization's standards.

Our material human rights issues include: considering environmental impacts including access to clean water; avoiding damage as far as possible to the right to livelihoods, including those historically reliant on artisanal mining; operating with respect for human rights in post-conflict and weak governance zones; ensuring respect for human rights in deployment of security forces; considering society's most marginalised individuals and groups; embedding the human rights due diligence process across the Company; promoting external partnerships; respecting the resources, values, traditions and cultures of local and indigenous communities and supporting access to land.

Our approach is primarily informed by the UN Guiding Principles on Business and Human rights (UNGPs), the current leading standard. The UNGP's framework to protect, respect and remedy places the responsibility of monitoring, upholding and managing our human rights impacts as a business, no matter where we operate.

AngloGold Ashanti's Human Rights Governance Framework and a Human Rights Policy Statement is aligned with the UNGPs. We also have a responsibility, where practically possible, to leverage our position and influence to ensure state actors also protect human rights. To deliver on this responsibility, we are committed to engaging on related issues with the relevant stakeholders across all our operating jurisdictions.

We align with the ICMM position statement on indigenous peoples and the IFC's Performance Standard 7 on Indigenous Peoples and we respect the values, traditions, and cultures of local and indigenous communities in the regions where we operate.

Artisanal and small-scale mining

Artisanal and small-scale mining (ASM) continues to grow – it has complex geopolitical, socioeconomic, environmental and governance aspects, all of which need tackling in the search for a long-term solution.

The World Bank estimates that ASM occurs in about 80 countries worldwide and that there are more than 100 million artisanal miners globally. These informal operations are an important means of income for often impoverished populations.

In many areas, the ASM sector is informal and exits outside of legal frameworks. The activity is a material sustainability risk for AngloGold Ashanti, and our primary concerns are that it leads to the loss of gold-bearing ore, environmental degradation, the use of dangerous chemicals and potential human rights violations against vulnerable groups.

We advocate a multi-stakeholder approach to addressing this material sustainability risk, working with governments and taking a lead role in partnership with artisanal miners, major mining groups, NGOs and development agencies.

We have in place an ASM Framework and Management Standard that encourage the co-existence of our operations with legal ASM. This framework and standard seek to ensure the safety and security of our employees, assets and tenements.

Guided by the ICMM and the Intergovernmental Forum on Mining, Minerals, Metals and Sustainable Development, AngloGold Ashanti believes that a sustainable ASM industry can be established by building capacity through local institutional partnerships, encouraging miners to form co-operatives and associations, encouraging larger mining companies to support capacity building, and by improving ASM access to efficient and cleaner technologies.

To review the over overarching principles of our approach to ASM, see the *<SR>*.

Maintain financial flexibility

Accounts for 35% of DSP performance award

We must ensure our balance sheet always remains able to meet our core funding needs

AngloGold Ashanti is committed to maximising long-term shareholder value and returns and so must ensure that our balance sheet remains able to meet our core funding needs. We achieve this by applying a clear Capital Allocation Framework.

The framework prioritises investment in our asset base, to support the health and sustainability of the business. The sustaining free cash flow that comes as a result is earmarked to:

- Return cash to shareholders through our defined dividend pay-out ratio focused on dividend returns based on free cash flow before growth capital expenditure
- Self-fund growth capital expenditure, with a disciplined focus on risk-adjusted returns
- Maintain a solid balance sheet, giving us strategic flexibility through the cycle

We ensure sufficient flexibility at all times to reinvest continuously in our asset base and so supporting the long-term sustainability of our business. Maintaining a strong balance sheet remains important in the current operating environment in which global economic volatility, rising interest rates and high inflation present added complexity and risk to the mining industry in general, and more so, for a single commodity producer such as AngloGold Ashanti, for which no true pricing power exists.

While our ability to generate free cash flow improves markedly as the gold price increases, we nonetheless maintain our focus on ensuring a strong balance sheet through all stages of the commodity cycle.

Disciplined, shareholder-focused capital allocation

Transparent allocation hierarchy to maximise long-term shareholder value and returns

Operating and capital productivity

Net operating cash flow

Sustaining capital, prioritising Mineral Reserve growth

Sustaining free cash flow

Strong balance sheet
(1.0x adjusted net debt to adjusted EBITDA ratio through the cycle)

Dividends
(20% of free cash flow pre-growth capital)

Growth capital
(Targeting a return in excess of our hurdle rate)

Excess cash flow

Further debt reduction	Additional dividends should capacity exist	Growth

- Reinvesting in our asset base to support the long-term sustainability of our business
- Commitment to cash returns to shareholders
- Solid balance sheet underpins flexibility and optionality through the cycle
- Growth focused on risk-adjusted returns
- Allocation of cash tested against shareholder returns

One measure of the success of our capital allocation strategy is our ability to generate sustainable free cash flow through the cycle, as well as total shareholder returns. Other metrics monitored include: adjusted net debt to adjusted EBITDA ratio (as defined in the Revolving Credit Agreements); and cash and cash equivalents.

Sunrise Dam, Australia



Maintain financial flexibility

Accounts for 35% of DSP performance award continued

Key metrics and related targets 2022

Metrics	Aims, targets	Performance	Status
Relative total shareholder return (TSR)	Improve shareholder returns relative to comparator group	13% shareholder return, not meeting threshold measure in 2022	Progress still to be made
Absolute TSR	Improve absolute shareholder returns with reference to the US cost of equity	13% shareholder return, exceeding the stretch measure	Achieved
Normalised cash return on equity (nCROE)	Improve free cash flow generation relative to shareholders' equity and the US cost of equity, on a three-year trailing basis	24.4% nCROE, exceeding stretch measure	Achieved

Achieved   Progress still to be made

Related risks:

Risk 1 — Adverse regulatory changes to mining rights and fiscal requirements

Risk 2 — Failure to successfully deliver and ramp up growth projects

Risk 3 — Adverse future implications of event risks

Risk 4 — Inability to convert Mineral Resource and Mineral Reserve

Risk 6 — Failure to move down the industry cost curve – all-in sustaining cost competitiveness

Risk 7 — Loss of or threats to the social licence to operate

Risk 8 — Adverse gold and commodity prices, and currency movements

Risk 9 — Inability to meet investor expectations on responsible mining

Performance outcomes

- The relative and absolute TSRs are based on a three-year trailing average using the average share price achieved in 2019 as the base and comparing it to the average share price achieved in 2022. The average share price in 2019 ($16.74/share) grew by 13% over this period, inclusive of dividends paid ($1.09/share) from January 2020 through to the end of December 2022
- Absolute TSR growth exceeded the stretch target set, while the Relative TSR performance is compared to a comparator peer group. The median TSR of the comparator peer group was 49.05% at 31 December 2022
- A three-year trailing average nCROE of 24.4% was achieved on the back of strong free cash flow generation over the same period, notwithstanding an annualised increase in shareholders' equity of 3%
- Improved balance sheet flexibility was achieved with the new five-year multi-currency revolving credit facility maturing in June 2027, with two one-year extensions on application, with a syndicate of 13 banks
- The adjusted net debt to adjusted EBITDA ratio ended the year at 0.49 times, some 51% below our target of 1 times, through the cycle
- Liquidity remains strong, providing good financial flexibility with $1.1bn of cash and cash equivalents and overall Group liquidity at approximately $2.5bn as at 31 December 2022
- A total dividend for the year of ~47 US cents was declared, based on the dividend pay-out ratio under the policy of 20% of free cash flow before growth capital expenditure
- Credit ratings remained unchanged at investment grade from Moody's (Baa3, stable outlook) and Fitch (BBB-, stable outlook changing to negative outlook). The Standard & Poor's rating remained one notch below investment grade (BB+, stable outlook).

For further detail on our performance in relation to this strategic pillar, see the *CFO's report and outlook* and the *<AFS>*.

Optimise overhead, costs and capital expenditure

Accounts for 15% of DSP performance award

All spending decisions must be thoroughly scrutinised to ensure they are optimally structured and necessary to fulfil our core business objective

The Group's cost performance in 2022 reflects the continued reinvestment across our portfolio, notably at the Obuasi, Iduapriem, Geita and Tropicana operations as well as the acquisition of mining properties in North America. It also reflects significant investment in TSF compliance in Brazil.

Our overall focus remains on improving our operational performance, continued cost discipline and execution of the Full Potential (FP) Programme that was introduced in 2022. Execution of this programme will continue in 2023.

Key metrics and related targets 2022

Metrics	Aims, targets	Performance	Status
Production	Improve cash flow and reduce costs, with target measure set at 2.734Moz per annum	2.742Moz for 2022, meeting the target measure	Achieved
Total cash cost	Improve cash flows and reduce costs, with target measure of $963/oz	$1,024/oz for 2022, less than 1% above annual guidance and above the threshold measure	Progress still to be made
All-in sustaining costs	Improve cash flows and reduce costs, with target measure of $1,355/oz	$1,383/oz for 2022, slightly above target measure, but well within the guidance range of $1,295/oz to $1,425/oz	Achieved

Achieved   Progress still to be made

Related risks:

Risk 3 — Adverse future implications of event risks

Risk 5 — Failure to meet operational and safety targets

Risk 6 — Failure to move down the industry cost curve – all-in sustaining cost competitiveness

Risk 7 — Loss of or threats to social licence to operate

Risk 8 — Adverse gold and commodity prices, and currency movements

Risk 9 — Inability to meet investor expectations on responsible mining

Risk 10 — Failure to attract and retain critical skills

Key metrics monitored are:


Capital expenditure by region
%
1%
18%
52%
29%
Africa
Americas
Australia
Projects


All-in sustaining costs
($/oz)
1500
1200
900
600
300
0
942
980 (2)
1,047 (2)
1,355
1,383
2018
2019
2020
2021
2022
Continuing operations

Total capital expenditure 2022: $1.1bn[(1)]

[(1)] Includes joint ventures

[(2)] Restated for IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use", effective 1 January 2022

Optimise overhead, costs and capital expenditure

Accounts for 15% of DSP performance award continued

Performance outcomes

- While total cash costs per ounce increased overall by 6% in 2022, inflationary pressures alone contributed to a 12% increase. Excluding the impact of inflationary pressures, cash costs in real terms declined by 6%
- Open pit grades were 5% higher year-on-year, with Iduapriem and Serra Grande contributing the most. Recovered grades from underground were 10% higher year-on-year, with grade improvements at Obuasi, Sunrise Dam and Cerro Vanguardia more than offsetting lower grades at Kibali
- The re-investment in our sites continues to progress with the aim of extending mine life and improving flexibility, which remain key priorities
- Sustaining capital remained in line with 2021 ($779m in 2022 vs $778m in 2021)
- All-in sustaining costs were $1,383/oz, up 2% year-on-year, notwithstanding global inflationary pressures and consequent increases in total cash cost of 6%

For further detail on our performance in relation to this strategic pillar, see the *CFO's report and outlook* and the *<AFS>*.



Tropicana, Australia

Improve portfolio quality

Accounts for 15% of DSP performance

AngloGold Ashanti builds on its portfolio quality through projects such as our Full Potential Programme which aims to ensure optimal mine performance. We are flexible in delivering on our mine plans, allowing for the best results and we progress our projects and replace our production and more, with a growing Mineral Reserve and Mineral Resource base.

Key metrics, related targets and performance 2022

Remuneration metrics	Aims, targets	Performance	Status
• Production	• Annual production of between 2.7Moz and 2.9Moz	• Produced 2.7Moz versus 2.5Moz in 2021	Achieved
Other related metrics monitored: • Recovered grade • Operating life • Investment in Mineral Reserve development • Metres developed • Waste stripping	**Overall portfolio aims are to:** • Improve confidence in our orebodies • Increase quality of our Mineral Reserve base • Improve operating flexibility	• 12.2Moz added to Mineral Reserve, pre-depletion over the past three years • Mineral Reserve has grown 26% over the last six years	Achieved

■ Achieved ■ Progress still to be made

Related risks:

Risk 2 — Failure to successfully deliver and ramp up growth projects

Risk 4 — Inability to covert Mineral Resource to Mineral Reserve

Risk 6 — Failure to move down the industry cost curve – all-in sustaining cost competitiveness

Risk 7 — Loss of or threat to social licence to operate

Risk 8 — Adverse gold and commodity price, and currency movements

Risk 9 — Inability to meet investor expectations on responsible mining (ESG performance)

Performance

Our operational performance improved in the year, all the more noteworthy, as it was achieved in a high-inflationary environment which impacted the prices of key commodities, including oil and ammonia-related products, such as explosives. Supply chains also experienced disruptions related to factors impacted by, among other things, the war in Ukraine and the lingering effects of the COVID-19 pandemic.

The business worked proactively to mitigate the impact of inflation through the continued integration of the new Operating Model, the existing Operational Excellence programme, and the Full Potential (FP) Programme launched during 2022.

Despite significant volatility in the macro environment, total cash costs increased by 6% year-on-year from $963/oz in 2021 to $1,024/oz in 2022. Production of 2.742Moz came in at the upper half of guidance and represented an 11% increase in production over 2021, underpinned by solid performances across most of the portfolio. In our Africa region, Obuasi met targeted production of 250,000oz as it continues to ramp up to its full production run-rate in excess of 400,000oz, which is expected by the end of 2024. See ***Regional performance – Africa***.

AngloGold Ashanti embarked on a multi-year initiative at the beginning of 2020 to increase investment in Mineral Reserve development and brownfields exploration across our portfolio. Three years into this initiative, a major benefit has been improving grade profile which has been a key driver of the overall increase in production. Recovered grades in 2022 were 10% higher on average versus those of 2021, with those in the fourth quarter of 2022 17% higher than in the first quarter of 2022. See ***Maintain long-term optionality***.

We continue to allocate capital to this important exploration and development programme, in addition to increased capital expenditure on tailings storage facilities (TSF) (mainly in Brazil to comply with new legal requirements). Brazil TSF conversions to dry stacking saw us invest $13m in Q4 2022 and we have spent $221m over the last two years on this important piece of work. See ***Regional performance – Americas***.

Total production: 2.742Moz [(1)]

[(1)] *Includes joint ventures*

Improve portfolio quality

Accounts for 15% of DSP performance continued

Full Potential Programme

Our FP initiative aims to achieve a step-change in AngloGold Ashanti's operating performance and cost competitiveness by 2024. It involves a comprehensive three-month assessment of each of our operating mine sites, aiming to build on our understanding of the relative potential of each asset.

The initial three-month assessment covers mine design and all key operating parameters to identify any gaps between current and potential performance. It includes developing a plan and implementation schedule that prioritise key improvement initiatives in mine planning and strategy, mine productivity and metallurgical recovery to be implemented to achieve the targeted performance over the next six to 24 months.

These assessments have been completed at six operations – at Sunrise Dam and Tropicana in Australia, at Siguiri in Guinea and Geita in Tanzania, and at AGA Mineração, which includes the Cuiabá and Córrego do Sítio complexes, and Serra Grande, both in Brazil.

The FP at Sunrise Dam in Australia was completed first. The biggest opportunity identified was to increase productivity in development and achieve a step-change in underground production. The Sunrise Dam leadership team has made good progress and has consistently achieved rates of over 1,100m per month since July 2022.

This target has been increased to 1,200m per month for 2023, and Sunrise Dam is starting to see higher ore production at ca.200,000 tonnes per month. Another key initiative is increasing plant metallurgical recovery rates through optimised cyanide and reagent usage and better leaching efficiency.

The second site to complete an assessment was Siguiri, in Guinea, where the leadership team's focus was mainly on increasing the volume of high-grade oxide ore from Block 2. This increase was successful and is partially reflected in the year-on-year increase in production.

The assessments continued during the second half of 2022, and Cuiabá, Tropicana, Serra Grande and Geita all completed assessments to identify performance improvement initiatives.

Initiatives include:

- Increasing development rates across underground operations to promote mining flexibility and greater ore volumes
- Increasing open pit output through better maintenance practices, improving drill productivity to maximise penetration rates, improving truck productivity by reducing off-circuit travel through in-pit refuelling and enforcing the use of in-circuit crib facilities
- Increasing throughput in processing plants by improving availability, and increasing metallurgical recoveries by optimising leaching circuits
- Reducing pricing of goods through competitive tendering as commodity prices drop

The leadership teams have identified 185 opportunities across the six operations that have completed the FP, all with clear implementation plans and timelines for delivery.

FP assessments will be conducted at Cerro Vanguardia in Argentina in the second quarter of 2023, with those at Obuasi and Iduapriem in Ghana scheduled for the second half of the year. The FP initiative will be completed by the end of 2023.

Contribution to total production by region


19%
%
60%
21%
Africa
Americas
Australia

Gold produced by operation


%
19
12
12
11
10
9
9
9
6
3

Geita	19
Kibali	12
AGA Mineração	12
Tropicana	11
Siguiri	10
Obuasi	9
Iduapriem	9
Sunrise Dam	9
Cerro Vanguardia	6
Serra Grande	3

Maintain long-term optionality

Accounts for 11% of DSP performance award

Focused and responsible management of our Mineral Resource and Mineral Reserve, our exploration programme and related planning is vital in optimising the operating lives of our portfolio. Through continued exploration and the acquisition of properties that are a good fit with our business, offering Mineral Reserve potential, we add to the long-term sustainability of AngloGold Ashanti.

Key metrics, related targets and performance 2022 (11% of DSP performance award)

Metrics	Aims, targets	Performance	Status
▪ Mineral Reserve additions *	▪ Additions of between 1.6Moz and 4.8Moz	▪ 3.5Moz added to the Mineral Reserve pre-depletion	Achieved
▪ Mineral Resource additions *	▪ Additions of between 4.2Moz and 12.5Moz	▪ 6.2Moz added to Mineral Resource pre-depletion	Achieved
Other related metrics monitored:		**Other:**	
▪ Proportion of total Mineral Reserve added in each category		▪ Acquired Corvus Gold and Coeur Sterling and its assets in the Beatty district of Nevada in the United States	Achieved
		▪ At 31 December 2022, the Mineral Resource for our Nevada (Beatty) assets was as follows: North Bullfrog 1.5Moz, Silicon 4.2Moz, Mother Lode 1.7Moz and Sterling 0.9Moz	Achieved

** Pre-depletion, asset sales, and mergers and acquisitions*

■ Achieved ■ Progress still to be made

Related risks:

Risk 1 — Adverse regulatory changes to mining rights and fiscal requirements

Risk 2 — Failure to successfully deliver and ramp up growth projects

Risk 3 — Adverse future implications of event risks

Risk 4 — Inability to covert Mineral Resource to Mineral Reserve

Risk 6 — Failure to move down the industry cost curve – all-in sustaining cost competitiveness

Risk 7 — Loss of or threats to social licence to operate

Risk 8 — Adverse gold and commodity prices, and currency movements

Risk 9 — Inability to meet investor expectations on responsible mining (ESG performance)

Performance 2022

Re-investment strategy

We continue to add to our Mineral Reserve and Mineral Resource as part of a multi-year re-investment strategy launched in early 2020 to increase the rate of Mineral Reserve conversion, extend the Mineral Reserve life of assets, enhance mining flexibility and further improve knowledge of the orebodies in our portfolio. In particular, we are investing to upgrade our orebodies, exploring additional brownfields expansion through more comprehensive orebody investigations, greenfields exploration and developments in mining flexibility.

In 2022, the third year of this initiative, strong progress was made with the cumulative addition of 12.2Moz to our Mineral Reserve, pre-depletion, at an average cost of $67/oz. Furthermore, we will be able to leverage our existing Mineral Resource base to grow our Mineral Reserve. Growth in our Mineral Resource and Mineral Reserve is primarily the result of exploration activities across our portfolio.

The reinvestment programme has also led to an improved grade profile across the portfolio with delivered grades 10% higher on average in 2022 versus 2021. Grades recorded for the fourth quarter of the year were 17% higher than in the first quarter and were a key contributor to the overall improvement in production.

Mineral Resource and Mineral Reserve

By end 2022, 3.5Moz had been added in total to AngloGold Ashanti's Mineral Reserve, pre-depletion, bringing the total added to our Mineral Reserve over the past three years to 12.2Moz. Pre-depletion additions to the Mineral Resource totalled 11.4Moz. Exploration and methodology- contributions were 2.8Moz to Mineral Reserve and 7.1Moz to Mineral Resource. For more detail on additions and depletions, see *Mineral Resource and Mineral Reserve – summary* in this report and our dedicated *<R&R>*.

Maintain long-term optionality

Accounts for 11% of DSP performance award

Geographic distribution

Mineral Resource (Moz)


46.4
Moz
58.2
10.0
16.8
Africa
Americas
Australia
Projects

Mineral Reserve (Moz)


4.2
2.6
Moz
3.0
20.6
Africa
Americas
Australia
Projects

At 31 December 2022:

Mineral Resource 131.4Moz

Mineral Reserve 30.4Moz

Africa

The total Mineral Resource for our Africa assets at 31 December 2022 was 58.2Moz, up from 55.1Moz in 2021. Of this, the Mineral Reserve accounted for 20.6Moz versus the 19.5Moz recorded at the same time in 2021.

At Geita, a key asset in our portfolio, the extension of its operating life remains a priority with 1.5Moz being added to its Mineral Reserve in 2022, pre-depletion, bringing the total additions here over the past three years to 3.7Moz, adding around seven years to the life of mine. These Mineral Reserve increases are attributed to successes achieved by the exploration drilling programme underway at the mine which have led to an enlarged pit designs at Nyamulilima and the first-time reporting of the underground Mineral Reserve for the Geita Hill orebody.

At Siguiri, 1.0Moz were added to Mineral Reserve pre-depletion, primarily due to the first-time reporting of the Sorofe, Sanutinti, Kalamagna Mineral Reserve (in Block 1 P1), exploration infill drilling updates and an increase in the Mineral Reserve price.

Americas

The total Mineral Resource for our Americas assets at 31 December 2022 was 16.8Moz*, up from 16.6Moz* in 2021, and the Mineral Reserve was 3.0Moz* versus 3.1Moz* recorded at the same time in 2021. Our projects in the region accounted for a Mineral Resource of 46.4Moz, including a Mineral Reserve of 4.2Moz (at 31 December 2022).

* *The previous reporting has been adjusted to exclude the Colombia and USA Projects which is included separately in the 2022 reporting.*

Nevada - Beatty District

We have reported a first-time Mineral Resource for North Bullfrog and Mother Lode, following the acquisition of Corvus Gold in January 2022, and for Sterling, after the acquisition of Coeur Sterling in November 2022. Combined these assets have a Mineral Resource of 4.2Moz. This is in addition to the 4.2Moz Mineral Resource at Silicon, giving a total Mineral Resource of 8.4Moz for the Nevada assets. Adding these ounces to our portfolio is part of a strategy to grow our Mineral Resource and Mineral Reserve in the Beatty District of Nevada, fostering development of a long-life production base in the short to medium term.

During 2022, our project team completed the integration of the Corvus Gold assets and project data into our evaluation framework and, in the fourth quarter of 2022, began work on integrating the Coeur Sterling properties into broader evaluation studies.

Feasibility work at North Bullfrog, a smaller, high return deposit continued to progress. Work to date indicates that this deposit has a very low stripping ratio and using heap leach processing or selective milling, could deliver very attractive returns. Permitting is progressing and we continue to target first production in about two years.

Work has begun on a pre-feasibility study for the Silicon project, which has received its eagle permit, allowing us to mine within two miles of existing golden eagle rests. Additional drilling at the Merlin deposit has also begun.

We had six drill rigs in operation in the Beatty district for most of the year and we expect to double this number in 2023. Our improving understanding of the geology, structures and alteration in the area is helping us identify other targets and is reinforcing our view on the potential of our consolidated ground position.

We are establishing a strong, Nevada-experienced project technical and permitting team. The new additions to our land package, and a more favourable configuration, is growing our confidence that production could comfortably exceed our previous target of 300,000oz of annual production by the end of the decade. We are forging ahead with work to consolidate our newly acquired assets. Systematic exploration and optimised project development will enable us to realise the potential of our combined assets in the Beatty district.

The consolidation of the Beatty District has the potential for significant synergies from economies of scale and integrated infrastructure, including water rights, adjacent concessions and processing facilities. The combined asset base also allows for unified engagement with federal, state and local stakeholders to advance and achieve shared sustainability goals and other district benefits, such as opportunities to design projects incorporating renewable energy, as well as develop conservation and other local projects in conjunction with the Beatty community.

Colombia projects

Quebradona

Following the decision of Colombia's national environmental licensing agency (ANLA) in November 2021 to archive the Company's environmental licence application for the Quebradona project, AngloGold Ashanti filed an appeal seeking to secure further details on the specific additional information required for ANLA to make a decision on AngloGold Ashanti's licence submission. On 29 April 2022, ANLA denied the appeal and confirmed its decision to archive the Company's application. AngloGold Ashanti is preparing a new Environmental Impact Assessment which the Company intends to submit with the licence application.

Gramalote

The feasibility study on the Gramalote gold project, a joint venture with B2Gold, was completed. Both partners have determined that the Gramalote project does not meet their investment thresholds for development. The project continues to benefit from federal and local government support as well as continuing support from local communities.

AngloGold Ashanti and B2Gold have completed a comprehensive review of the alternatives and consider that it would be in the best interest of all stakeholders for a new party to own the Gramalote project. The partners appointed a corporate advisor in the fourth quarter of 2022 to assist with the sale process.

Australia

The total Mineral Resource for our Australia assets at 31 December 2022 was 10.0Moz, up from 9.8Moz in 2021, and the Mineral Reserve was 2.6Moz versus 3.0Moz at the same time in 2021.

Geita, Tanzania



Strategic trade-offs — Impact on our capitals

In conducting our business and delivering on our strategy, we make strategic trade-offs in terms of the capitals employed to ensure we are well-positioned for growth in the longer term. As part of our decision-making process, we continuously assess the availability and quality of the capital inputs required, balancing our short- and long-term needs for sustained value creation.

We have made the following strategic trade-offs:

Organisational restructuring and revitalisation

Trade off: *Implementation of new Operating Model and rollout of the Full Potential (FP) Programme to optimise and streamline the business versus potential reduced employment and contractions in our Mineral Resource and Mineral Reserve, resulting from the implementation of the new Operating Model*

The new operating model is aimed at improving AngloGold Ashanti's agility and resilience, ensuring a more robust organisation better able to deal with an increasingly unpredictable operating landscape. By simplifying the organisational structure, clearly defining work and accountability, this model will establish a foundation for operating excellence, improved cost effectiveness and better predictability, thus contributing to better operational outcomes.

Implementation started in the fourth quarter of 2021 and continued throughout 2022. The new Operating Model renewed emphasis on the 'Operational Excellence' initiatives aimed at optimising operating processes and reducing costs, while ensuring our workforce is fully engaged and appropriately skilled. The introduction of the new operating model also led to a headcount reduction of 635 employees between the Central Functions and business units.

Working in tandem with the new Operating Model is the FP Programme, which began early in 2022 and will continue until the end of 2023.

This programme entails a thorough analysis of each operation to enhance understanding of its full potential, its contribution to our portfolio, and to bring about a step-change improvement in operating performance and cost competitiveness.

Related strategic focus area/s:

Improve portfolio quality

Optimise overhead, costs and capital expenditure

Risks addressed:

Risk 5: Failure to meet our operational targets

Risk 6: Failure to move down the industry cost curve - all-in sustaining cost competitiveness

Related opportunity:

Increasing our asset potential

Capitals impacted:



Our capitals

Natural capital	Human capital	Manufactured capital	Financial capital	Social and relationship capital	Intellectual capital

− Negative impacts + Positive impacts

Asset acquisition (Corvus Gold and Coeur Sterling assets - both in Nevada)

***Trade off:** Acquisition of economically viable, long-life gold deposits to ensure a future pipeline of mineable assets versus the financial cost of their acquisition and development*

The $365m acquisition of Corvus Gold was completed in January 2022. Together with our Silicon asset, these Corvus assets, namely North Bullfrog and Mother Lode, help us to establish a foothold in the prospective Beatty District, in southern Nevada. A second acquisition at a cost of $152m of the Coeur Sterling's properties, which are adjacent to the Corvus assets, further helped to consolidate this landholding in the Beatty District.

Combined, these newly acquired assets have contributed a total 5.1Moz to our Mineral Resource at a total cash acquisition cost of $517m. In addition to contributing to our future pipeline of mineable orebodies, this acquisition enhances and entrenches the diversity of our geographic footprint.

AngloGold Ashanti plans to bring these assets into production by about the end of 2025. Initial estimates are for annual production of around 300,000oz over a mine life of at least 20 years at an all-in cost well below our current average, although we continue to calibrate those expectations in light of continued exploration success.

Related strategic focus area/s:

Improve portfolio quality

Maintain long-term optionality

Risks addressed:

Risk 2: Failure to successfully deliver and ramp up growth projects

Risk 4: Inability to covert Mineral Reserve and Mineral Resource

Risk 5: Failure to meet our operational targets

Risk 6: Failure to move down the industry cost curve - all-in sustaining cost competitiveness

Risk 8: Adverse gold and commodity prices and currency movements

Related opportunities:

Increasing our asset potential

Improved systemisation

Capitals impacted:

+ + −

Implementation of carbonisation strategy and related emission targets

***Trade off:** Reducing our carbon emissions to make a positive contribution to efforts to help limit climate change versus the financial cost of implementing such a strategy*

Our decarbonisation strategy and the accompanying Roadmap to Net Zero were officially launched in October 2022. At AngloGold Ashanti, we have committed to a reduction of 30% in our absolute Scope 1 and 2 GHG emissions by 2030 (2021 baseline) to around 1Mt CO_2e (2021: 1.4Mt CO_2e). The Roadmap, which also includes a commitment to net zero Scope 1 and 2 emissions by 2050, outlines a multi-pronged approach involving the implementation of renewable energy projects; electrification of our mining fleet; and the use of lower-emission power sources. The capital cost required to achieve these reductions is estimated at around $1.1bn, of which $350m will be funded by AngloGold Ashanti, with the balance through third party funding such as providers of renewable energy infrastructure.

Related strategic focus area/s:

Prioritise people, safety, health and sustainability

Risks addressed:

Risk 9: Inability to meet expectations or to mine responsibly (ESG performance)

Capitals impacted:

+ − − +

Strategic trade-offs – Impact on our capitals continued

Re-investment programme to enhance the availability of our Mineral Reserve, a depleting resource, for sustained long-term value creation

Trade off: *Managing and optimising Mineral Reserve extraction over time to maximise long-term value creation*

Started early in 2020, our re-investment programme continued through 2022, pursuing growth-driven brownfields projects across our portfolio to grow our Mineral Reserve and thus production, to lower costs and increase value created over the medium to longer term. It entailed increasing the confidence in the Mineral Resource and allowing it to be converted via mine planning to Mineral Reserve while also increasing the rate of waste stripping at open pit mines and improving rates of underground development at those sites with high geological potential.

Over the past three years, the re-investment programme contributed 12.2Moz (pre-depletion) to the Mineral Reserve.

Related strategic focus area/s:

Improve portfolio quality

Optimise overhead, costs and capital expenditure

Risks addressed:

Risk 4: Inability to covert Mineral Reserve and Mineral Resource

Capitals impacted:

Financial capital: –
Manufactured capital: – +
Natural capital: +

Our capitals

Natural capital | Human capital | Manufactured capital | Financial capital | Social and relationship capital | Intellectual capital

– Negative impacts
+ Positive impacts



Cerro Vanguardia, Argentina

Optimising capital allocation

***Trade off:** Balancing competing needs for capital – investing in growth projects to ensure the long-term viability of our business and maintaining a solid balance sheet versus payment of shareholder dividend*

Disciplined capital allocation underpins delivery on our strategy. Our approach is guided by a clear capital allocation framework that prioritises investment in our asset base to support the health and sustainability of the business. This framework enforces a disciplined approach to value creation through the effective management of capital, without placing undue financial or operating risk on the business.

The four pillars of our capital allocation strategy are:

- Sustaining capital expenditure that prioritises Mineral Reserve growth
- Maintaining a strong balance sheet to provide optionality and agility through the commodity cycle
- Returning value to shareholders
- Self-funding of major growth capital projects for future optionality

Our capital requirements can be funded by debt, an equity raising or they can be self-funded. Each of these options comes with an associated cost, risk and trade-off. In recent years, AngloGold Ashanti has chosen to self-fund much of its capital requirements.

The ultimate aim of our capital allocation strategy is to maximise long-term shareholder value and returns. One measure of the success of our capital allocation strategy is our ability to generate sustainable free cash flow through the cycle; another is our share price performance.

In 2022, of total value generated, $1,030m (22%) was retained for re-investment in the Company with a total of $330m being paid to providers of capital – $149m (or 45% of this amount) to cover finance costs and $181m (55%) paid in dividends to shareholders (2021: $974m (22%) was retained and $364m paid to capital providers - $140m (38%) for finance costs and $224m (62%) in dividends).

Related strategic focus area/s:

Maintain financial flexibility

Improve portfolio quality

Optimise overhead, costs and capital expenditure

Risks addressed:

Risk 2: Failure to successfully deliver and ramp up growth projects

Risk 4: Inability to covert Mineral Reserve and Mineral Resource

Risk 6: Failure to move down the industry cost curve - all-in sustaining cost competitiveness

Risk 8: Adverse gold and commodity prices and currency movements

Related opportunities:
Increasing our asset potential

Capitals impacted:

+ – + + +



Sunrise Dam, Australia

Climate change disclosure

Addressing the TCFD's recommendations

AngloGold Ashanti has adopted the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and commits to incrementally reporting in line with the related disclosure guidelines.

GOVERNANCE

Our ambitions:

- Shared accountability throughout the organisation
- Inclusive communication on climate risk and performance
- Climate disclosures that aim to go beyond compliance and/or external stakeholder expectations
- Opportunities for awareness and training are available to all
- Training and building competency are continuous processes, open to all, which adapt to evolving needs of the organisation

Board oversight on climate change	Climate change risk and decarbonisation are Board-level governance issues currently overseen by the Social, Ethics and Sustainability (SES) Committee and the Audit and Risk (A&R) Committee. The Climate Change Working Group (discussed below) reports on climate matters to the SES Committee and to the Chief Sustainability and Corporate Affairs Officer. Climate change and decarbonisation are considered at every SES and A&R committee meeting and are raised to the Board as necessary. Additional meetings to discuss decarbonisation plans and investment are undertaken with these committees as required. The Board approved our Climate Change Strategy in 2021 and the strategy to achieve decarbonisation and the pathway to net zero GHG emissions that was announced in 2022. See related ***Media Release*** In October 2021, our CEO Albert Calderon joined fellow CEOs of ICMM members to commit to a goal of net zero GHG emissions by 2050 or sooner, in line with the ambitions of the Paris Agreement. See ***Video***
Board-level knowledge and training	Board-level training on climate change, its application and implications for the mining sector, and AngloGold Ashanti's strategic response was undertaken in 2021 and 2022. All Company vice presidents and senior management attended similar training in 2021.
Management oversight on climate change	Established in 2020, our Climate Change Working Group is led by the Chief Sustainability and Corporate Affairs Officer. Its members include a cross section of functional leaders from across the Company. This working group reports on climate matters and decarbonisation to the Chief Sustainability and Corporate Affairs Officer and the SES Committee. A decarbonisation project team, led by the newly appointed Vice President: Decarbonisation, was set up to develop, manage, monitor and deliver AngloGold Ashanti's decarbonisation strategy. The Management Investment Committee, established in 2022, is a multi-disciplinary committee comprising senior executives that reviews all capital projects, including decarbonisation projects. It is chaired by our Chief Operating Officer. The committee meets monthly to review major investment projects and recommends selected projects for Board approval. We have established an internal climate-change focused Financial Reporting Forum in response to emerging SEC and ISSB rules on climate reporting. Through the Forum, we track and analyse emerging climate reporting requirements, enabling us to develop robust systems for climate-related reporting and assurance. We have established a clear link between the achievement of our decarbonisation strategy and executive remuneration: Historically, emissions performance was measured and rewarded against improving on a rear-facing three-year average GHG intensity measure. In 2021, our production plans and the energy budget needed to deliver them was used to determine an annual carbon budget, using each operation's existing energy mix and taking into account any planned carbon reduction benefits. This forward-looking process is now directly linked to the Deferred Share Plan (DSP) performance metrics in a way that is tangible and within management's control. As the energy mix and carbon reductions are realised, the process allows adjustments to provide a new baseline for performance. See ***Rewarding delivery*** in this report.

STRATEGY	
Our ambitions: • Strategy has a transformational effect on the culture of and innovation within the entire organisation and brings significant benefits for the Company, and for wider social and environmental aspects • Multi-dimensional and forward-looking climate scenarios are used to explore important dimensions of climate-related risks • Climate action involves collaboration with communities and other interested groups to achieve change	
Identification of material risks and opportunities	We take a strategic approach to risk and seek to ensure that climate-related risks and opportunities have been systematically integrated into our existing risk management frameworks, and linked guidance and decision-making processes. Our pathway to net zero and climate change resilience was identified as a priority ESG material sustainability issue in our 2022 materiality process – See *Materiality assessment* in the *<SR>*. Our climate change strategy also drives the management of physical and transition climate risks within our strategic and operational planning processes.
Disclosure of impacts on and by the business	In addition to our annual *<SR>* in which we disclose our approach to mitigating the effects of climate change and decarbonisation, we published our inaugural *Climate Change Report (<CRR>)* in 2021 in alignment with TCFD requirements. In October 2022, we published our strategy to reduce GHG emissions, as well as related 2030 targets. This announcement outlined the scale of capital funding required to achieve this plan and proposed funding sources. See *Our business model, Environment* and *Value by stakeholder* in this report and the *<SR>*.
Business resilience to climate-related risks and opportunities	In 2020/21, we undertook a detailed review of our existing Group-level policies, standards and guidelines to identify the key areas where climate considerations could be further incorporated and strengthened. This review highlighted the breadth of functional areas where we see climate change being relevant – often beyond some of the more obvious areas, for example environment policies around water, land use and biodiversity, and closure and rehabilitation, and into other more strategic decision-making processes such as capital investment, acquisitions and divestments, and procurement. Incorporating these climate considerations when we update these Group-level policies will ensure that climate-resilient thinking becomes central to the way in which we work.

RISK MANAGEMENT	
Our ambitions: • Climate risk assessment integrated into relevant decision-making processes • Impacts quantified, including in economic terms where feasible and useful, which pick up wider social and environmental aspects • Climate impacts are assessed for critical supporting infrastructure, supply chains, communities and ecosystems • Controls also seek out opportunities to maximise benefits for communications and ecosystems	
Risk identification, assessment and management	We have mapped physical climate change risks across our operations, supply chains and communities (facilitated by an external party) and, in 2023, will undertake a more detailed internal review of these to gain an updated understanding of any residual financial effects. **In respect of our transition risks:** The market for gold has been considered extensively by the Word Gold Council (WGC), and as a relative risk (between gold and other commodities). Climate change is seen to be an opportunity for gold. See the *WGC report* and our *<CRR>*. • In 2021, we engaged the Carbon Trust to undertake an assessment of the carbon pricing risk faced by AngloGold Ashanti in each country of operation after which a qualitative risk index was developed to compare our exposure to carbon pricing risk in each of these countries • Climate legislation-related risks, including imposition of asset-level GHG emission caps and allowance requirements, and the reputational risk of not meeting our energy transition and decarbonisation plans, have been incorporated into our enterprise risk management process. This process is overseen by the A&R Committee • A current area of focus in 2023 is to assess, understand and develop an indicative quantification of climate-related risk on the annual business plan.

Climate change disclosure
Addressing the TCFD's recommendations continued

RISK MANAGEMENT *continued*	
Engagement with stakeholders	We have engaged with a wide range of stakeholders on climate change and decarbonisation. Some of these engagements included: ▪ **Shareholders:** In addition to our annual reporting, we hosted a market call in October 2022 to brief investors and analysts on our decarbonisation plans. Our approach to climate change and decarbonisation process is included in all shareholder engagements (both in groups and with individuals) ▪ **Employees:** In addition to the climate change training provided to senior management and management, we have developed specific communications material for employees, and our operating regions have been encouraged to continue this engagement on what this means for their respective region. Our community development team has over the past two years engaged with internal site community leads on the potential physical impacts of climate change on communities (such as adverse weather events, migration, agricultural impacts) and the potential for collaboration on building community resilience ▪ **Communities:** Engagement with communities has included discussions on changing weather patterns and their potential impact. Our community investment projects are increasingly geared to address climate-related issues. For example, the impact of climate change on agriculture, or the need for bridges and other infrastructure to cope with adverse weather events ▪ **Governments:** Engagements with government stakeholders have taken place where this is opportune or necessary, such as in Australia and Colombia ▪ **Industry bodies:** As a member of the ICMM, we regularly engage with our mining peers and are currently participating in a study to understand the industry's Scope 3 GHG emissions, particularly in respect of climate accounting
Integration with current risk process	We have incorporated the findings of physical climate change risk assessments undertaken in 2021, into our enterprise risk management system, integrating existing site-specific threats to the extent possible. As we advance our understanding of these and transitional risks, they too will be integrated into the existing site risk registers. This underscores our belief that climate considerations are key modifiers of our existing profile of risk and should not be managed as standalone issues

METRICS AND TARGETS	
Our ambitions: ▪ Benefits metrics are developed to monitor and improve outcomes for wider social and environmental aspects ▪ Scope of climate metrics and targets will in the future consider upstream and downstream value chain ▪ The impact/outcomes of external activities are routinely monitored, evaluated and reported ▪ Comprehensive and transparent internal and external climate reporting	
Disclosing climate – related metrics	We disclose a wide range of metrics in our annual ***<SR>*** and related ***<ESGD>***, including energy consumption and intensity, our Scope 1 and 2 GHG emissions and intensity.
Setting climate-related targets and reporting on performance	In October 2022, we published our strategy to reduce absolute Scope 1 and 2 GHG emissions by 30% by 2030 (compared to 2021), and our pathway to achieve net zero GHG emissions by 2050. See ***Roadmap to Net Zero***. These targets are closely supported by the annual emission targets set through our discretionary remunerations system. We will report on progress every year in our ***<SR>***.

Regional performance
Africa


Operation
0
2,000km
Guinea
Ghana
DRC
Tanzania
Johannesburg
1
2
3
4

Legend:

1. **Guinea,** Siguiri (85%)
2. **Ghana,** Iduapriem / Obuasi
3. **DRC,** Kibali (45%) [1]
4. **Tanzania,** Geita

[1] Kibali is operated by Barrick

Contribution to regional production


%
21
15
15
17
32

Kibali Iduapriem Obuasi Siguiri Geita

60%
Contribution to total production

$576m [1]
Capital expenditure

[1] Includes joint ventures

Regional performance

Africa continued

Our operations in Africa

Africa is home to five of our operations, with one – Kibali in the DRC – managed by Barrick Gold Corporation. These operations contributed 60% or 1.635Moz in 2022 to total annual Group production of 2.742Moz (2021: 57% or 1.4Moz respectively). In Ghana we operate the Iduapriem and Obuasi mines, in Guinea, Siguiri and in Tanzania, Geita.

At the end of 2022, our African region accounted for 20.6Moz (68%) of the total Mineral Reserve and 58.2Moz (44%) of the total Mineral Resource.

The Africa operations employed an average of 19,807 people in 2022 (2021:17,260), of whom 13,070 were contractors (2021:10,781).

Successes

- Production rose by 15%
- The Obuasi redevelopment project achieved mid-point of production guidance of 250,000oz
- Iduapriem's reinvestment drove improvements in grade
- Strong safety performance – Iduapriem, Geita, Obuasi and Siguiri remained fatality-free for the year
- Geita's improved volumes and grade led to strong performance in the second half of the year
- Mining started at Geita's Nyamulilima open pit in 2021 and continued in 2022 the open pit is expected to produce more than 1Moz of gold from 2021 to 2027

Challenges

- Containing costs in a high-inflation environment
- Political uncertainty in Guinea following the coup d'etat in 2021
- Increase in illegal and artisanal and small-scale mining
- Value-added tax lock-ups in Tanzania and the DRC
- Navigating a challenging macro-economic environment and potential political change
- Increased demands for local employment and participation in the value chain

Performance summary 2022

- Production for the Africa region for the year was 15% up at 1.635Moz, achieved at a total cash cost of $962/oz. This compares to 1.419Moz at a total cash cost of $904/oz for 2021
- All-in sustaining cost of $1,227/oz for the year ended 31 December 2022, compared to $1,161/oz for 2021
- Regional capital expenditure of $576m, equivalent to 56% of Group expenditure (2021: $506m; 49%) – is broken down by operation as follows: Kibali $90m (2021: $72m); Iduapriem $146m (2021: $105m); Obuasi $159m (2021: $168m); Siguiri $27m (2021: $39m); Geita $154m (2021: $122m)
- Safety performance improved – there were no occupational fatalities at Company-operated mines and a TRIFR of 0.33 per million hours worked was recorded (2021:0.61)
- Regional community investment totalled $10.19m (2021: $10.5m)
- With Obuasi having received its ISO 45001 (health and safety) certification, all our Africa operations are now certified in terms of ISO 45001, ISO 14001 (environmental management) and the International Cyanide Management Code

Our African production rose 15% year-on-year and total cash costs increased by 6% as we worked to limit the impact of inflation on cost structures. We continued integration of the new Operating Model, the existing Operational Excellence programme, and the FP Programme launched during 2021.

Production for the year rose at Obuasi by 131%, at Iduapriem by 23%, at Siguiri by 8% and at Geita by 7%.

At Geita gold production was up year-on-year mainly due to increased ore volumes processed as well as higher recovered grades. Geita recorded strong production, exceeding 500,000oz for 2022. Higher volumes and grades drove performance in the second half of the year. We are reaching the end of the reinvestment programme at the mine and Geita is now back to operating a production rate of above 500,000oz annually.

In the second half of 2022, Geita was part of the FP programme designed to enhance understanding of the relative potential of each asset and includes developing a plan and implementation schedule to achieve the targeted performance over the next six to 24 months.

At Siguiri production increased in the year mainly due to higher recovered grades, partly offset by lower ore volumes processed. Reduced volumes of ore processed were a result of local community protests related to employment demands which led to mining disruptions and the temporary suspension of mining activities for ten days in July 2022.

Siguiri was the first of the African operations to be involved in the FP programme with the leadership team focusing on increasing the volume of high-grade oxide ore from Block 2. This increase

was successful and is reflected in the year-on-year increase in production. We are starting to see the benefits of the FP programme at Siguiri and a second contractor was hired to deliver higher volumes of higher-grade oxide ore from Block 2.

At Iduapriem, gold production increased year-on-year, due, in the main to the higher ore volumes processed, supported by higher grades recovered as the mine accessed ore from Block 5 and Teberebie Cut 2a.

Obuasi's production increased in the year, primarily due to the resumption of stoping activities following the temporary suspension of underground stoping activities in 2021 due to a sill pillar incident in May of that year. In the first months of 2023, we have been mining more than 4,000tpd of gold bearing rock.

In the DRC, Kibali's production was lower year-on-year mainly due to lower grades. This was partly offset by a marginal increase in ore volumes processed. In the final quarter of 2022 production improved by 17% compared to the third quarter as grades and volumes increased.

Obuasi update

Phase 3 of the Obuasi redevelopment project remains on track ramping up to the mining of 5,000tpd, and eventually to over 6,000tpd.

In 2022 the project achieved the following milestones: hoisting via the KMS rock shaft in November 2022; pumping to drop the water level below 50 level; commissioning of the material handling system from 44 level to surface; completing the new ventilation shaft pilot hole and progressing the KMS shaft down to 44 level.

The ramp-up continues to the planned annual full production run-rate in excess of 400,000oz, which is expected by the end of 2024.

Outlook for 2023

- Safely maintain solid performance across the region
- The FP programme – Siguiri and Geita have completed the programme and are working to their respective FP plans
- Obuasi redevelopment project – Phase 3 is on track and the next key milestones include completion of the new ore pass, followed by rail construction, and establishing a new pump station on 50 level



Geita, Tanzania

TRIFR
(per million hours worked)


0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0.49
0.62
0.59
0.61
0.33
2018
2019
2020
2021
2022

Attributable production (2)
(000oz)


2,000
1,500
1,000
500
0
1,512
1,538
1,603
1,419
1,635
2018
2019
2020
2021
2022

Productivity (2)
(oz/TEC)


25
20
15
10
5
0
20.70
19.19
20.20
15.45
15.95
2018
2019
2020
2021
2022

Total cash and all-in sustaining costs (2)
($/oz)


1500
1200
900
600
300
0
773
904
763
899
793
958
904
1,161
962
1,227
2018
2019
2020
2021
2022
Total cash costs
All-in sustaining costs (1)

(1) World Gold Council Standard

(2) Restated IAS 16, "Property, Plant and Equipment - Proceeds before Intended Use", effective 1 January 2022

For performance data by operation, see <OP>

Regional performance
Americas

Legend:

1. (Project) **North Bullfrog** [(1)] **/ Silicon, Mother Lode** [(1)] **/ Sterling** [(2)]
2. (Project) **Colombia,** Gramalote (50%) [(3)] / La Colosa / Quebradona
1. (Operation) **Argentina,** Cerro Vanguardia (92.5%)
2. (Operation) **Brazil,** Serra Grande
3. (Operation) **Brazil,** AGA Mineração

(1) North Bullfrog and Mother Lode acquired on acquisition of Corvus Gold in January 2022

(2) Sterling, which includes the Crown Block deposit, acquired on acquisition of Coeur Sterling in November 2022

(3) Managed by B2Gold


Project
Operations
0
400km

Contribution to regional production


15
30
55
%
Cerro Vanguardia
AGA Mineração
Serra Grande

21%
Contribution to total production

$322m
Capital expenditure (operations)

$17m
Capital expenditure (projects)

Our operations and projects in the Americas

The Americas host three of our operations – one in Argentina and two in Brazil – as well as two greenfields projects in Colombia and a significant greenfields development in Nevada in the United States.

The operations in Brazil and Argentina added 569,000oz to Group production in 2022, 21% of total ounces produced.

At the end of 2022, our Americas region accounted for 3.0Moz (10%) of the total Mineral Reserve and 16.8Moz (13%) of the total Mineral Resource, with our projects in Colombia and Nevada accounting for 4.2Moz (14%) and 46.4Moz (35%) respectively.

The operating sites are in Argentina (Cerro Vanguardia) and Brazil (Serra Grande and the AGA Mineração operation which comprises the Cuiabá and Córrego do Sítio (CdS) mining complexes).

In Colombia, the portfolio includes the Quebradona and Gramalote projects in the department of Antioquia. The La Colosa project, in the department of Tolima, remains in *force majeure*. In the United States, the greenfields concessions – which include adjacent assets acquired with the Corvus and Coeur's Sterling acquisitions – are in the Beatty District in southern Nevada. Exploration is ongoing with the prospect of first production in 2025.

The Americas operations employed an average of 9,498 in 2022 (2021: 9,972 people), of whom 3,405 were contractors (2021: 3,520).

Successes

- America's production increased by 2% year-on-year with stronger performances across the region in the second half of the year
- At Cerro Vanguardia, higher production was mainly driven by improved grades
- Invested $83m in the conversion of our Brazil TSFs to dry stacking in 2022, bringing the total invested over the past three years to $244m
- Acquired of Corvus and Sterling to enhance our footprint in Beatty district, Nevada

Challenges

- Reduced ore volumes processed at AGA Mineração led to a decline in production. This was partly offset by higher grades recovered.
- Completed a strategic review of the CdS mining complex and elected to retain the asset. The management team will focus on rebasing the mine plan to return the operation to a cash neutral position in 2023, and to generate positive cash flow in the medium term
- Suspended tailings deposition at the Calcinados TSF and processing from the Queiroz plant, which service the Cuiabá complex, until completion of a buttressing programme on the TSF
- Plant throughput being closely monitored to keep within permitted tailings limits

Performance summary 2022

- Production for the year was 569,000oz (2021: 559,000oz) achieved at a total cash cost of $1,078/oz (2021: $917/oz)
- All-in sustaining cost of $1,718/oz, up 9% year-on-year (2021: $1,582/oz)
- Safety – no occupational fatalities at Company-operated mines and the TRIFR improved to 2.33 per million hours worked (2021: 3.55)
- Community investment amounted to $6.43m (2021: $5.8m)
- All American operations maintained their certification in terms of International Cyanide Management Code, ISO 45000 (health and safety) and ISO 14001 (environmental management)
- Regional capital expenditure of $322m (2021: $346m) – 29% of total capital expenditure (2021: 31%) – was as follows: Cerro Vanguardia $66m (2021: $69m); AGA Mineração $199m (2021: $195m); Serra Grande $57m (2021: $82m)
- Capital expenditure on projects totalled $17m, $16m in Colombia (2021: $52m) and $1m in the United States (2021: 0)

At the AGA Mineração mining complex in Brazil, gold production was down year-on-year, mainly due to lower ore volumes processed that were partly offset by higher grades recovered.

At Serra Grande, gold production improved in the period due to higher recovered grades.

In Argentina, Cerro Vanguardia's production was higher owing to a combination of improved ore volumes processed and higher recovered grades.

In Colombia, after the national environmental licensing agency's (ANLA's) decision in November 2021 to archive our environmental licence application relating to the Quebradona project, we filed an appeal seeking to secure further details on the specific additional information ANLA would require in order to be able to make a decision on our licence submission. In April 2022, we were informed ANLA had denied the appeal and had confirmed the decision to archive the application.

Regional performance

Americas continued

TSFs in Brazil – an update

A raft of new tailings-related legislation and regulation has been introduced in Brazil over the past four years. Additional tailings-related regulations introduced in 2022 required us to carry out a new detailed risk assessment of our TSF portfolio. This assessment was conducted using internationally recognised methodology and facilitated by external consultants.

One of the findings of this assessment was to increase the buttressing of the Calcinados TSF to align its post liquefaction factor of safety with the standard applied in Canada, which is currently considered best practice. We plan to proceed with this buttressing programme and have suspended the processing of gold concentrate at the Queiroz plant and of filtered tailings deposition on the Calcinados TSF, which both service the Cuiabá mine complex, until the buttressing is complete.

It is important to note that the operational and structural integrity of the Calcinados TSF remains safe and stable, per the conclusions of our risk assessments by both external consultants and our own TSF team. The facility's factors of safety – in both a drained and undrained state – are fully compliant with relevant Brazilian operating regulations.

Information on the timeline for the completion of this buttressing programme is expected to be provided after engineering and geotechnical work has been completed by external consultants.

In the meantime, mining of ore is continuing at both mines. During this period, we expect that the site will continue to extract gold from the gravity circuit at a rate of 5,000oz on average per month and will produce gold in concentrate at an average of approximately 10,000oz per month, with options being assessed to sell gold concentrate until the Queiroz plant resumes operations.

We are preparing a new Environmental Impact Statement which we expect to submit with the licence application.

The Gramalote project in Colombia, a joint venture between AngloGold Ashanti and B2Gold Corp, was completed. Both partners determined that the Gramalote project does not meet their investment thresholds for development. After a review it was decided that it would be in the best interest of all stakeholders for a new party to own the Gramalote project. The partners appointed a corporate advisor in the fourth quarter of 2022 to assist with the sale process.

Nevada strategy

Our Nevada properties have significant potential, with a possible Mineral Resource of more than 10Moz. We declared a Mineral Resource of 8.4Moz at 31 December 2022, having declared a first-time Mineral Resource at North Bullfrog, Mother Lode and Sterling. Following the consolidation of the property in Nevada, the Beatty District is an area of great potential for AngloGold Ashanti.

We are working to incorporate the Merlin property that, together with Silicon, will likely sit at the heart of this region. We are targeting first production in about 2025 and see production rising to more than 300,000oz within the decade, for around 20 years, at an AISC in the high $900/oz. This will see the development of a low-cost, long-life Nevada production base in the medium term.

See *Maintain long-term optionality* in this report for additional insight into our projects.

For performance data by operation, see <OP>

Outlook for 2023

- Given the suspension of tailings deposition at the Calcinados TSF plant, we plan to produce around 5,000oz of gravity gold monthly and to increase concentrate production to about 10,000oz a month. Options currently being assessed for the sale of gold concentrate until the Queiroz plant resumes operation
- The FP programme initiatives implemented at Cuiabá have seen ore tonnes consistently above full potential target – this is expected to continue into 2023
- At Serra Grande, the FP team identified several enhancement opportunities and it is following implementation plans with timelines for delivery
- At the Nevada project, the North Bullfrog feasibility study is due to be completed in the first half of 2023 while the permitting process is ongoing. At Silicon, a pre-feasibility study incorporating the Merlin ground has started

Attributable production (000oz)


800
700
600
500
400
300
200
100
0
776
710
649
559
569
2018
2019
2020
2021
2022

TRIFR (per million hours worked)


5
4
3
2
1
0
3.97
3.84
3.68
3.55
2.33
2018
2019
2020
2021
2022

Productivity (oz/TEC)


15
12
9
6
3
0
12.86
11.39
9.70
7.74
7.70
2018
2019
2020
2021
2022

Total cash and all-in sustaining costs ($/oz)


2,000
1,500
1,000
500
0
624
855
736
1,032
720
972
917
1,582
1,078
1,718
2018
2019
2020
2021
2022
Total cash costs
All-in sustaining costs (1)

(1) World Gold Council Standard

Regional performance
Australia


Legend:
1 Sunrise Dam
2 Tropicana (70%)
Operation
1,000km
Western Australia
Kalgoorlie
Perth

Contribution to regional production


%
43
57
Sunrise Dam
Tropicana

19%
Contribution to total production

$202m
Capital expenditure

Regional performance
Australia continued

Our operations in Australia

AngloGold Ashanti owns the Sunrise Dam and Tropicana gold mines in the north-eastern goldfields of Western Australia. Sunrise Dam is wholly-owned, while Tropicana is a joint venture between AngloGold Ashanti (manager with 70%) and Regis Resources Ltd (30%). Together, these operations produced an attributable 538,000oz in 2022 (2021: 494,000oz) contributing 19% to total production.

At the end of 2022, the Australian operations accounted for 2.6Moz (8%) of the total Mineral Reserve and 10.0Moz (8%) of the total Mineral Resource.

The Australian operations employed an average of 1,532 people in 2022 (2021:1,332) people, of whom 1,218 (2021:1,044) were contractors, in 2022.

Successes

- Gold production at Tropicana increased by 15% year-on-year due to higher grades and volumes processed, which contributed to an 11% improvement in total cash costs
- A pre-feasibility study (PFS) was initiated at Tropicana on the underground mineralisation at Havana, following completion of a scoping study
- The FP programme identified opportunities at Sunrise Dam to extend mine life, improve underground productivity and lift metallurgical recovery
- Sunrise Dam's Total Recorded Injury Frequency Rate more than halved year-on-year

Challenges

- Severe skills shortages and COVID-related employee absenteeism placed pressure on productivity and mining efficiency at both Australian sites
- Inflation impacted costs with significant increases in diesel costs, in particular
- Increased run-of-mine are fed from Sunrise Dam to displace plant feed from low-grade stockpiles

Performance summary 2022

- Production for the year was 538,000oz at a total cash cost of $1,157/oz, compared to 494,000oz at a total cash cost of $1,196/oz for the year ended 31 December 2021
- The all-in sustaining cost decreased to $1,345/oz (2021: $1,500/oz)
- Regional capital expenditure rose to $202m (2021: $184m) and was spent as follows: Sunrise Dam $50m (2021: $62m); Tropicana $152m (2021: $122m)
- Safety performance improved – there were no occupational fatalities at Company-operated mines and a TRIFR, of 3.82 per million hours worked was recorded (2021: 6.59)
- Regional community investment amounted to $0.98m (2021: $1.01m)
- Sunrise Dam and Tropicana are certified under the Cyanide Code, ISO 45000 (health and safety) and ISO 14001 (environmental management)


Sunrise Dam, Australia

Production from the Australia region increased by 9% in 2022 with production at Sunrise Dam up by 1% and at Tropicana by 15%.

The skills shortages and COVID-related absenteeism that were a feature of 2020 and 2021 persisted into 2022, placing ongoing pressure on productivity and mining efficiency.

At Sunrise Dam the labour issues that impacted the underground mine in the first half of the year, reducing tonnes mined, were offset by ore from the short-life Golden Delicious satellite pit, which decreased the need to supplement mill feed with low grade stockpiled ore.

Mine productivity improved in the second half with initiatives to drive development in priority headings and improve spatial compliance. This, along with the change to firing once every 24 hours and the conversion of the underground workshop to enable jumbo servicing, mitigated some of the production losses of the first half. The mine finished the year with production of 232,000 oz, up 1% on 2021.

The total cash cost of $1,402/oz for the year ended 31 December 2022 compared to $1,321/oz for the year ended 31 December 2021.

At Tropicana, labour shortages and equipment reliability impacted waste stripping in the Havana cutback, which has the potential to push peak ore production from the Havana open pit from 2025 into 2026. Operational measures are in place to pull back this deficit in waste stripping.

The Boston Shaker underground mine performed well, hitting targeted ore production of 1.4Mtpa. The Tropicana underground mine, which began production at year end, will lift underground ore production to approximately 2Mtpa.

A combination of higher ore volumes processed and higher recovered grades enabled Tropicana to lift gold production to 306,000 oz at a total cash cost of $881/oz for the year ended 31 December 2022, compared to 265,000oz at a total cash cost of $987/oz for the year ended 31 December 2021.

Outlook for 2023

- Sunrise Dam will continue to focus on lifting underground ore production from an annualised rate of 2.6Mtpa to 3.0Mtpa through productivity improvements identified in the FP Programme. These include an underground workshop to lift jumbo utilisation and improvements to planning and scheduling, which together will support an increase in underground volumes
- A potential cut back of the Cleo open pit was identified during 2022 and a pre-feasibility study initiated to study the complex interaction between the potential open pit cut-back and the underground mine. The cutback could yield up to 20Mt of ore at 1.7g/t. The PFS will continue during 2023
- At Tropicana, a PFS on mining the underground mineralisation at Havana was underway at year end. The PFS is assessing the most economical way to access the ore, either via a dedicated decline from the Havana pit, or via the "Havana Link Drive" from the current Tropicana decline. The Havana Link Drive has the potential to provide a drilling platform to access high grade mineralisation between Tropicana and Havana, and potentially early access to the Havana underground. The PFS will be completed in 2023

For performance data by operation, see <OP>

TRIFR
(per million hours worked)


10
8
6
4
2
0
9.14
7.33
3.74
6.59
3.82
2018
2019
2020
2021
2022

Attributable production
(000oz)


800
600
400
200
0
625
614
554
494
538
2018
2019
2020
2021
2022

Productivity
(oz/TEC)


50
40
30
20
10
0
49.55
44.85
37.50
30.93
29.27
2018
2019
2020
2021
2022

Total cash cost and all-in sustaining costs
($/oz)


1500
1200
900
600
300
0
762
1,038
730
990
968
1,225
1,196
1,500
1,157
1,345
2018
2019
2020
2021
2022
Total cash costs
All-in sustaining costs (1)

(1) World Gold Council Standard

Mineral Resource and Mineral Reserve – summary

AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Mineral Reserve. This drive is based on active, well-defined brownfields and advanced project development programmes, innovation in both geological modelling and mine planning, and continual optimisation of the asset portfolio. Ensuring a viable Mineral Resource and Mineral Reserve pipeline enables delivery of sustained value-adding growth in the long term.

Responsible management of our Mineral Resource and Mineral Reserve, our exploration programme and related planning, is vital in optimising the operating lives of our assets. In so doing, AngloGold Ashanti ensures that it is able to deliver on its strategy and related strategic objectives, in particular, maintaining long-term optionality and improving the quality of our portfolio. See also *Exploration and planning for the future* in this report.

Reporting compliance

AngloGold Ashanti reports its Mineral Resource and Mineral Reserve in accordance with the minimum standards prescribed by the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2016 edition (SAMREC Code) and Section 12.13 of the JSE Listings Requirements (as updated from time to time).

We achieve this by ensuring the principles of integrity, transparency and materiality are central to the compilation of this report and through using the reporting criteria and definitions as detailed in the SAMREC Code. The changes to AngloGold Ashanti's Mineral Resource and Mineral Reserve were reviewed in compliance with the SAMREC Code, and it was concluded that detailed reporting as defined in Table 1 of the SAMREC Code for significant operations or projects will be provided for Geita and for the first-time Mineral Resource declaration for North Bullfrog. For the remaining assets, the Company will continue to provide the high-level of detail it has in previous years to comply with the transparency requirements of the SAMREC Code.

Price assumptions

The Mineral Resource and Mineral Reserve are based on the use of economic assumptions which provide a basis for establishing the reasonable prospects of economic extraction for the Mineral Resource, and for establishing the expected price for the Mineral Reserve. These economic assumptions, which include long-range commodity price, exchange rate forecasts, and management estimates using a range of techniques including historic price averages, are prepared in-house and reviewed annually. AngloGold Ashanti selects a conservative Mineral Reserve price relative to its peers. This is done to fit into its strategy of including a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.

Gold price

The following gold prices were used as the basis for estimation, unless otherwise stated:

		Local prices of gold			
	Gold price $/oz	Australia AUD/oz	Brazil BRL/oz	Argentina ARS/oz	Colombia COP/oz
Mineral Reserve					
2022	**1,400**	**1,919**	**7,830**	**208,000**	**4,261,380**
2021	1,200	1,633	6,182	134,452	3,849,000
Mineral Resource					
2022	**1,750**	**2,416**	**9,401**	**253,500**	**6,076,725**
2021	1,500	2,072	7,940	173,065	5,336,250

Copper price

The following copper prices were used as the basis for estimation, unless otherwise stated:

		Local prices of copper
	Copper price $/lb	Colombia COP/lb
Mineral Reserve		
2022	**2.90**	**9,302**
2021	2.90	9,302
Mineral Resource		
2022	**3.50**	**12,451**
2021	3.50	12,451

Mineral Resource

Gold

The AngloGold Ashanti gold Mineral Resource increased from 123.2Moz as at 31 December 2021 to 131.4Moz as at 31 December 2022. This annual net increase of 8.2Moz includes 5.1Moz in relation to the first-time reporting of the Mineral Resource for North Bullfrog and Mother Lode (after the acquisition of Corvus Gold in January 2022) as well as Sterling including the Crown Block (after the acquisition of Coeur Sterling in November 2022). Increases due to changes in economic assumptions of 2.7Moz and exploration and modelling changes of 7.1Moz, were partially offset by depletion of 3.2Moz and other factors of 3.5Moz. The Mineral Resource was estimated using a gold price of $1,750/oz, unless otherwise stated (2021: $1,500/oz).

Gold Mineral Resource — year-on-year changes

		Moz
Mineral Resource as at 31 December 2021		**123.2**
Acquisitions	North Bullfrog	2.5
	Sterling	0.9
	Mother Lode	1.7
	Sub-total	**128.3**
Depletions		(3.2)
	Sub-total	**125.1**
Additions	**Due to:**	
Siguiri	Exploration success, minor model changes and the increase in the Mineral Resource price	3.2
Geita	Exploration success and changes in methodology due to revised estimation parameters, and refined ore wireframes as well as an increase in the Mineral Resource price and decrease in costs	2.3
Sunrise Dam	An increase in Mineral Resource price resulting in the newly optimised Cleo cutback, exploration drilling activities and model methodology changes	1.1
Silicon	Exploration success and a change in the Mineral Resource price	0.8
AGA Mineração	Exploration at Córrego do Sítio (CdS), Cuiabá and Lamego together with an increase in the Mineral Resource price	0.8
Iduapriem	Exploration from Blocks 7 and 8, and Block 3W and an increase in the Mineral Resource price	0.7
Other	Additions less than 0.5Moz	0.9
	Sub-total	**134.9**
Reductions	**Due to:**	
Obuasi	An increase in cost which resulted in higher cut-off grades as well as the sterilisation of stopes in the depletion process	(2.1)
North Bullfrog (excluding Acquisition)	Updating methodology changes after the acquisition including prices, costs and updating modifying factors such as process recoveries	(1.0)
Other	Reductions less than 0.5Moz	(0.4)
Mineral Resource as at 31 December 2022		**131.4**

Copper

The AngloGold Ashanti copper Mineral Resource remained unchanged at 4.26Mt (9,384Mlb) as at 31 December 2022. The Mineral Resource was estimated using a copper price of $3.50/lb, unless otherwise stated (2021: $3.50/lb).

Copper Mineral Resource — year-on-year changes

		Mt	Mlb
Mineral Resource as at 31 December 2021		**4.26**	**9,384**
No changes	**Due to:**		
Quebradona	Optimisation of the Feasibility Study (FS) is still ongoing and no additional exploration has been completed	—	—
Mineral Resource as at 31 December 2022		**4.26**	**9,384**

Mineral Resource and Mineral Reserve – summary continued

Mineral Reserve

Gold

The AngloGold Ashanti gold Mineral Reserve increased from 29.8Moz as at 31 December 2021 to 30.4Moz as at 31 December 2022. This annual net increase of 0.6Moz includes additions due to exploration and modelling changes of 2.8Moz, and changes in economic assumptions of 1.0Moz. This increase was partially offset by depletion of 2.9Moz and reductions due to other factors of 0.3Moz. The Mineral Reserve was estimated using a gold price of $1,400/oz, unless otherwise stated (2021: $1,200/oz).

Gold Mineral Reserve — year-on-year changes

		Moz
Mineral Reserve as at 31 December 2021		**29.8**
Depletions		(2.9)
	Sub-total	**26.9**
Additions	**Due to:**	
Geita	Ongoing exploration drilling success resulting in larger pit designs at Nyamulilima and the first-time reporting of the Geita Hill underground Mineral Reserve, as well as an increase in the Mineral Reserve price and reduced cost	1.5
Siguiri	The first-time reporting of Sorofe, Sanutinti, Kalamagna Mineral Reserve, exploration infill drilling updates and the increase in the Mineral Reserve price combined with the selection of a higher revenue factor shell at Kami and Foulata	1.0
Kibali	The conversion of the 11000 lode in the Karagba, Chauffeur and Durba (KCD) underground and growth in the Ikamva and Oere pits due to exploration successes together with an increase in the Mineral Reserve price	0.6
AGA Mineração	Exploration and methodology changes together with an increase in the Mineral Reserve price	0.3
Other	Additions less than 0.3Moz	0.6
	Sub-total	**30.9**
Reductions	**Due to:**	
Obuasi	Exploration as a result of infill drilling and an increase in mining cost and sustaining capital	(0.3)
Other	Reductions less than 0.3Moz	(0.2)
Mineral Reserve as at 31 December 2022		**30.4**

Copper

The AngloGold Ashanti copper Mineral Reserve remained unchanged at 1.47Mt (3,250Mlb) as at 31 December 2022. The Mineral Reserve was estimated using a copper price of $2.90/lb, unless otherwise stated (2021: $2.90/lb).

Copper Mineral Reserve — year-on-year changes

		Mt	Mlb
Mineral Reserve as at 31 December 2021		**1.47**	**3,250**
No changes	**Due to:**		
Quebradona	Optimisation of the FS is still ongoing and no additional exploration has been completed	–	–
Mineral Reserve as at 31 December 2022		**1.47**	**3,250**

Note:

The Mineral Resource, as reported, is inclusive of the Mineral Reserve component, unless otherwise stated. Mineral Resource and Mineral Reserve estimates are reported as at 31 December 2022 and are net of 2022 production depletion. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals and content for copper with no decimals. Previously AngloGold Ashanti elected to use the term "Ore Reserve" in its reporting. While the term "Mineral Reserve" is used throughout the SAMREC Code, the SAMREC Code recognises that the term "Ore Reserve" is synonymous with the term "Mineral Reserve". The U.S. Securities and Exchange Commission (SEC) also uses the term "Mineral Reserve" in Subpart 1300 of Regulation S-K (Regulation S-K 1300). AngloGold Ashanti has therefore elected to use the term "Mineral Reserve" going forward to align itself with the terminology used in both the SAMREC Code and Regulation S-K 1300.

By-products

Several by-products are expected to be recovered as a result of processing of the gold Mineral Reserve and copper Mineral Reserve. These include 0.29Mt of sulphur from Brazil, 21.9Moz of silver from Argentina and 28.1Moz of silver from Colombia. Molybdenum, at present, is not planned for recovery at Quebradona. The Quebradona process plant has been designed to treat underground ore and to produce copper concentrate with provision of space in the plant site for a molybdenum plant in the future.

Corporate governance

AngloGold Ashanti has an established Mineral Resource and Mineral Reserve Leadership Team (RRLT) that is responsible for setting and overseeing its Mineral Resource and Mineral Reserve governance framework, and for ensuring that the Company's goals and objectives are met while complying with all relevant regulatory codes.

The Audit and Risk Committee as well as the Investment Committee of the Company's Board of Directors (Board), review the Mineral Resource and Mineral Reserve and make a recommendation to the Board, which provides the final approval for the publication of the Mineral Resource and Mineral Reserve estimates.

AngloGold Ashanti has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Mineral Resource and Mineral Reserve estimates. In 2022, the following operations and projects were subject to an external review on the basis that each operation or project will be reviewed by an independent third-party on average once every three years:

- Mineral Resource and Mineral Reserve at Geita
- Mineral Resource and Mineral Reserve at Cerro Vanguardia
- Mineral Resource at North Bullfrog Project

External reviews of the Mineral Resource and Mineral Reserve were conducted by SRK Consulting for Geita, by WSP Golder for Cerro Vanguardia and by SLR International Corporation for North Bullfrog. Certificates of sign-off were received for all operations and projects audited to state that the applicable Mineral Resource and Mineral Reserve estimates are reported in accordance with the SAMREC Code.

In addition, numerous internal Mineral Resource and Mineral Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti and no significant deficiencies were identified. The Mineral Resource and Mineral Reserve governance framework is underpinned by appropriate Mineral Resource management processes and protocols that ensure adequate corporate governance. These procedures have been developed to be compliant with the guiding principles of the U.S. Sarbanes-Oxley Act of 2002 (SOX).

AngloGold Ashanti makes use of a web-based Group reporting database called the Resource and Reserve Reporting System (RCubed) for the compilation and authorisation of Mineral Resource and Mineral Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Mineral Reserve that supports various regulatory reporting requirements, including the SEC reporting requirements under Regulation S-K 1300, and the JSE reporting requirements under the SAMREC Code. AngloGold Ashanti uses RCubed to ensure a documented chain of responsibility exists from the Competent Persons at the operations to the Company's RRLT.

AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the Group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Mineral Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.

If technical experts involved in the estimation of Mineral Resource or Mineral Reserve feel that their technical advice has been ignored and may represent a risk to the Mineral Resource or Mineral Reserve to be published, they are obliged to inform the RRLT in writing. In addition, AngloGold Ashanti's "Speak-up" programme can also be used if the technical experts deem they may be compromised in the process.

Competent Persons

The information in this report relating to Exploration Results, Mineral Resource and Mineral Reserve is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC Code. All Competent Persons are employed by AngloGold Ashanti, except for Kibali (the Competent Person is employed by Barrick) and Gramalote (the Mineral Resource Competent Person is employed by B2Gold). The Competent Persons have sufficient experience relevant to the style of mineralisation and type of deposit under consideration, and relevant to the activity which they are undertaking. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person. All the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. The Competent Persons' consent to the inclusion of Exploration Results, Mineral Resource and Mineral Reserve information in this report, in the form and context in which it appears.

Accordingly, the Chairperson of the RRLT, Mrs TM Flitton, Master of Engineering (Mining), Bachelor of Science (Honours, Geology), RM SME, Pr.Sci.Nat (SACNASP), FGSSA, assumes responsibility for the Mineral Resource and Mineral Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. Mrs TM Flitton has 21 years' experience in mining with 10 years directly leading and managing Mineral Resource and Mineral Reserve reporting. She is employed full-time by AngloGold Ashanti and can be contacted at the following address: 112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa.

A detailed breakdown of our Mineral Resource and Mineral Reserve and backup detail is available on the AngloGold Ashanti website .

The full comprehensive *<R&R>* may be accessed at: ***reports.anglogoldashanti.com***.

Mineral Resource and Mineral Reserve – summary continued

Mineral Resource by region, inclusive of Mineral Reserve (attributable)

Gold

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Contained gold Moz
Africa	Measured	56.67	3.14	177.73	5.71
	Indicated	470.16	2.18	1,024.96	32.95
	Inferred	201.72	3.01	607.95	19.55
	Total	**728.56**	**2.49**	**1,810.64**	**58.21**
Americas	Measured	24.08	4.28	103.10	3.31
	Indicated	63.74	3.08	196.26	6.31
	Inferred	62.07	3.58	222.03	7.14
	Total	**149.90**	**3.48**	**521.39**	**16.76**
Australia	Measured	60.86	1.47	89.73	2.88
	Indicated	52.72	1.85	97.47	3.13
	Inferred	55.43	2.25	124.88	4.01
	Total	**169.02**	**1.85**	**312.08**	**10.03**
Projects	Measured	139.78	0.47	65.82	2.12
	Indicated	1,390.19	0.76	1,061.64	34.13
	Inferred	682.59	0.46	314.29	10.10
	Total	**2,212.56**	**0.65**	**1,441.76**	**46.35**
AngloGold Ashanti	Measured	281.39	1.55	436.37	14.03
	Indicated	1,976.82	1.20	2,380.35	76.53
	Inferred	1,001.82	1.27	1,269.15	40.80
	Total	**3,260.03**	**1.25**	**4,085.87**	**131.36**

Copper

as at 31 December 2022	Category	Tonnes million	Grade %Cu	Contained copper Tonnes million	Contained copper Pounds million
Projects	Measured	86.74	0.95	0.82	1,814
	Indicated	227.33	0.87	1.97	4,338
	Inferred	305.94	0.48	1.47	3,231
	Total	**620.02**	**0.69**	**4.26**	**9,384**
AngloGold Ashanti	Measured	86.74	0.95	0.82	1,814
	Indicated	227.33	0.87	1.97	4,338
	Inferred	305.94	0.48	1.47	3,231
	Total	**620.02**	**0.69**	**4.26**	**9,384**

Mineral Resource by region, exclusive of Mineral Reserve (attributable)

Gold

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Contained gold Moz
Africa	Measured	11.14	4.23	47.19	1.52
	Indicated	259.42	1.93	499.44	16.06
	Inferred	201.72	3.01	607.95	19.55
	Total	**472.29**	**2.44**	**1,154.58**	**37.12**
Americas	Measured	16.88	4.20	70.94	2.28
	Indicated	41.41	2.77	114.85	3.69
	Inferred	61.85	3.57	220.98	7.10
	Total	**120.13**	**3.39**	**406.76**	**13.08**
Australia	Measured	38.85	1.44	55.96	1.80
	Indicated	30.58	1.58	48.40	1.56
	Inferred	55.36	2.25	124.79	4.01
	Total	**124.79**	**1.84**	**229.15**	**7.37**
Projects	Measured	98.19	0.40	38.96	1.25
	Indicated	1,249.97	0.77	958.52	30.82
	Inferred	682.59	0.46	314.29	10.10
	Total	**2,030.75**	**0.65**	**1,311.78**	**42.17**
AngloGold Ashanti	Measured	165.06	1.29	213.05	6.85
	Indicated	1,581.38	1.03	1,621.21	52.12
	Inferred	1,001.52	1.27	1,268.02	40.77
	Total	**2,747.97**	**1.13**	**3,102.27**	**99.74**

Copper

as at 31 December 2022	Category	Tonnes million	Grade %Cu	Contained copper Tonnes million	Contained copper Pounds million
Projects	Measured	45.15	0.69	0.31	684
	Indicated	148.91	0.68	1.01	2,218
	Inferred	305.94	0.48	1.47	3,231
	Total	**500.01**	**0.56**	**2.78**	**6,134**
AngloGold Ashanti	Measured	45.15	0.69	0.31	684
	Indicated	148.91	0.68	1.01	2,218
	Inferred	305.94	0.48	1.47	3,231
	Total	**500.01**	**0.56**	**2.78**	**6,134**

Mineral Resource and Mineral Reserve – summary continued

Mineral Reserve by region (attributable)

Gold

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Contained gold Moz
Africa	Proved	50.54	2.37	120.00	3.86
	Probable	213.89	2.43	520.44	16.73
	Total	**264.43**	**2.42**	**640.45**	**20.59**
Americas	Proved	8.16	3.39	27.64	0.89
	Probable	23.64	2.79	65.88	2.12
	Total	**31.80**	**2.94**	**93.53**	**3.01**
Australia	Proved	21.96	1.54	33.88	1.09
	Probable	22.30	2.15	47.88	1.54
	Total	**44.26**	**1.85**	**81.76**	**2.63**
Projects	Proved	–	–	–	–
	Probable	181.81	0.71	129.98	4.18
	Total	**181.81**	**0.71**	**129.98**	**4.18**
AngloGold Ashanti	Proved	80.66	2.25	181.53	5.84
	Probable	441.64	1.73	764.18	24.57
	Total	**522.29**	**1.81**	**945.71**	**30.41**

Copper

as at 31 December 2022	Category	Tonnes million	Grade %Cu	Contained copper Tonnes million	Contained copper Pounds million
Projects	Proved	–	–	–	–
	Probable	120.01	1.23	1.47	3,250
	Total	**120.01**	**1.23**	**1.47**	**3,250**
AngloGold Ashanti	Proved	–	–	–	–
	Probable	120.01	1.23	1.47	3,250
	Total	**120.01**	**1.23**	**1.47**	**3,250**



Serra Grande, Brazil

Exploration and planning for the future

Our greenfields exploration programmes are designed to discover new Mineral Resource that will ultimately lead to the development of new, stand-alone gold mines and support the sustainability of our business.

Greenfields exploration

In 2022, $29m was spent on greenfields exploration. Our greenfields exploration tenements cover over 9,500km^2 of highly prospective ground in six countries – Australia, Argentina, Brazil, Guinea, Tanzania, and the United States.

The Silicon and Merlin prospects in Nevada were handed over to our Beatty project team, following which the greenfields exploration team refocused its efforts on the discovery of the next significant project to add to the AngloGold Ashanti portfolio.

Americas

In the United States, following the handover of the Silicon discovery to the Beatty Project team in the first quarter of 2022, the greenfields exploration function shifted its focus to seven, 100%-owned, earlier-stage greenfields projects located elsewhere in the Great Basin of Nevada. Work completed at these various projects included prospect mapping, surface sampling and geophysical surveys. Diamond drilling is planned for the Midnight Star and CR projects during 2023.

In Brazil, 1,330 stream sediments, 1,200 soil samples and 1,060 rock chip samples were collected. From the SBB terrane in the state of Minas Gerais, four districts have been identified by stream sediment sampling. Infill sampling is in progress to define projects in these districts. At the WBC terrane, which is located in the state of Matto Grosso do Sul to the south-west of Minas Gerais, one project has been advanced and will be considered for drilling in 2023.

In Argentina, an option agreement was signed with Latin Metals for the Organullo project in Salta Province. Work completed since June 2022 included soil sampling, mapping, acquisition of various spectral data sets and community engagement. At the 100%-held El Cori project, four drilling targets were identified from surface exploration.

Africa

In Guinea, we received six reconnaissance permits for the Shira district in the Siguiri Basin of Guinea. Community engagement work has started and field exploration is scheduled for the first quarter of 2023.

In Tanzania, target generation activities continued.

Australia

In Australia, we carried out exploration work in the Laverton District and, in Queensland, greenfields exploration took place at the Chillagoe and Georgetown projects.

Brownfields exploration

In the Beatty District, brownfields exploration continued at North Bullfrog and successfully defined and expanded the Silicon and Merlin targets. Elsewhere across our operations, exploration continued to add confidence to the mine plans by upgrading the Mineral Resource and to the search for new Mineral Resource with a high likelihood for conversion to Mineral Reserve.

In 2022, our brownfields exploration teams across the globe completed 799km of capital and 358km of expensed drilling at a cost of $79m and $67m respectively. Drilling started slowly at a few operations but improved as the year progressed to almost reach internal targets.



Silicon, USA

Exploration and planning for the future continued

Brownfields exploration activities resulting in the most notable economic intercepts, by operation, for 2022 are listed below by region.

Africa

- **Geita:** The key area drilled was Geita Hill which is split into six blocks. The drilling was conducted from both surface and underground and was designed to upgrade the underground project and to prepare for mining. Other significant intercepts were drilled at Star and Comet underground at Cut 3 and Ridge 8 extending the potential of the underground complex at Star and Comet. While drilling at the Nyamulilima open pit expanded and further defined the mineralisation
- **Obuasi:** Drilling at Block 8, Block 10 and Sansu continued to define the limits of mineralisation and prepare these areas for mining. Late in the year, drilling started at Cote D-Or examining the potential to open a second mining area
- **Siguiri:** The key exploration activities were at Kounkoun (Block 3) where infill and definition drilling continue as part of the overall assessment of Block 3 as a future mining area. Drilling to extend and define the known mineralisation in Block 1 and 2 was conducted
- **Kibali:** Two notable drilling intercepts, at Mengu Hill and Oere, were recorded during the year

Americas

- **Cerro Vanguardia:** Numerous veins were drilled and later in the year emphasis moved to the northwest of the property and onto the Condor ground
- **AGA Mineração, CdS:** Drilling of underground opportunities at both CdS I and II delivered significant intercepts at Sangue De Boi, Mutuca, Rosalino, Pinta Bem and Pneu
- **AGA Mineração, Cuiabá:** Drilling to extend the depth extents of Fonte Grande Sul below 21 level continued while at a shallower depth drilling to define the satellite ore bodies continued to deliver
- **Serra Grande:** One significant intercept, at Angicão, was drilled during the year
- **Beatty:** Definition and infill drilling continued at Silicon and Merlin in Nevada. Drilling at North Bull Frog started to deliver later in the year

Australia

- **Sunrise Dam:** The key areas delivering significant intercepts were Frankie and Vogue as part of programmes designed to define and extend mineralisation in these areas. As is typical of the Sunrise Dam mineralisation, most drilling programmes drilled significant intercepts which reflect the nuggety nature of the mineralisation
- **Tropicana:** Successful drilling was aimed at the three underground projects, namely, Boston Shaker, Havana and Tropicana

While many of the significant economic intersections are for unmined underground opportunities, Nevada is delivering significant intersections that will most likely be excavated through open pit mining.

OUTLOOK

In 2023:

- Greenfields exploration will continue to concentrate on discovering the next standalone mine in one of the jurisdictions in which we operate
- Brownfields exploration will work to further the definition of the new greenfields project's Mineral Resource. At business unit level, exploration will continue to focus on the upgrading of those high-value targets which have the greatest probability of being added to the portfolio. To aid this objective, work will also continue on the enhancement of the brownfields portfolio management system developed in 2022



Silicon, USA

Value created, preserved, eroded

In this segment:

Value created, preserved, eroded



CFO's report and outlook



"2022 can be characterised by significant macro-economic volatility and inflationary pressure, stability in operational performance and a focus on aspects that we control".

Gillian Doran
Chief Financial Officer

The Group's performance reflected an underlying cash cost improvement relative to its peer group despite significant inflationary pressure - a clear demonstration of its continued progress to recover cost competitiveness.

Following a challenging 2021, AngloGold Ashanti saw an improved operational and financial performance in 2022 against the backdrop of significant inflationary pressure, which impacted the full cost base including contractor labour and services. Inflation increased significantly in 2022, the highest that many countries experienced in decades.

Supply chains also experienced disruptions related to factors mainly impacted by the war in Ukraine and the lingering effects of the COVID-19 pandemic. The business worked proactively to mitigate the impact of inflation on its cost structure through the continued integration of its new Operating Model, the existing Operational Excellence programme and the Full Potential (FP) Programme launched during 2022.

Overall, the Company achieved its production, all-in sustaining costs (AISC) and total capital guidance. Total cash costs were less than 1% or $9/oz above the top end of guidance given the high global inflation rates throughout the year.

A final dividend of ~18 US cents per share ($75m) was declared, taking the gross dividend for the year to ~47 US cents per share ($194m). The balance sheet remains in a solid position, with approximately $2.5bn in liquidity, including cash and cash equivalents of approximately $1.1bn, at the end of 2022.

Financial results for the year included:

- Profit attributable to equity shareholders decreased to $297m from $622m in 2021, after impairments of $246m (net of tax)
- Total cash costs of $1,024/oz for 2022, an increase of 6% from $963/oz in 2021
- All-in sustaining costs (AISC) of $1,383/oz compared to $1,355/oz in 2021, an increase of 2%, reflects the increase in total cash costs impacted by inflationary pressures
- Net cash inflow from operating activities increased by 42% to $1,804m in 2022, from $1,268m in 2021 despite a marginally lower gold price
- Free cash flow of $657m in 2022, compared to the $104m in 2021, includes a significant cash lock up release at the Kibali joint venture in the DRC
- Adjusted net debt of $878m at the end of 2022; adjusted net debt to adjusted EBITDA ratio of 0.49 times

Strategic priorities

The key financial indicators by which the Company measures shareholder value creation remains production, AISC, normalised cash return on equity (nCROE), and absolute and relative total shareholder return (TSR) (see Rewarding delivery). Production and AISC targets are measured on an annual basis, while the nCROE and TSR targets are measured on a three-year trailing average basis. In meeting these targets, the Company focuses on three strategic priorities: production and cost performance to optimise margins; improve balance sheet strength and preserve liquidity; and free cash flow generation – while applying a disciplined capital allocation framework.

Production and cost performance to optimise margins

Production and cost metrics		2022 Guidance	2022	2021
Production (000oz)		2,550 - 2,800	2,742	2,472
Costs	All-in sustaining costs ($/oz)	1,295 - 1,425	1,383	1,355
	Total cash costs ($/oz)	925 - 1,015	1,024	963

The Group's cost performance in 2022 reflects the impact of increases in oil and commodity prices, labour and contractor costs, and higher royalty costs due to higher ounces sold. These increases were partly offset by improved grades and favourable inventory and exchange rate impacts.

Margins slightly narrowed in 2022, resultant of inflationary pressures experienced and a slightly lower gold price received ($1,793/oz vs. $1,796/oz in 2021).

Our overall focus remains on improving our operational performance, underpinned by the introduction of the new Operating Model, continued cost discipline and the Full Potential Programme launched in 2022.

Despite inflationary headwinds, margins remain healthy and reflect the Company's ability to generate sustainable cash flow.

	Year ended	Year ended
Margins	**2022**	**2021**
Total cash costs	**43%**	46%
All-in sustaining costs	**23%**	25%

Cost performance reflecting inflationary impacts



Total cash costs 2022 vs 2021
($/oz)
1,300
1,200
1,100
1,000
900
800
700
600
500
Non-controllable factors
-4%
Controllable factors
963
(21)
120
5
1,067
(60)
(41)
(18)
9
6
13
43
5
1,024
Dec 21
Exchange
Inflation
Royalty costs
Total
Grade
Stockpile and gip
Acquired
By-products
Extreme weather
Volume
Activity change
Other
Dec 22



All-in sustaining costs* 2022 vs 2021
($/oz)
1,600
1,500
1,400
1,300
1,200
1,100
1,000
1,355
(16)
(27)
61
3
4
3
1,383
Dec 21
Rehabilitation
Total sustaining capex
Total cash cost
Sustaining exploration
Finance lease payment sustaining
Other
Dec 22

** World Gold Council Standard*

Total cash costs per ounce were $1,024/oz for the year ended 31 December 2022 compared with $963/oz for the year ended 31 December 2021. Total cash costs per ounce were higher year-on-year mainly due to increases in oil and commodity prices, and labour and contractor costs. Total cash costs per ounce were also impacted by activity changes and higher royalty costs due to higher ounces sold. This increase in total cash costs per ounce was partly offset by improved grades and favourable inventory and exchange rate impacts.

AISC was $1,383/oz for the year ended 31 December 2022 compared with $1,355/oz for the year ended 31 December 2021. AISC was marginally higher mainly due to higher cash costs, partly offset by higher gold sold. AISC in 2022 includes a $31/oz impact relating to the Brazilian TSF compliance programme, compared to an estimated impact of $55/oz in 2021.

Basic earnings (profit attributable to equity shareholders) for the year ended 31 December 2022 were $297m, or 71 US cents per share, compared with $622m, or 148 US cents per share, for the year ended 31 December 2021. Basic earnings were lower year-on-year mainly due to the impact of the impairments recognised at the Córrego do Sítio (CdS) mining complex ($151m, net of taxation), the Cuiabá mining complex ($57m, net of taxation) and the Serra Grande mine ($38m, net of taxation) in Brazil, as well as higher operating and exploration costs, higher finance

CFO's report and outlook continued

costs and foreign exchange losses, lower by-product revenue, and lower equity-accounted joint venture income. These effects were partially offset by higher gold sold, lower tax expenses and a reduction in the care and maintenance expenditure at Obuasi as compared to 2021, as well as a premium on settlement of bonds and once-off retrenchment costs with the implementation of the new Operating Model, which did not recur in 2022.

Headline earnings for the year ended 31 December 2022 were $544m, or 129 US cents per share, compared with $612m, or 146 US cents per share, for the year ended 31 December 2021 and reflects the same impacts as noted for basic earnings, except for the impairments recognised in Brazil.

Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA) for the year ended 31 December 2022 was $1.797bn compared with $1.801bn for the year ended 31 December 2021. Adjusted EBITDA was marginally lower year-on-year mainly due to higher operating and exploration costs, lower by-product revenue, and lower equity-accounted joint venture income, partially offset by higher gold sold.

Adjusted net debt increased by 19% from $740m at 30 June 2022 to $878m at 31 December 2022, and on a year-on-year basis increased 15% from $765m at 31 December 2021. The ratio of adjusted net debt to adjusted EBITDA was 0.49 times at 31 December 2022 from 0.42 times at 31 December 2021. The Company remains committed to maintaining a strong balance sheet with an Adjusted net debt to Adjusted EBITDA target ratio not exceeding 1.0 times through the cycle.

At 31 December 2022, the balance sheet remained robust, with strong liquidity comprising the US$1.4bn multi-currency RCF of which $1.36bn was undrawn, and the South African R150m ($9m) RMB corporate overnight facility which was undrawn, while the $150m Geita RCF and the new $65m Siguiri RCF (put in place during October 2022 following the cancellation of the $65m Siguiri RCF in August 2022 after full repayment ($35m)) were fully drawn. At 31 December 2022, the Company had a cash and cash equivalent balance of approximately $1.1bn, taking overall Group liquidity to approximately $2.5bn.

Credit ratings remained unchanged at investment grade from Moody's (Baa3, stable outlook) and Fitch (BBB-, stable outlook changing to negative outlook). The Standard & Poor's rating remained one notch below investment grade (BB+, stable outlook).

Free cash flow generation

Net cash inflow from operating activities increased by 42% year-on-year to $1,804m for the year ended 31 December 2022, compared to $1,268m for the year ended 31 December 2021. This increase was mainly due to higher gold sold, lower cash taxes and higher dividends received from joint ventures, partly offset by higher cash costs, working capital outflows, and the marginal lower gold price received.

The Company recorded free cash flow of $657m for the year ended 31 December 2022, compared to free cash flow of $104m for the year ended 31 December 2021. Free cash flow was mainly impacted by higher net cash inflow from operating activities.

AngloGold Ashanti received cash distributions of $74m from the Kibali joint venture in the fourth quarter of 2022. Cumulative cash distributions received from Kibali for the year ended 31 December 2022 were $694m. At 31 December 2022, the Company's attributable share of the outstanding cash balances from the DRC was $40m, which was down from $499m at 31 December 2021.

Significant progress was made in 2022 to release cash of $468m from a balance of $872m at the end of 2021 to give a balance of $404m at the end of 2022. Free cash flow in 2022 continued to be impacted by lock-ups of value added tax (VAT) at Geita and Kibali, and foreign exchange restrictions and export duties at Cerro Vanguardia:

- In Tanzania, at Geita, net overdue recoverable VAT input credit refunds (after discounting provisions) increased by $11m during 2022 to $153m from $142m at 31 December 2021, as a result of new claims submitted and foreign exchange adjustments, partly reduced by offsetting verified VAT claims against corporate tax payments and additional discounting. The Company plans to continue offsetting verified VAT claims against corporate taxes
- In the DRC, at Kibali, the Company's attributable share of the net recoverable VAT balance (including recoverable VAT on fuel duties and after discounting provisions) increased by $13m during 2022 to $86m from $73m at 31 December 2021
- In Argentina, at Cerro Vanguardia, the Company recorded a $10m decrease in the net export duty receivables (after discounting provisions) during 2022 to $9m from $19m at 31 December 2021
- Cerro Vanguardia's cash balance decreased by $23m (equivalent) during 2022 to $116m (equivalent) from $139m

Cash lock-ups continue to improve - down 56% since peak:


Cash lock-ups
1,000
900
800
700
600
500
400
300
200
100
0
$790m
25
137
139
65
424
$831m
23
125
150
72
461
$878m
23
151
144
75
485
$908m
23
147
152
74
512
$872m
19
139
142
73
499
$637m
20
151
155
79
232
$431m
16
149
148
77
41
$435m
14
146
144
81
50
$404m
9
116
153
86
40
-56%
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
DRC – cash
DRC – VAT
Tanzania – VAT
Argentina – cash
Argentina – export duties

(equivalent) at 31 December 2021. The cash balance is available for operational requirements and to be paid to AngloGold Ashanti's offshore ($105m (equivalent)) and onshore ($15m (equivalent)) investment holding companies in the form of declared dividends.

An application to release $54m (equivalent), under a special regime established for dividend payments in 2022, was submitted to the Argentinian Central Bank during the third quarter of 2022. In December 2022, the Argentinian Central Bank approved, based on the applications submitted under this special regime, the payment of $18m (equivalent) to AngloGold Ashanti

Free cash flow results are used in the determination of the Company's achievement of nCROE, a measure of how much cash is generated by the Company for each US dollar of equity in issue. Cash generated is adjusted for once-off, abnormal items to achieve a normalised cash flow. This is then compared against a US dollar cost of equity (USD COE), which is calculated using an external financial model and is not Company specific.

Capital allocation framework

Our capital allocation approach continues to be robust and focused on delivering optimal financial performance, maintaining asset health for the long term, returning cash to shareholders and investing in the most value accretive growth options.

Free cash flow generated by the business is applied in a balanced manner to the four pillars of our capital allocation strategy, in order of allocation:

- Sustaining capital expenditure to prioritise Mineral Reserve growth
- Maintaining a strong and solid balance sheet to provide optionality and flexibility through the cycle
- Return of value to shareholders through the dividend policy
- Self-funding any major growth capital projects

In 2022, we generated $1.2bn of cash from operations and received $694m of dividends from Kibali, our joint venture. After tax payments and financing costs, we invested $708m * (57% of our cash from operations) in sustaining capital, to fund Ore Reserve Development (ORD), waste stripping and tailings compliance.

We self-funded our growth capital incurred in 2022 of $320m *. The strategy of improving operating flexibility through investment in ORD and Mineral Reserve expansion at sites with high geological potential is expected to continue in 2023.

** Excluding equity-accounted joint ventures*


Capital distribution in 2022
INFLOWS
OUTFLOWS
Net taxes paid
$134m
Cash from operations
$1,244m
Finance costs and other borrowings
• Finance costs $132m
• Lease liabilities $82m
Total: $214m
Other income
• Dividends from joint ventures $694m
• Interest received $81m
• Other dividends $18m
• Other movements $15m
Total: $808m
Sustaining capex
Including Ore Reserve development and stripping capex: $708m (1)
TOTAL INFLOWS
$2,052m
TOTAL OUTFLOWS
$1,056m
Free cash flow before growth capital: $996m
Balance sheet strength
• Adjusted net debt to adjusted EBITDA
0.49x
Returns to shareholders
• Dividends
$194m
Growth and investment
• Key project investments including;
• Corvus – $365m
• Coeur – $152m
• Other growth capital $339m
$856m
(1) Excludes joint ventures
Our capital allocation framework enforces a disciplined and focused approach to value creation through effective management and without placing undue financial or operating risk on the business

CFO's report and outlook continued

Capital expenditure (including equity-accounted joint ventures)

	2022	2021	Revised guidance
Total ($m)	**1,118**	1,100	1,050 – 1,150
Sustaining capex ($m)	**779**	778	770 – 810
Non-sustaining capex ($m)	**339**	322	280 –340

Capital expenditure on waste stripping at Tropicana (Havana) and Iduapriem (Cut 2) continued to progress through 2022. At Geita, the underground portal development at Geita Hill East progressed according to plan and mining operations continued to ramp up at the Nyamulilima open pit. In Brazil, the Company continued its investment to convert existing TSFs to dry-stack facilities at all mine sites, in a market characterised by increased competition for skills and engineering resources due to the COVID-19 pandemic and the industry-wide requirements to meet regulatory deadlines relating to TSFs.

Total capital expenditure (including equity-accounted joint ventures) increased by 2% year-on-year to $1.12bn in 2022, compared to $1.10bn in 2021. Total sustaining capital expenditure increased to $779m in 2022, from $778m in 2021, which includes $83m for the Brazilian TSF compliance programme. Total non-sustaining (growth) capital expenditure increased to $339m in 2022 from $322m in 2021. The strategy of improving operating flexibility through investment in Ore Reserve development and Mineral Reserve expansion at sites with high geological potential is expected to continue.

As we continue to allocate capital to this important exploration and development programme, in addition to increased capital expenditure on tailings storage facilities (TSF) (mainly in Brazil to comply with new legal requirements), sustaining capital expenditure is expected to remain at current levels between 2023 and 2024.

(Refer to *Maintain long-term optionality* for an update on capital projects.)

Shareholder returns

Free cash flow before growth capital, our dividend metric, was $996m (2021: $426m). Our dividend policy remains 20% of free cash flow, before growth capital, paid bi-annually. In line with this policy, our Board approved a final dividend of 18 US cents a share ($75m), based on free cash flow generated in the second half of 2022, payable in March 2023. The declaration and payment of the final dividend resulted in a total dividend, based on the financial performance in 2022, of 47 US cents per share ($194m), following an interim dividend of 29 US cents per share ($119m) declared and paid in August 2022.

Despite the challenging year, the Company has demonstrated its ability to balance the competing capital needs of the business with delivery on key objectives against the backdrop of leadership change, and amidst the inflationary environment in which it operated.

Capital expenditure to sustain and develop our business

Capital expenditure ($/oz) from continuing operations


2020 (1)
174
104
2021
310
128
2022
283
125
0
100
200
300
400
500
Sustaining
Non-sustaining

(1) Restated for IAS 16 "Property, Plant and Equipment – Proceeds before Intended Use", effective 1 January 2022

Delivery against 2022 financial objectives

1. Achieve guidance in all metrics √

- Production, AISC and Total Capital expenditure guidance met
- Total cash costs ended 1% or $9/oz above the top end of guidance against a backdrop of heightened levels of inflationary pressure

2. Achieve Obuasi ramp-up target - move to steady state operations - progress Phase 3 √

- Phase 2 of Obuasi Project was completed and went into commercial production on 1 October 2022
- Phase 3 of the Obuasi redevelopment project, which relates principally to extended capital expenditure to refurbish existing infrastructure around the KMS Shaft, as well as to service the mine in deeper production areas, continues to progress and is expected to continue as planned through to the end of 2023

3. Continue reinvestments across the portfolio - continue to grow Mineral Reserve, net of depletion √

- Capital expenditure on waste stripping at Tropicana (Havana) and Iduapriem (Cut 2) continued to progress through 2022
- At Geita, the underground portal development at Geita Hill East progressed according to plan and mining operations continued to ramp up at the Nyamulilima open pit
- In Brazil, the Company continued its investment to convert existing TSFs to dry-stack facilities at all mine sites, in a market characterised by increased competition for skills and engineering resources due to the COVID-19 pandemic and the industry-wide requirements to meet regulatory deadlines relating to TSFs
- The strategy of improving operating flexibility through investment in Ore Reserve development and Mineral Reserve expansion at sites with high geological potential is expected to continue

4. Embed Operating Model redesign √

- The operating model redesign was successfully completed with the bulk of the roll out occurring in 2022

5. Initiation of the Full Potential Programme √

- The FP assessments have been completed at six operations of the Company, where the relevant site leadership teams have taken full accountability for the delivery on these initiatives
- The first site to complete an assessment was Sunrise Dam, in Australia, where the biggest opportunity is to increase productivity in development and achieve a step-change in underground production
- The second site to complete an assessment was Siguiri, in Guinea, where the leadership team's focus is mainly on increasing the volume of high-grade oxide ore from Block 2
- The assessments continued during the second half of 2022, and Cuiabá, Tropicana, Serra Grande and Geita all completed assessments to identify performance improvement initiatives

√ Objective met √ Objective partly met or ongoing

CFO's report and outlook continued

Looking ahead to 2023

Guidance and indicative outlook		2023 [1] Guidance	Cuiabá 2023 Guidance
Production (000oz)		2,450 – 2,610	180 [2]
Costs	All-in sustaining costs ($/oz)	1,405 – 1,450	
	Total cash costs ($/oz)	1,050 – 1,120	1,396
Capital expenditure	Total ($m)	960 – 1,070	
	Sustaining capex ($m)	680 – 760	
	Non-sustaining capex ($m)	280 – 310	
Overheads	Corporate costs ($m)	85 – 95	
	Expensed exploration and study costs ($m)	210 – 240	
Depreciation and amortisation ($m)		600 – 680	
Interest and finance costs ($m) – income statement		125 – 135	
Other operating expenses ($m)		55 – 65	

[1] *Excludes Cuiabá Mine Complex*

[2] *AngloGold Ashanti expects that the Cuiabá Mine Complex will continue to extract gold from the gravity circuit at a rate of 5,000oz on average per month and will produce gold in concentrate at an average of approximately 10,000oz per month, with options being assessed to sell gold concentrate until the Queiroz plant resumes operation*

Economic assumptions for 2023 are as follows: Currency and commodity assumptions	2023
A$/$ exchange rate	0.71
$/BRL exchange rate	5.4
$/ARS exchange rate	260
$/R exchange rate	17
Oil ($/bbl)	83

Cost and capital forecast ranges are expressed in nominal terms. In addition, estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the Obuasi redevelopment project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. The Company, however, remains mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable and therefore no incremental additional impact is included in the cost and capital forecast ranges. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission (SEC).

Sensitivities on key economic metrics based on budgeted economic assumptions for 2023 are as follows:

Sensitivity*	Total cash costs ($/oz)	AISC ($/oz)	Cash from operating activities before taxes for 2023 ($m)
10% change in the oil price	5	5	14
10% change in local currency	44	60	148
$100/oz change in the gold price	4	4	271
50koz change in production	19	26	80

** All the sensitivities based on $1,650/oz gold price and assumptions used for guidance.*

Governance

Materiality

The related material financial matter identified in our materiality assessment process is: Ensuring the safety and integrity of our tailings storage facilities (Capital expenditure on dry stacking and buttressing). See *Focusing on our material issues* in the <SR>.

Oversight

Governance of our financial performance and reporting is overseen and monitored by the Audit and Risk Committee, on behalf of the Board. See *Corporate governance* for further detail on this.

External audit rotation

At the May 2022 Annual General Meeting the resolution for the appointment of Pricewaterhouse Coopers Inc (PwC) as external auditors of the Group with effect from 1 January 2023 was approved by shareholders. Transition activities between PwC and Ernst & Young Inc (EY) have begun and are ongoing. I would like to express my gratitude to the global EY team for the professional services rendered to AngloGold Ashanti over their tenure.

Financial risk management

Details of our financial risk management exposures can be found in Group note 33 of the <AFS>.

Priorities for 2023

Our financial priorities for 2023 are:

- Achieve guidance on all metrics – continue to focus on cost discipline, improving the competitiveness of our business
- Continue reinvestments across the portfolio – continue to grow Mineral Reserve, net of depletion
- Ensuring our assets embed the Full Potential Programme, delivering sustainable business improvements to support the long-term health and progress of our assets
- Continue the execution of our decarbonisation strategy and reduction of greenhouse gas emissions of 30% by 2030 via renewable energy projects throughout the operations

Achieving these milestones will position the Company favourably to achieve its longer-term goals, thereby underpinning an industry competitive return to shareholders.

Acknowledgment

I wish to record my gratitude to the broader finance team across the Group which includes the regional finance teams, financial reporting, tax, treasury, global supply chain and internal audit functions. Our strong balance sheet, robust financial systems and sound internal control environment enable proactive risk management and well informed business decisions. This would not be possible without the calibre and dedication of individuals within our finance team.

A very special thank you to Ian Kramer, who stood in as interim CFO for a period of six months during the reporting period, for his exemplary leadership, steady hand and impeccable professionalism.

Gillian Doran
Chief Financial Officer
15 March 2023

Financial review

Three-year summaries

Summarised group financial results – income statement

US dollar millions	2022	2021	Restated [(1)] 2020
Continuing operations			
Revenue from product sales	**4,501**	4,029	4,595
Cost of sales	**(3,362)**	(2,857)	(2,829)
Loss on non-hedge derivatives and other commodity contracts	**(6)**	–	(19)
Gross profit	**1,133**	1,172	1,747
Corporate administration, marketing and related expenses	**(79)**	(73)	(68)
Exploration and evaluation costs	**(205)**	(164)	(124)
Impairment, derecognition of assets and profit / (loss) on disposal	**(304)**	11	(1)
Other (expenses) income	**(26)**	(136)	(57)
Operating profit	**519**	810	1,497
Interest income	**81**	58	27
Dividends received	**–**	–	2
Foreign exchange and fair value adjustments	**(128)**	(43)	–
Finance costs and unwinding of obligations	**(149)**	(116)	(177)
Share of associates and joint ventures' profit	**166**	249	278
Profit before taxation	**489**	958	1,627
Taxation	**(173)**	(312)	(625)
Profit for the year from continuing operations	**316**	646	1,002
Discontinued operations			
Profit from discontinued operations	**–**	–	7
Profit for the year	**316**	646	1,009
Allocated as follows:			
Equity shareholders			
- Continuing operations	**297**	622	984
- Discontinued operations	**–**	–	7
Non-controlling interests			
- Continuing operations	**19**	24	18
	316	646	1,009

[(1)] *Comparative periods have been restated due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment – Proceeds before Intended Use" on 1 January 2022.*

Revenue from product sales increased by 12% over 2021 predominantly as a result of higher ounces sold (234koz) partially offset by lower silver revenue and a marginal decline in the gold price received ($1,793/oz in 2022 vs. $1,796/oz in 2021).

Cost of sales increased by 18% largely as a result of higher cash operating costs ($394m) and an increase in amortisation expenses ($156m) commensurate with the higher gold production profile. This was partially alleviated by lower rehabilitation charges ($38m) resultant of the increase in the risk free rate which positively contributed to the rehabilitation change in estimate at majority of the operations. The cash operating cost variance constitutes approximately 80% of the total cost of sales variance, mainly the result of inflationary challenges and pressures on mining contractors, power, labour, fuel, consumable stores and services.

Exploration and evaluation costs increased by $41m from 2021 primarily due to an increase in pre-feasibility studies at North America. This was slightly offset by lower brownfields and greenfields exploration expenditure across most operations.

Impairments of $304m were processed in 2022 at the Córrego do Sítio (CdS) mining complex ($189m), the Cuiabá mining complex ($70m) and the Serra Grande mine ($45m) in Brazil.

Other expenses at $26m reduced by $110m from the $136m in 2021. The reduction in costs year on year is due to higher expenditure incurred in 2021, not recurring in 2022, relating to: care and maintenance expenditure at Obuasi following the voluntary suspension of underground mining operations in May 2021 ($45m), the premium paid on the early bond settlement ($24m), restructuring costs on the implementation of the new Operating Model ($18m) as well as movements relating to tailings and legacy expenditure ($25m).

The **taxation expense** of $173m in 2022 decreased by 45% ($139m) compared to 2021. The variance is attributable to the impairments in Brazil resulting in a decrease in deferred tax recognised as well as lower current tax on the back of lower earnings and higher inflation at the majority of our operations.

Summarised group financial results – statement of financial position

US dollar millions	2022	Restated 2021 [(1)]	Restated 2020 [(1)]
Assets			
Tangible, right of use and intangible assets	**4,471**	3,790	3,190
Investments	**1,103**	1,764	1,839
Inventories	**778**	730	802
Cash and cash equivalents	**1,108**	1,154	1,330
Other assets	**612**	562	544
Total assets	**8,072**	8,000	7,705
Equity and liabilities			
Total equity	**4,134**	4,094	3,773
Borrowings and lease liabilities	**2,169**	2,094	2,084
Provisions	**705**	806	814
Deferred taxation	**300**	313	246
Other liabilities	**764**	693	788
Total equity and liabilities	**8,072**	8,000	7,705

[(1)] Comparative periods have been restated due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment – Proceeds before Intended Use" on 1 January 2022.



Tropicana, Australia

Tangible, right of use and intangible assets at $4,471m increased by $681m from the $3,790m in 2021. The increase is predominantly attributable to tangible assets additions ($1,028m), the Corvus acquisition of mineral rights ($365m) and Coeur Sterling acquisition ($152m). This was partly offset by amortisation charges stemming from all operations and the collective impact of the Brazil impairments ($304m) on tangible assets, leased assets and intangible assets.

Investments which include investments in associates, joint ventures and other investments, decreased by $661m from $1,764m in 2021 to $1,103m in 2022 primarily due to the net impact of equity earnings and dividends received of the Kibali JV (decrease of $541m) and the reclassification of the Corvus investment to a subsidiary subsequent to AngloGold Ashanti acquiring the remaining 80.5% interest.

Cash and cash equivalents decreased by 4% compared to 2021. The biggest contributors to this variance was the asset acquisitions of Corvus mineral rights ($365m in cash consideration) and Coeur Sterling ($152m cash consideration) as well as dividends paid in 2022 ($203m). This was partly offset by higher dividends received from the Kibali JV which included the successful release of cash lock-up in the DRC ($549m).

Borrowings and lease liabilities rose by 4% ($75m) to $2,169m compared to the 2021 base. The increase is primarily resultant of higher drawdown on available facilities at AngloGold Ashanti Holdings, AngloGold Australia, Geita and Siguiri which was partially offset by repayments towards borrowing facilities.

Financial review continued

Summarised group financial results – statement of cash flows

US dollar millions	2022	2021	Restated [1] 2020
Cash flows from operating activities			
Cash generated from operations	**1,244**	1,353	1,866
Dividends received from joint ventures	**694**	231	148
Net taxation paid	**(134)**	(316)	(431)
Net cash inflow from operating activities from continuing operations	**1,804**	1,268	1,583
Net cash inflow from discontinued operations	**–**	–	109
Net cash inflow from operating activities	**1,804**	1,268	1,692
Cash flows from investing activities			
Capital expenditure	**(1,028)**	(1,027)	(739)
Net (payments) proceeds from acquisition and disposal of subsidiaries, associates and joint ventures	**(517)**	2	28
Net (payments) proceeds from disposal and acquisition of investments, associate loans, and acquisition and disposal of tangible assets	**(9)**	5	215
Interest received	**81**	58	27
(Increase) decrease in cash restricted for use	**(4)**	14	(9)
Other	**16**	8	(8)
Net cash outflow from financing activities from continuing operations	**(1,461)**	(940)	(486)
Net cash outflows from discontinued operations	**–**	–	(31)
Cash in subsidiaries sold and transferred to held for sale	**–**	–	3
Net cash outflow from investing activities	**(1,461)**	(940)	(514)
Cash flows from financing activities			
Net proceeds (repayments) from borrowings and lease liabilities	**-**	(61)	(131)
Finance costs and lease finance costs paid	**(120)**	(155)	(151)
Dividends paid	**(203)**	(240)	(47)
Net cash outflow from financing activities	**(323)**	(456)	(329)
Net increase (decrease) in cash and cash equivalents	**20**	(128)	849
Translation	**(68)**	(48)	25
Cash and cash equivalents at beginning of year	**1,154**	1,330	456
Cash and cash equivalents at end of year [2]	**1,106**	1,154	1,330

[1] Restated for IAS 16 "Property, Plant and Equipment – Proceeds before Intended Use", effective 1 January 2022
[2] Cash and cash equivalents at the end of December 2022 is net of a bank overdraft of $2m.

Inventory increase is attributable to the build- up of ore stockpiles at Cerro Vanguardia, Iduapriem and Geita as well as the higher gold-in-process at CdS following the temporary suspension of tailings operations as recommended by the National Mining Agency.

The increase in **trade, other receivables and other assets** is primarily due to contractor prepayments at Geita and Obuasi as well as higher export duties and VAT payments in Cerro Vanguardia.

Trade, other payables and provisions increased mainly due to higher trade creditors, contractor accruals and timing of payments for the Obuasi Phase 3 Redevelopment project as well as mining contractor and Beposo Tailing Storage Facility construction costs at Iduapriem.

Movements in working capital:

US dollar millions	2022	2021	2020
(Increase) decrease in inventories	**(54)**	58	(83)
Increase in trade, other receivables and other assets	**(149)**	(49)	(163)
Increase in trade, other payables and provisions	**66**	44	8
	(137)	53	(238)

Obuasi, Ghana



Free cash flow reconciliation [1]:

US dollar millions	2022	2021	Restated 2020 [2]
Net cash inflow from operating activities	**1,804**	1,268	1,692
Capital expenditure	**(1,028)**	(1,027)	(739)
Net cash from operating activities after capital expenditure	**776**	241	953
Repayment of lease liabilities	**(82)**	(63)	(47)
Finance costs accrued and capitalised	**(132)**	(159)	(188)
Net cash flow after capital expenditure and interest	**562**	19	718
Other net cash inflow from investing activities	**86**	101	42
Other	**5**	–	–
Add backs:			
Cash restricted for use	**4**	(14)	9
Proceeds from disposal of joint venture	**–**	(2)	(26)
Free cash flow	**657**	104	743

[1] Includes continuing and discontinued operations for 2020

[2] Restated for IAS 16 "Property, Plant and Equipment – Proceeds before Intended Use", effective 1 January 2022

Economic value-added statement

How we create and share value

Economic value generated

US dollar millions	%	2022	%	2021
Gold sales and by-product income [(1)]	95	4,501	92	4,029
Interest received	2	81	1	58
Royalties received	—	2	—	2
Profit from sale of assets	—	8	1	22
Income from investments	3	167	6	249
Total economic value generated	100%	4,759	100	4,360

[(1)] Gold sales and by-product revenue increased by 12% due to higher gold production in 2022 compared to 2021.

Economic value distributed 2022


0.5%
9%
14%
18%
%
58.5%
Employees
Suppliers and services
Government
Providers of capital
Community

Value

Distributed	Retained	Total distributed
78%	**22%**	**$3.73bn**
(2021: 78%)	(2021: 22%)	(2021: $3.39bn)

SUSTAINABLE DEVELOPMENT GOALS

Economic value distributed [1]

US dollar millions	2022	2021	Contributing to the SDGs
Providers of capital	**330**	364	8 Decent work and economic growth; 17 Partnerships for the goals
Finance costs and unwinding of obligations	**149**	140	
Dividends	**181**	224	
Employees [2]	**534**	515	1 No poverty; 5 Gender equality; 8 Decent work and economic growth; 10 Reduced inequalities
Government	**674**	656	12 Responsible consumption and production; 16 Peace, justice and strong institutions; 17 Partnerships for the goals
Current tax [3]	**231**	248	
Royalties [4]	**152**	149	
Employee taxes [4]	**182**	167	
Production, property and other taxes [4]	**109**	92	
Community [5]	**16**	15	3 Good health and well-being; 4 Quality education; 6 Clean water and sanitation; 11 Sustainable cities and communities
Suppliers and services [6]	**2,175**	1,836	12 Responsible consumption and production; 16 Peace, justice and strong institutions; 17 Partnerships for the goals
Total economic value distributed	**3,729**	3,386	

(1) Economic distribution providing human, financial, social, natural and manufactured capital, guided by business objectives and key issues identified through the operating process to ensure sustainable long-term value retention for stakeholders, underpinned by our key behavioural programme operational excellence, implemented at every step of the business from exploration through the entire chain to divestment/disposal

(2) Payments to employees include salaries, wages and other benefits

(3) Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the Group operates

(4) Employee, production, property and other taxes and royalties are reported on a cash basis and exclude equity-accounted joint ventures

(5) Community and social investments exclude expenditure by equity-accounted joint ventures and projects of a capital nature

(6) Suppliers and services excludes capital expenditure

Current taxation by region

US dollar millions	2022	2021
Africa	138	147
Americas [1]	85	108
Australia	6	(3)
Other	2	(4)
Total	**231**	248

(1) Includes projects

Value by stakeholder

Stakeholder	Value created, preserved and eroded – 2022

INVESTORS AND SHAREHOLDERS

Access to financial capital enables us to sustain and grow our business. Shareholders are the principal providers of capital. In delivering long-term value, we earn their support and ensure sustained access to capital.

For investors and shareholders:

- Delivery on our strategic objectives, plans and growth projects contributes to improved returns, share price and market capitalisation:
  - Share price declined by 7.3%, outperforming the benchmark Market Vectors Gold Miners Exchange Traded Fund, which fell by 11%
  - Relative and absolute TSRs are based on a three-year trailing average using the average share price achieved in 2019 as the base ($16.74 a share) and comparing it to the average share price achieved in 2022. The share price increased by 13% over this period, including dividends paid of $1.09 a share between January 2020 and the end of December 2022
- Absolute TSR was just short of the stretch target set, while the relative TSR performance is compared to a comparator peer group. The median TSR of the comparator peer group was 33.93% at 31 December 2022
- Surplus funds returned to shareholders via dividends - dividend of 47 US cents per share declared for the year to give a total dividend payment of $194m

EMPLOYEES

Our employees, their skills, knowledge and experience are critical to the conduct of our business activities. A skilled, engaged, safe and healthy workforce is essential to delivering on our strategy and the creation of value.

For employees:

- Provided employment and job opportunities; paying fair, market-related salaries and benefits, including healthcare; and providing skills development and training
  - Employed 32,594 people (including contractors) on average, with $534m [(1)] paid in employee benefits, excluding skills development, to give an average annual payment per employee of $16,383, an increase of 22% over the past three years (2021: 30,561, $515m, $16,622 respectively; 2020: 36,952, $508m and $13,450 respectively)
  - $8.94m spent on skills development (2021: $7.11m; 2020: $10.76m)
  - Incentive schemes reward performance excellence
- Improved safety performance – there were no fatalities at Company-operated mines and the TRIFR improved to 1.26 per million hours worked versus 2.14 in 2021 and 1.68 in 2020
- 51% reduction in the all occupational disease frequency rate year-on-year
- Facilitated access to medical aid and healthcare programmes (malaria and mental health, among others)
  - Conducted COVID-19 vaccination campaigns where practical to encourage employees and communities to vaccinate. Vaccination and booster coverage improved with 85% of our workforce and contractors now fully vaccinated
- 21% in the front reduction in number of employees exposed to silica levels exceeding occupational exposure limits
- Promoted diversity, equity and inclusion
  - 13% [(2)] of our workforce is female (2021: 12.3%; 2020: 12.6%)
  - 19% female representation in middle management (2021: 17%)

(1) Payments to employees include salaries, wages and other benefits

(2) Employees on payroll

Value created | Value preserved | Value eroded

Value created, preserved and eroded – 2022		Contributing to the SDGs:

For AngloGold Ashanti:

- Ensuring best possible credit rating profile to ensure lowest possible cost of debt:
  - Improved balance sheet flexibility achieved with the new five-year multi-currency revolving credit facility arranged with a syndicate of 13 banks and maturing in June 2027. This new facility, which includes two one-year extensions on application and allows for a drawing in Australian dollars to a maximum of A$500m, replaces the previous $1.4bn revolving credit facility. Maintained investment grade ratings with Moody's Investor Services and Fitch; S&P continues to rate AngloGold Ashanti at BB+
  - Enhanced ESG performance results in inclusion in ESG indices – S&P Global Corporate Sustainability Assessment, Responsible Mining Index, FTSE4Good and Bloomberg Gender-Equality Index
  - Achieved an improved rating in the MSCI ESG index of BB, from B previously
- Prudent financial management and tight cost control, contributed to profitability
- Disciplined, efficient capital allocation contributed to returns on equity, capital and assets

For AngloGold Ashanti:

- A stable, motivated and empowered workforce, working together to deliver on the strategic goals
- Attracted and retained those skills necessary to the safe, efficient delivery on our strategy and enhanced productivity



Sunrise Dam, Australia

Value by stakeholder continued

Stakeholder	Value created, preserved and eroded – 2022	
SUPPLIERS	**For suppliers:**	
Suppliers provide inputs – raw materials, products and services – essential to the conduct of our business and its activities. We aim to ensure suppliers are aligned with business ethics and values, internal policies and standards, and codes of behaviour. Constructive engagement with suppliers facilitates cost management and control.	• By delivering on our strategic objectives and growth projects, we provided a reliable, steady market for suppliers	Value created
	• Procurement expenditure, especially that portion spent locally, contributed to and stimulated local economic activity:	
	◦ $4.20bn spent in total on the procurement of goods and services (2021: $2.61bn; 2020: $2.58bn)	Value created
	• Local preferential procurement, including, in-country capital expenditure, of $3.97bn* or 96% of total procurement (2021: $2.4bn and 93%; 2020: $2.1bn and 82%, respectively)	Value created
	• Ensured our procurement practices are aligned with best practice and do not enable the exploitation of people along the value chain	Value preserved
	** This amount includes in-country capital expenditure*	
GOVERNMENTS	**For governments:**	
Open, honest and respectful engagement with governments is important – such engagement relates to our licence to operate, our right to mine and explore, all necessary permits and regulatory compliance, and infrastructural and socio-economic partnerships.	• Contributed to the national fiscus in the countries in which we operate:	
	◦ $492m paid in corporate taxes, other taxes and royalties in total (2021: $489m; 2020: $846m)	Value created
	◦ $182m paid in personal income tax on behalf of employees (2021: $167m; 2020: $209m)	Value created
	• Endeavoured to deliver on our obligations as an ethical, responsible corporate citizen	Value preserved
	• Collaborated to develop and provide local infrastructure (water reticulation, educational facilities, among others)	Value created

■ Value created ■ Value preserved ■ Value eroded


CADEX

Siguiri, Guinea

Value created, preserved and eroded – 2022	Contributing to the SDGs:

For AngloGold Ashanti:

- A well-established, reliable, cost-efficient supplier data base aids delivery on our strategy and in particular our aim to optimise overhead, costs and capital expenditure
- Strong relationships with suppliers help ensure business continuity during disruptions to global supply chains, such as those currently being experienced
- Published second annual Modern Slavery Statement




8
12

Sunrise Dam, Australia

For AngloGold Ashanti:

- Strong, constructive government relations:
  - Facilitate partnerships, ethical conduct and good governance
  - Help maintain permits and ensure regulatory licences to operate
  - Assist in managing risk of regulatory uncertainty


16
17

Collaboration on infrastructure projects contributes to:


9
11


MACMAHON
6344

Tropicana, Australia

Value by stakeholder continued

Stakeholder	Value created, preserved and eroded – 2022

COMMUNITIES

Open, honest and respectful stakeholder engagement with communities supports our social licence to operate, promoting mutual understanding of their and our needs and expectations. Engagement with and action undertaken in relation to communities are underpinned by our values, particularly that communities should be better off for AngloGold Ashanti's having been there.

For communities:

- Focused community investment on development of local socio-economic projects that are economically viable and sustainable in the long term, that support resilient, self-sustaining communities and improve standards of living – such projects cover agriculture, education and infrastructure, among others:
  - Major emphasis on host communities in and around our Africa operations
  - $18.0m[1] invested in community socio-economic development projects (2021: $18.1m; 2020: $20.6m[2])
  - 8 livelihood projects underway
- Provided local employment and procurement opportunities
  - Local procurement spend of $3.97bn (2021: $2.4bn; 2020: $2.1bn), equivalent to 96% of total spend (2021: 93%; 2020: 82%)
- 146 complaints and grievances received (2021:447), of which 65% were resolved during the year (2021: 399; 89% respectively)
- 48 community incidents (2021: 12), with one major community incident in 2022 at Siguiri
- Community resettlement initiatives being successfully undertaken in Brazil (Serra Grande), Ghana (Iduapriem) and Guinea (Siguiri)
- Continued with the consolidation and review of our socio-economic legacy projects in South Africa, as agreed in terms of the sale of our assets in that country in 2019 and 2020. AngloGold Ashanti remains committed to ensuring that its legacy as one of South Africa's largest gold producers endures for decades to come.
- Conducted community healthcare initiatives such as the malaria programme in Africa and COVID-19 initiatives across our business
- Continued with efforts to promote formalisation of ASM by supporting host governments' initiatives

[1] Includes equity-accounted joint ventures and projects of a capital nature

[2] Excludes joint ventures and includes South African operations to date of sale

ENVIRONMENT

Mining is environmentally disruptive. Our business depends on access to economically viable gold deposits (land). Many of our activities impact land, air, water, biodiversity and host communities with whom we share these natural resources. Our environmental management programme aims to mitigate damage caused by land disturbance, to protect biodiversity and to ensure the responsible consumption of natural resources and management of waste.

For the environment:

- Progressed delivery on our environmental obligations as a responsible corporate citizen – we aim to minimise our environmental impacts and help restore natural capital and preserve environmental value:
  - Three reportable environmental incidents (2021: five; 2020: eight) action taken to address and mitigate impacts
  - 18% improvement in the environmental incident rate to 1.24 per million tonnes mined (2021: 1.53)
  - 3,861ha of land rehabilitated in total by end 2022 – total rehabilitation liabilities of $578m (2021: 3,643ha and $673m; 2020: 3,480ha and $659m, respectively)
  - Of the 615,401ha under management, 555ha was newly disturbed and 233ha was rehabilitated during 2022 (2021: 639,709ha; 812ha; 165ha respectively)
  - Introduced our *Roadmap to Net Zero* aimed at a 30% net absolute reduction in absolute GHG emissions (2021 baseline). See <SR>
  - A 2.6x increase in renewable energy consumption to 1.32PJ (2021: 0.49PJ) contributed to holding absolute GHG emissions of 1.475Mt for 2022 below the 2022 carbon budget of 1.492Mt
- Systems, plans and procedures in place to mitigate instances where we have eroded environmental value

Value created | Value preserved | Value eroded

Value created, preserved and eroded – 2022

Contributing to the SDGs:

For AngloGold Ashanti:

- Strong, constructive community relations support our social licence to operate
- Mutually beneficial relations enable us to better understand and manage stakeholder needs and expectations, so guiding socio-economic project delivery
- Reduced incidence of operational disruptions caused by community protests

Iduapriem, Ghana



Our socio-economic community projects contribute indirectly to:

For AngloGold Ashanti:

- Improved environmental and ESG performance supported responsible investment in our equity and long-term valuation
- Reduced environmental impact, in line with ICMM mining principles and our UNGC commitments
- Complied with relevant regulations and committing to various standards (ISO standards, Cyanide Management Code, ICMM Principals)

Iduapriem, Ghana



Rewarding delivery

In this segment:

Rewarding delivery



Section 1: Remuneration and Human Resources Committee

Ensuring fair, responsible and transparent remuneration

CHAIRPERSON'S LETTER

Dear Shareholders,

I am pleased to present the AngloGold Ashanti remuneration report for the year ended 31 December 2022, which provides an overview of our remuneration and human resource practices, and their alignment with the Company's strategic objectives. The Remuneration and Human Resources Committee aims to ensure that both the remuneration policy and its implementation direct the efforts and behaviours of employees and leaders to create safe and sustainable long-term value for stakeholders.

The principle of fair and responsible pay continues to guide our decision making, as does our aim to appropriately recognise the contribution of the Company's employees. We recognise the dynamic nature of the remuneration and incentivisation field and, with the help of Deloitte, our newly appointed adviser, have continued to scrutinise our remuneration policy for its appropriateness, and to ensure it reflects both our pay philosophy and the current realities of our business and industry.

AngloGold Ashanti has experienced significant changes during 2022, with a great deal of restructuring needed to place performance on a more favourable long-term trajectory after especially challenging conditions in the prior two years. The beginning of the year saw the conclusion of an operating model revamp under Chief Executive Officer, Alberto Calderon and Lisa Ali, the new Chief People Officer who joined in April. This restructuring was accompanied by widespread and profound changes to the organisational structure, resulting in greatly reduced unnecessary duplication, and providing the operational business units with the necessary resources to safely deliver their budgets, as well as ensuring that accountability is more clearly located and defined.

The Committee reviewed and questioned the rationale for this restructuring and received frequent reports on its implementation. We are not only satisfied that the changes were necessary for the efficient delivery of our strategy, but also that those affected were appropriately compensated and treated with dignity and respect, in line with the organisation's values. The Committee has also watched closely as the new organisational model has been embedded in the business, to ensure it is achieving the desired outcomes.

Business context and decision making

Several important considerations informed the Committee's decisions in 2022, including financial and non-financial performance in both relative and absolute terms; the ongoing competition for scarce skills; the views and expectations of our stakeholders; our key environmental, social and governance objectives; and strains placed on the business, our employees and the broader operating environment by the highest level of inflation in more than four decades.

It is in this operating context and the restructuring that took place during the year, that the Committee elected not to award salary increases to the Company's leadership team in 2022. Non-Executive Directors also elected not to receive a fee increase for 2022, to align themselves with the Executive and senior management teams.

Focus areas

Given the degree of change in the business during 2022, the Committee focused on the following important areas:

- **Company performance** – the operational, financial, safety and sustainability performance of the business were of great importance and focus of the Committee. As in prior years, it measured performance against a clear set of *objective criteria*
- **Talent and succession review** – the Committee was especially pleased with the efforts made to identify talent and potential successors across disciplines and geographies, ensuring improved visibility of opportunities for career progression. It was encouraging to see increased representation of women on these talent slates, particularly in the technical disciplines and at operations
- **OneHR Project** – to enable the new operating model, the organisation reviewed its global HR Systems and launched the OneHR Project instituted by the CEO under the umbrella of the Business Transformation Programme (Thrive). The Committee was satisfied that this project will ensure standardisation of people processes that are simplified and efficient thereby providing reliable data to facilitate global reporting and effective people management decisions
- **Culture Assessment** – the Committee was especially interested in the extensive work done with respect to the Culture Assessment. The results and qualitative feedback from the survey were reviewed across the organisation and areas of improvement were identified and implemented. A key outcome of this work has been the refreshed organisational values, which focus the priorities of the business in improving safety and promoting a culture of respect, integrity, sustainability, excellence and collaboration
- **Sexual harassment awareness campaign** – the Committee was very pleased with a Group-wide sexual harassment awareness campaign titled "Don't Cross the Line" launched mid-year. This campaign was spearheaded by the CEO together with his executive team emphasising AngloGold Ashanti's zero-tolerance approach to sexual harassment and assault. The launch came with the introduction of a careline, offering a range of employee assistance support, including specialised support for people seeking information or impacted by sexual harassment or assault. The promotion of the Speak-up line, formerly known as the Whistle Blowing channel, was launched as a safe and anonymous way to report misconduct

Section 1: Remuneration and Human Resources Committee
Ensuring fair, responsible and transparent remuneration

It was pleasing to see the continued and significant reduction in workplace injury rates, the establishment of new and clear greenhouse-gas reduction targets, the strong cost control demonstrated in a high-inflation environment, and a more predictable overall production performance with fewer negative surprises affecting the year's results.

Disclosure and transparency

The remuneration policy and implementation report for the 2021 reporting period were tabled for two separate, non-binding advisory votes at the Annual General Meeting (AGM) held on 16 May 2022, in line with the JSE Listings Requirements and King IV recommendations.

The table below details the results of shareholder voting at the 2022, 2021 and 2020 AGMs.

Votes	For	Against	Withheld
Remuneration policy			
16 May 2022	**91.46**	8.54	0.25
4 May 2021	**95.30**	4.70	0.22
10 June 2020	**88.04**	11.96	0.35
Remuneration implementation report			
16 May 2022	**91.78**	8.22	0.25
4 May 2021	**86.34**	13.66	0.22
10 June 2020	**87.52**	12.48	0.35

There were no significant issues raised by shareholders. However, the Company proactively engaged with shareholders both individually and collectively.

As required by King IV guideline, AngloGold Ashanti's remuneration policy and implementation report as detailed in this Remuneration Report will be tabled for separate non-binding advisory votes by shareholders at the upcoming annual general meeting.

Operational context and performance

The gold sector was confronted with the complexities caused by accelerating inflation during 2022, with the rapid pace of price increases across much of the world, including in the US where inflation was at the highest level in 40 years. These rapidly increasing prices affected almost all inputs, from explosives, grinding media and cyanide, to fuel, contract mining, tyres and heavy mining equipment.

It was therefore noteworthy that the leadership team managed to end the year with production, capital expenditure and all-in sustaining costs all within the original guidance range provided at the beginning of 2022. Against this inflationary backdrop, total cash costs were less than 1% above the top end of guidance, rising 6% year on year, which was roughly half the inflation rate experienced for the Company's basket of goods and services.

In the context of this steady operating performance, the leadership team also achieved several important objectives to unlock shareholder value such as:

(i) The continued improvement in the overall safety performance, taking the period to end December 2022 without fatalities at Company operated mines to 581 days and lowering injury rates for the year to well below industry average at 1.26 injuries per million hours worked. See ***Safety and health***

(ii) An ambitious but detailed plan to lower Scope 1 and 2 GHG emissions by 30% (as compared to 2021) by the turn of the decade. See ***Environment*** and ***Climate change disclosure***

(iii) The reduction by more than half of cash locked up in various jurisdictions – most notably the Democratic Republic of Congo, which unlocked cash balances of $459m. See ***CFO's report and outlook***

(iv) The continued ramp-up of production from the Obuasi Gold Mine. See ***Regional performance – Africa***

(v) Continued growth in Mineral Reserve net of depletion. See ***Mineral Resource and Mineral Reserve – Summary*** in this report and the ***<R&R>***

(vi) The consolidation of the Beatty district in southern Nevada which now, through a combination of prudent acquisitions and industry-leading exploration success, provides us a dominant position in one of North America's most promising gold districts – See ***Maintain long-term optionality***

Further explanation of AngloGold Ashanti's achievements during the year, can be seen in more detail in the ***CEO's review and outlook*** and ***Regional performance***. Of interest too, is the Full Potential Programme work which brings our subject-matter experts in a number of disciplines and our site operating teams together to objectively understand the potential of every aspect of each site. The Board continues to monitor this important programme through 2023, as the business works to close the margin gap with that of our peers.

The overall DSP annual performance achievement result for 2022 was 94.86%, compared with the previous year's 70.73%.

Leadership team

The Chief Executive Officer, Alberto Calderon has worked with the senior management team to stabilise and improve AngloGold Ashanti's operating performance. There is also now stability in the executive leadership team, with Chief Financial Officer (CFO) Gillian Doran being the newest addition as of January 2023. Gillian joins us from Rio Tinto where her most recent role was CFO of the Aluminium division. Gillian rounds out an executive team infused with new talent from across the best of the mining industry, bringing valuable experience and new perspectives to the business at a time when it most needs it. I would like to convey the Committee's gratitude for the immense contribution of Ian Kramer, who stood in as Interim CFO for a period of six months during the reporting period, showing his steady hand, immense experience and inscrutable professionalism.

Remuneration and Human Resources Committee's areas of achievement in 2022 and focus for 2023 are:

2022	2023
Focus on results and actioning our organisational culture and values survey outcomes particularly in relation to gender and diversity	The launch and embedding of refreshed organisation values prioritising safety and promoting a culture of respect, integrity, sustainability, excellence and collaboration
Continued focus on gender equality in remuneration	Continue to focus on equitable remuneration
Continued engagement with shareholders	Continue to engage with shareholders
Continued focus on succession planning, talent management and development	Ensuring a sustainable pipeline of diverse talent through acquisition of critical skills, development and deployment
Ensuring training on all key human resource policies at all levels of the organisation including the Board	Implementation of the OneHR system which allows for further standardisation and global reporting
Review of the DSP scheme which resulted in minor changes to the metrics	A comprehensive review of the overall remuneration policy with a view to amend or modify the DSP scheme as necessary
Revitalisation of the Company's health, safety and security culture with a continued focus on employee health and well-being	Embedding of the "Don't Cross the Line" campaign to create a psychologically safe workplace
Implementation of the Group-wide sexual harassment awareness campaign titled "Don't Cross the Line"	Continue embedding a proactive safety culture, visible safety leadership at all levels in the Company and global standards
Review of the Committees' terms of reference to ensure continued best practice and governance	

Thanks and welcome

A special welcome to Deloitte, our new remuneration adviser. They have made an important contribution to our deliberations this year as we've sought to deepen our understanding of the incentive and benefits landscape globally.

Thanks to Rhidwaan Gasant, Albert Garner and Alan Ferguson my fellow Committee members for their hard work, dedication, support, robust engagement in all areas and delivering on all our intended objectives. Their commitment to ensuring ethical, fair and transparent remuneration practices is unwavering and greatly appreciated.

I would also like to extend a special thanks to the shareholders of AngloGold Ashanti for their engagement, support and valuable feedback through the course of the year.

Finally, to the executive leadership team, and especially Lisa Ali, thank you for bringing a new sense of purpose and professionalism to the business, which will stand us in good stead as the work is done to improve AngloGold Ashanti's position relative to its peers.

Sincerely,

Maria Richter
Chairperson: Remuneration and Human Resources Committee
15 March 2023

Sunrise Dam, Australia


LV04
HILUX
ANGLOGOLD
ASHANTI

Section 2: Overview of the remuneration policy

The AngloGold Ashanti Human Resources and Remuneration strategic priorities underpin the business strategy to return the business to competitiveness and establish the foundation for longer term growth whilst retaining sustainable long-term value for shareholders. It remains the Committee's responsibility to ensure that the remuneration and HR initiatives are equitable and aligned to these long-term interests and to the interests of shareholders.

Attracting and retaining motivated and dedicated leaders and employees in multiple jurisdictions are key to the success of the remuneration policy and this is tested regularly against our market benchmarking as well as through the ongoing Board and Company focus to ensure a policy that remains best practice and delivers on both the internal and external stakeholder expectations.

Board and Committees

AngloGold Ashanti and the Board are responsible for ensuring that remuneration practices are equitable, that good governance is upheld and applied through the remuneration framework at every level to ensure fair, responsible, transparent and competitive remuneration to attract, motivate and retain a skilled, global workforce.

The activities of the Committee, as defined by the Board, are governed by the terms of reference. These received a detailed review in 2022 and are available on our corporate website. See *Terms of reference*. The Committee is comprised solely of Non-Executive Directors who can be seen in the Directors' Report in the *<AFS>*.

The Committee has access to both executives and senior management who are invited to join and present at meetings on a regular basis. In addition the Committee receives advice from the independent remuneration advisers or other external advisers as required.

Fair and responsible pay

AngloGold Ashanti strives to uphold fair and responsible pay practices and aims to ensure that the business meets short-term objectives while creating shared and sustainable value over the long term, within the economic, social and environmental context in which it operates. The remuneration framework, aligned to King IV guideline and global best practice, emphasises the importance of fair, responsible and transparent pay.

The policy, which necessarily evolves along with a dynamic market and operating landscape, currently reflects the principles of fair and responsible pay as follows:

We aim to apply a fair approach to remuneration by:

- Taking an impartial view on pay
- Doing away with pay differentials that cannot be explained or justified
- Working to ensure that pay parity is achieved across the Group and eliminating discrimination
- Identifying and addressing unfair practices

We remunerate responsibly by:

- Applying the approved delegation of authority on all aspects of remuneration
- Having independent remuneration consultants providing advice and recommendations
- Using external market benchmarks
- Working to ensure that correct behaviours are rewarded and inappropriate behaviour is discouraged

Principles

AngloGold Ashanti applies a set of key principles determining and managing remuneration. The key principles are as follows:

- Alignment with strategic objectives and shareholder interests
- Remunerate to motivate and reward the right performance and behaviour of employees and executives
- Aim to ensure that performance metrics are challenging, substantial and cover all key aspects of the business including financial and non-financial drivers, positive outcomes across the economic, social and environmental context in which AngloGold Ashanti operates and do not promote or reward excessive risk taking
- Aim to ensure that the remuneration of executive management is fair, responsible and transparent in the context of overall employee remuneration in the organisation
- Promote an ethical culture and responsible corporate citizenship
- Aim to ensure that the remuneration structure is aligned to AngloGold Ashanti's values and that the correct governance frameworks are applied across remuneration decisions and practices
- Provide competitive rewards to attract and retain highly skilled executives and staff vital to the success of the organisation using appropriate global remuneration benchmarks
- The use of performance measures

Wage differential

Deloitte, the independent remuneration adviser in this instance, advises on the wage differential on an annual basis. The Committee reviews the wage differential analysis from a number of perspectives, including looking at year-to-year changes and how the wage differential compares to practice in companies in our benchmarking peer group, recognising that reporting requirements differ across jurisdictions.

The CEO's pay ratio is determined using the CEO's total remuneration against pay for other employees, measured over the 12 months resulting in a median pay differential of 284:1. Having reviewed the outcomes of this exercise the Committee is comfortable that the wage differential is consistent with AngloGold Ashanti's reward principles and practices, and is not out of line with trends in other global gold mining companies.

In determining executive remuneration, we consider:


External influences
Shareholder opinion of executive remuneration
Prevailing economic trends and environment
Application of fair and responsible pay principles
Aim to attract, recruit and retain talent
External influences
External influences
INTERNAL GUIDELINES
Establish pay principles and practices which guide executive remuneration decisions and parameters
Setting of minimum and maximum targets for individual and business performance to determine variable executive remuneration
Competitive pressure
Remuneration benchmarking of peer mining companies with similar attributes (complexity, size and geographic spread)
External influences
Remuneration practices are designed to be fair, responsible, transparent and compliant with applicable legislation



Tropicana, Australia

Section 2: Overview of the remuneration policy continued

Gender and pay equality

Diversity, equity and inclusion (DE&I) continue to be a strong focus for the Board and executive leadership for ensuring the success and sustainable growth of AngloGold Ashanti.

Our approach is aligned to the United Nations Sustainable Development Goals (Goal 5 and Goal 10 specifically), and the United Nations Global Compact's Women Empowerment Principles. We are committed to developing and maintaining an inclusive workplace that values and celebrates diversity in all its forms in all our operating sites and communities.

Improving gender diversity has been an intentional focus over the past couple of years with several interventions being implemented. Female representation at both Board level and executive management level at the end of 2022 was 24%, placing the Company on par and in some instances above competitors within the industry.

To progress the journey towards gender equity, the Company has committed to the goals of 50% female representation of candidates when recruiting and ensuring that we have at least 30% female representation in the talent and succession pool for critical roles.

The recruitment and promotion of women into senior positions has remained a strong focus area, resulting in key female appointments including the Chief People Officer, Chief Financial Officer and several other senior management roles including the Senior Vice President (SVP) Projects, SVP Supply Chain, Vice President (VP) Group Company Secretary, VP Resource and Reserve, VP Human Resources, VP People and Capability and VP Performance and Reward.

The efforts to improve gender representation are also being recognised in the external market. AngloGold Ashanti has been listed in the Bloomberg Gender-Equality Index for the third consecutive year in 2023, achieving a GEI score of 69.28, a significant increase from the 2022 GEI score of 60.74 which places us amongst leading businesses within and outside the mining industry. In South Africa and Australia, AngloGold Ashanti has been recognised as being a pro-gender empowered company by Topco Media and Work180 respectively.

AngloGold Ashanti has equally placed a greater focus on gender pay parity across all regions and occupational levels within the organisation – in line with the Company's remuneration and pay philosophy. The gender pay-gap differentials analysis at middle management level (Stratum III) and above shows that men were paid 14.27% more than women as of December 2022 compared to December 2021 where they were paid 11.62% more. While this shows a gender pay gap increase, the Company recognises that long tenure male employees in technical disciplines are a key contributor to the gap. The Company remains clear on its priorities to recruit and promote female employees, applying fair and transparent remuneration practices across the business.

Notably, the female population in middle management and above increased from 17% in 2021 to 19% in 2022.

2022 remuneration policy and structure

The table below sets out the remuneration policy that applies to all employees for 2022 and was endorsed by shareholders at the 2021 annual general meeting. The table details each component's link to the Company strategy, objectives, performance measurements and the maximum opportunity associated with each component. The principles that determine the remuneration for the CEO and the executive team are the same as those for all our other employees, it is only on the variable pay that there is a difference in terms of the proportion of at risk pay and payout duration. The full remuneration policy can be found in the <NOM>.

Tropicana, Australia



DSP performance metrics 2022

Strategic driver		Variable	Performance metric and related weighting	
35%	Maintain financial flexibility	Total shareholder returns (TSR)	Absolute returns	7.5%
			Relative returns	12.5%
		Return on equity	Normalised cash return on equity (nCROE)	15%
15%	Improve portfolio quality	Production	Moz	15%
15%	Optimise overhead, costs and capital expenditure	Costs	All-in sustaining costs	5%
			Total cash costs	10%
11%	Maintain long-term optionality	Future pipeline	Mineral Resource	5.5%
			Mineral Reserve	5.5%
24%	Prioritise people and ESG	People	• Gender diversity • Key talent retention	4%
		Safety	Combination of: • All injury frequency rate • Major hazard control compliance	8%
		Health	Reduction in workforce exposed to high respirable crystalline silica dust	2.5%
		Environment	Greenhouse gas emissions management	7.5%
		Communities	Business disruptions caused by community unrest	2%

DSP performance metrics 2022 – by strategic focus area

(2021 comparison)


24%
(2021: 25%)
35%
(2021: 35%)
%
11%
(2021: 12.5%)
15%
(2021: 12.5%)
15%
(2021: 15%)
Maintain financial flexibility
Improve portfolio quality
Optimise overhead, costs and capital expenditure
Maintain long-term optionality
Prioritise people and ESG

Section 2: Overview of the remuneration policy continued

Remuneration element and link to strategy

Remuneration element and link to strategy	Operation and objective	Maximum opportunity	Performance measures
Base salary			
A competitive salary is provided to employees to ensure that their experience, skill/contribution and appropriate market comparisons are fairly reflected and applied	• Base salaries are reviewed annually and increases are effective from 1 January each year • Employees' base salaries are determined by considering performance, market comparison against companies with a similar geographic spread; market complexity, size and industry; and internal peer comparisons. AngloGold Ashanti positions guaranteed pay at the median of the applicable markets and where there is a shortage of specialist and/or key technical skills, may pay higher than the median • The CEO makes recommendations on the executive management team but does not make recommendations on his own base salary. This is reviewed by the Committee and approved by the Board	Executive base salary increases and increases for all non-bargaining unit employees are closely aligned, where practical. This is informed by inflation, which can be matched directly or above/below consumer price index (CPI)	Individual performance on a scale of 1 to 5, measured against specific key performance indicators (KPIs). A CPI increase pool is approved annually by the Committee. In high-inflation countries, individual increases may be differentiated according to each individual's performance rating. In low-inflation countries, a flat CPI is generally applied to all members of the executive management team and employees
Pension			
Provides a defined contribution retirement benefit, in addition to base salary, aligned to the schemes in the respective country in which the employee operates	• Funds vary depending on jurisdiction and legislation • Defined benefit funds are not available for new employees, in line with Company policy	Funds vary depending on jurisdiction and legislation The pension contributions for executive directors and executive management team are aligned to those of employees across the Group	Not applicable
Medical insurance			
Provides medical aid assistance, in addition to base salary, aligned to the schemes in the respective country in which the employee operates	Provided to all employees through either a percentage of fee contribution, reimbursement or Company provided healthcare providers	Aligned to approved policy	Not applicable
Benefits			
In addition to base salary, benefits are provided to ensure broad competitiveness in the respective markets	Benefits are provided based on local market trends and can include items such as life assurance, disability and accidental death insurance, assistance with tax filing, cash in lieu of untaken leave (above legislated minimum leave requirements), and occasional spousal travel	Aligned to approved policy	Not applicable

Variable pay

The Deferred Share Plan (DSP) was implemented in 2018 as a single incentive scheme comprising of short- and long-term metrics. In 2022, the DSP was reviewed by the newly appointed independent remuneration advisers, Deloitte, to ascertain the following:

- Whether it is aligned to shareholder requirements
- Does it support the execution of the corporate strategy and create shareholder value
- Does it enable the Board and CEO to drive performance across the business
- Does it support recruitment and retention across the business
- Does the plan align management with the interests of all stakeholders

Based on the review, the Committee determined that for the short term, there will be some minor metric modification recommended for 2023, see <NOM>. Although the DSP still enabled AngloGold Ashanti to achieve its strategic objectives in 2022, recognising that the market and industry are changing rapidly, it would be prudent to undertake a comprehensive review of the overall remuneration strategy, including the structure of the current incentive scheme during 2023. It is important to ensure that both the strategy and incentive scheme continue to support the strategic priorities of the business, the interests of our shareholders and stakeholders and align to market and best practice.

Deferred Share Plan

Endorsed by shareholders at the 2017 annual general meeting, and implemented with effect from 1 January 2018

Remuneration element and link to strategy	Operation and objective	Maximum opportunity	Performance measures
With effect from 1 January 2018, the Company has used a single incentive for short- and long-term performance. The DSP is designed to encourage employees to meet strategic short-, medium- and long-term objectives that will enable value delivery to shareholders, by achieving defined Company objectives.	Permanent employees who do not participate in a production bonus are eligible to participate in the DSP. The DSP award is payable in cash and where applicable (depending on stratum level), the balance will be delivered in one of two compensation components, either deferred cash or deferred shares, vesting equally over a period of two to five years. The total incentive is determined based on a combination of Company and individual performance measures, which are defined annually with weightings applied to each measure. The metrics are defined against the objectives that most strongly drive Company performance and are weighted to financial outcomes, production, cost, Mineral Resource and Mineral Reserve, sustainability and people. Each metric is weighted and has a threshold, target and stretch achievement level assigned, based on the Company budget and the desired stretch targets for the year.	Details of on-target, threshold and maximum awards for all staff are shown in the tables on page 134. Note that below threshold performance will result in no payment.	One set of performance metrics is used to determine the cash portion and deferred portion. Future vesting of the deferred portion is subject to continued employment. Performance measures are weighted between Company and individual KPIs. Company and individual performance measures are assessed over the financial year, with the exception of certain Company measures that are measured over a trailing three-year basis, as indicated below.
A single set of performance objectives is used, reviewed and approved annually by the Committee.	At the end of each financial year, the performance of the Company, the CEO and CFO is assessed by the Committee and the Board against the defined metrics to determine the quantum of the cash portion and the quantum of the deferred portion as per calculations below: Cash portion: Base pay x individual performance weighting x on-target cash percentage x individual performance modifier (KPIs: 1 – 5 rating) + Base pay x Company performance weighting x on-target cash percentage x Company performance modifier. Deferred cash/shares: Base pay x individual performance weighting x on-target deferred percentage x individual performance modifier (KPIs: 1 – 5 rating) + Base pay x Company performance weighting x on-target deferred percentage x Company performance modifier. The deferred shares are awarded as conditional rights to shares with dividend equivalents. Vesting of the deferred portion occurs equally over either a two-, three-, or five- year period, depending on the level of the participant.		Company metrics, each with their own weighting, are: ▪ Relative total shareholder returns (TSR)* ▪ Absolute total shareholder returns* ▪ Normalised cash return on equity* ▪ Production ▪ All-in sustaining costs ▪ Total cash costs ▪ Mineral Reserve additions pre-depletion ▪ Mineral Resource additions pre-depletion ▪ Safety, Health, Environment and Community ▪ People

Indicates three year trailing performance metrics

Section 2: Overview of the remuneration policy continued

The graphs below illustrate the threshold, on-target and stretch for the DSP scheme and performance measure weightings (Company and individual) as a percentage of base salary:

Threshold
(50%)


CEO (VII) 50.0% 100.0% 150.0%
CFO (VIH) 42.5% 92.5% 135.0%
Executive Mng (VIL) 37.5% 87.0% 124.5%
Senior Mng (IVH - V) 26.0% 39.0% 65.0%
Senior Mng (IVL) 24.0% 27.0% 51.0%
Middle Mng (IIIH) 16.5% 16.5% 33.0%
Middle Mng (IIIL - IIIM) 12.5% 12.5% 25.0%
0 30 60 90 120 150
Cash bonus award
Deferred shares award
Deferred cash award

On-target
(100%)


CEO (VII) 100.0% 200.0% 300.0%
CFO (VIH) 85.0% 185.0% 270.0%
Executive Mng (VIL) 75.0% 174.0% 249.0%
Senior Mng (IVH - V) 52.0% 78.0% 130.0%
Senior Mng (IVL) 48.0% 54.0% 102.0%
Middle Mng (IIIH) 33.0% 33.0% 66.0%
Middle Mng (IIIL - IIIM) 25.0% 25.0% 50.0%
0 50 100 150 200 250 300
Cash bonus award
Deferred shares award
Deferred cash award

Stretch
(150%)


CEO (VII) 150.0% 300.0% 450.0%
CFO (VIH) 127.5% 277.5% 405.0%
Executive Mng (VIL) 112.5% 261.0% 373.5%
Senior Mng (IVH - V) 78.0% 117.0% 195.0%
Senior Mng (IVL) 72.0% 81.0% 153.0%
Middle Mng (IIIH) 49.5% 49.5% 99.0%
Middle Mng (IIIL - IIIM) 37.5% 37.5% 75.0%
0 100 200 300 400 500
Cash bonus award
Deferred shares award
Deferred cash award

The cash or share deferrals and performance weightings (Company and individual) are summarised in the table below:

Employee stratum and level	Deferral period (years)	Performance measure weightings	
		Company	Individual
CEO (VII) / CFO (VIH) /Executive management (VIL)	5	80	20
Senior management (IVH – V)	3	50	50
Senior management (IVL)	2	50	50
Middle management (III)	2	40	60

The deferred shares are awarded as conditional rights to shares with dividend equivalents. Vesting of the deferred portion occurs equally over either a two-, three- or five-year period, depending on the level of the participant.

Malus and clawback

The malus and clawback provisions are as follows:

Malus

The Committee has discretion to reduce, including to zero, an award that has not yet accrued or vested to an individual where (but not limited to):

- A participant was, in the reasonable opinion of the Committee, deliberately misleading the Company or any subsidiary, the market and/or the Company's shareholders concerning the financial performance of the Company
- A participant caused harm to the Company's reputation
- A participant's actions amounted to misconduct, including but not limited to the participant acting fraudulently, dishonestly or being in material breach of their obligations, as described in the Company's Disciplinary Code and Procedure Policy
- A participant's actions amounted to negligence, incompetence or poor performance
- There is a material error in the Company's financial statements, which results in a restatement
- There is a material downturn in the financial performance of the Company at any time before the applicable vesting date
- There is a material failure of risk management in the Company
- The discovery that any information or the assessment of any performance condition(s) used to determine an award was based on a material error, or inaccurate or misleading information, or
- Any other matter which, in the reasonable opinion of the Committee, is required to be taken into account to comply with prevailing legal and/or regulatory requirements, which for the avoidance of doubt, includes the applicable laws published by a regulator from time to time

Clawback

The Committee will consider applying clawback at any time during the three years from the date of vesting of the variable remuneration, being the cash incentive, deferred cash or deferred share allocation (the clawback period), based on the following limited trigger events:

- There is a material failure of risk management in the Company or in the relevant Business Unit, considering the participant's involvement and responsibility for that incident
- The discovery of action or conduct of a participant which in the opinion of the Committee amounts to gross misconduct that occurred prior to award or vesting
- There is a material error in the Company's financial statements, which results in a restatement, which may have resulted in an over-allocation of cash incentive, deferred cash and deferred share allocations
- The discovery of events that occurred prior to vesting that have had a significant detrimental impact on the reputation

of the Company or the relevant business unit or have led to the censure of the Company or a Group company by a regulatory authority

- Where there is an error in the calculation of any performance condition which may have resulted in an overpayment

Performance management

Performance management at AngloGold Ashanti is a key process where our management and employees work together to plan, monitor and review an employee's objectives and overall contribution to the organisation. More than just an annual performance review, performance management is the continuous process of setting objectives, assessing progress and providing on-going support, coaching and feedback to ensure that employees are meeting their objectives and career goals – aligned to the strategic business goals, Company values and culture.

A performance management framework has been designed to address the following business requirements:

- Defining and measuring performance linked to business delivery
- Aligning KPIs to business strategy – creating line of sight between business goals and individual goals and the cascading of goals through the reporting line
- Effective engagement and partnering with employees by line managers, building line manager capability
- Integrated people processes – aligning talent management, career development, reward and recognition to performance outcomes thereby building a culture of high performance
- Providing a consistent performance management methodology and practices
- Performance conversations: consistent and continuous conversations throughout the year
- The rating scale: consistent measure of performance across the business
- Calibration: creates fairness to mitigate assessor's bias
- Performance Management Outcome Distribution Curve: aligns business performance with people performance

Individual performance is as critical as Company performance on both fixed and variable remuneration decisions. Where an employee's performance is below expectations, they will not receive an incentive bonus.

Remuneration scenarios at different performance levels

The graphs below depict the typical pay mix of the Executive Management team in line with the 2022 remuneration policy including DSP outcomes at minimum (below threshold), target and maximum performance. Below threshold performance will result in no DSP payout. The long-term incentive (DSP deferred shares) vests annually in five equal tranches.

The pay mix graphs for the CEO and CFO depict actual base salaries and benefits. Those for the Executive Committee are based on averages.

Recruitment policy

When recruiting a member of the executive management team, a comparative benchmarking exercise is undertaken to determine the size, nature and complexity of the role, and skills availability in the market prior to making a competitive offer.

The following principles are applied when recruiting external hires:

- Remuneration for external appointments will take into account any remuneration which is forfeited from the previous employment upon joining, and may replace these in an appropriate form, taking into account timing and performance conditions as appropriate subject to proof of forfeiture

Remuneration policy
(%)


MAXIMUM
CEO 17% 4% 27% 52%
CFO 19% 3% 25% 53%
EXCO 20% 4% 23% 53%
TARGET
CEO 24% 6% 23% 47%
CFO 26% 4% 22% 48%
EXCO 27% 5% 21% 47%
MINIMUM
CEO 80% 20%
CFO 85% 15%
EXCO 85% 15%
0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 55% 60% 65% 70% 75% 80% 85% 90% 95% 100%
Base salary
Benefits
DSP Cash
DSP Deferral

Section 2: Overview of the remuneration policy continued

- The Committee will not offer any sign-on bonuses that do not conform to the conditions set out above, for example the "golden hello"
- In the case of share awards forfeited they will have equivalent performance conditions unless the Committee determines otherwise
- The Committee will also take into account both market practice and any relevant commercial factors in considering the terms of the buy-out award
- A time period is applied to a buy-out with a minimum clawback

All members of the Executive Management team recruited over the past year were remunerated in line with the recruitment policy.

Termination policy

Members of the executive management team, and all permanent employees, have open-ended contracts (except where prescribed retirement ages apply) with termination periods defined in their contracts. In addition, incentive scheme rules clearly specify termination provisions by termination category.

In the event of a termination, the Company has the discretion to allow the employee to either work out their notice or to pay the guaranteed pay for the stipulated notice period in lieu of notice. Guaranteed pay includes base salary and other benefits, as detailed in the table below, but excludes variable pay.

Executive Committee members terminated in 2022 were paid in line with the termination policy.

Reasons for termination

	Voluntary resignation	Dismissal/ termination for cause	Normal and early retirement, retrenchment and death	Mutual separation
Base salary	Base pay will be paid over the notice period or as a lump sum	Base pay will be paid until employment ceases	Base pay is paid for a defined period based on cause and local policy as employees have different employment entities	Base pay will be paid over the notice period or as a lump sum
Pension	Pension contributions for the notice period will be paid; any lump sum does not include pension contributions unless contractually agreed	Pension contributions will be paid until employment ceases	Pension contributions will be paid until employment ceases	Pension contributions for the notice period will be paid; any lump sum would not include pension contributions unless contractually agreed
Medical provisions	Where applicable, medical provision for the notice period will be paid; any lump sum does not include contributions unless contractually agreed	Medical provision/ payment will be provided until employment ceases	Medical provision/payment will be provided until employment ceases	Where applicable, medical provision for the notice period will be paid; any lump sum would not include contributions unless contractually agreed
Benefits	Applicable benefits may continue to be provided during the notice period but will not be paid on a lump sum basis	Benefits will fall away when employment ceases	Benefits will fall away when employment ceases	Applicable benefits may continue to be provided during the notice period but will not be paid on a lump sum basis
DSP cash bonus	Forfeit, no bonus	No bonus	Discretion to pro-rate for period worked	Discretion to pro-rate for period worked
Deferred cash awards	Unvested awards lapse	Unvested awards lapse	The vesting date will be accelerated to the date of separation and the participant shall be entitled to receive a pro-rated deferred cash value taking into account the period that the participant has been in employment during the vesting period	The vesting date will be accelerated to the date of separation and the participant shall be entitled to receive a pro-rated deferred cash value taking into account the period that the participant has been in employment during the vesting period

	Voluntary resignation	Dismissal/ termination for cause	Normal and early retirement, retrenchment and death	Mutual separation
Deferred share awards	Unvested awards lapse	Unvested awards lapse	*Retrenchment and retirement (early, normal and late):* **Senior managers** – upon separation, the vesting date will be accelerated to the date of separation and the participant shall be entitled to receive pro-rated shares taking into account the period that the participant has been in employment during the vesting period. Vested shares may be exercised within six months following separation date **Executives** – upon separation of employment, vested shares may be exercised within six months following separation date. The participant will continue to hold unvested shares post separation of employment to vest at the original vesting date. Upon vesting of these shares, participant has up to six months to exercise vested shares *Death:* **All participants** – upon death of an employee, the vesting date will be accelerated, and the participant's estate shall be entitled to receive the full vested and unvested deferred shares within 12 months from date of death	**Senior managers** – upon separation, the vesting date will be accelerated to the date of separation and the participant shall be entitled to receive pro-rated shares taking into account the period that the participant has been in employment during the vesting period. Vested shares may be exercised within six months following separation date **Executives** – upon separation of employment, vested shares may be exercised within six months following separation date. The participant will continue to hold unvested shares post separation of employment to vest at the original vesting date. Upon vesting of these shares, participant has up to six months to exercise vested shares

Minimum shareholding requirements

The Committee is of the opinion that share ownership by executive management team members demonstrates their commitment to AngloGold Ashanti's success and serves to reinforce the alignment between executive and shareholder interests.

With effect from March 2013, an MSR was introduced for the Executive Management team and the MSR was further increased with effect from 2020. Additionally in 2022, a one-year post termination MSR was included. All Executive Management team members are required to have a minimum shareholding in the Company as per the table below:

Role	Within three years of appointment/ from introduction of revised MSR (1 January 2020)	Within six years of appointment/ from introduction of revised MSR (1 January 2020)	Holding requirement	Post termination holding period effective 1 January 2022
CEO	150% of net annual base salary	300% of net annual base salary	Throughout employment as a director or prescribed officer	The post-termination MSR will be the requirement based on the MSR policy at the time of termination. Should the executive depart (or no longer serve as director or prescribed officer) before they have achieved the MSR, all vested shares allocated effective 1 January 2022 onwards from the Company's share incentive will be held for one year post-termination period. The holding will be up to their required MSR
CFO	125% of net annual base salary	250% of net annual base salary		
Executive Management team	100% of net annual base salary	200% of net base salary		

The following count towards an individual MSR:

- Shares purchased on the market, either directly or indirectly
- Vested shares from AngloGold Ashanti's share incentive schemes

Section 2: Overview of the remuneration policy continued

Service contracts

All members of the executive management team have permanent employment contracts which entitle them to standard Group benefits as defined by their specific region and participation in the Company's DSP.

South African executive management team members are paid a portion of their remuneration offshore which is detailed under a separate contract. This reflects global roles and responsibilities and considers offshore business requirements. All such earnings are subject to tax in South Africa.

Change in control

Executive management team contracts are reviewed annually and currently continue to include a change in control provision. The change in control provision is subject to the following triggers:

- The acquisition of all or part of AngloGold Ashanti, or
- A number of shareholders holding less than 35% of the Company's issued share capital consorting to gain a majority of the Board and make management decisions, and
- Executive management team member contracts are either terminated or their role and employment conditions are curtailed

In the event of a change in control becoming effective, the executive management team member will in certain circumstances be subject to both the notice period and the change in control contract terms.

Executive management employment contracts provide that, in the event of their employment being terminated as a result of a change in control, the following is applicable:

1. All salary, benefits and bonuses in lieu of their notice pay
2. An amount equivalent to 1 above, and inclusive of the value of any pension contributions that would have been made by the Company in the notice period following the termination date (less such tax and national insurance contributions as the Company is obliged to deduct from the sum)
3. The vesting date will be accelerated to the date of the event and the participant shall be entitled to receive pro-rated shares taking into account the period that the participant has been in employment during the vesting period

Remuneration advisers

The Committee, which is comprised solely of independent non-executive directors, engages independent advisers in relation to remuneration related matters. Effective May 2022 following a full tender process AngloGold Ashanti appointed Deloitte as the independent remuneration advisers taking over from PwC who were appointed as the Company's independent auditors. For the period January to April 2022, PwC provided the following support:

- Consultation on executive management matters
- Market trends, updates and best practice guidelines with a focus on ESG and other metrics in relation to the Company's DSP scheme
- Review of the Remuneration Report in the Integrated Report

For the period May to December 2022, Deloitte's key focus areas were:

- A full review of the Company's remuneration policy with a particular focus on the share incentive schemes
- Consultation on executive management matters including acting allowances and bonus treatment
- Wage differential calculations and associated benchmarking
- Market trends, updates and best practice guidelines
- Introduction of a full training suite for the Committee and Board
- NED benchmarking survey

The fees are set to reflect time commitment, value added and market norms. For the period January to April 2022, fees payable to PwC amounted to GBP113,000 and for the period May to December 2022 fees accrued and payable to Deloitte amounted to GBP94,443.

It is the Committee's opinion that both PwC and Deloitte have acted in an objective and independent manner, in that they have primarily provided directional and strategic advice.

The Committee also made use of the services and output of Mercer, who provided global survey data and analysis. Mercer's charges for the bespoke executive survey amounted to R334,010.

Non-Executive Directors' remuneration policy

AngloGold Ashanti's Non-Executive Directors (NEDs) continue to be paid according to their roles. Retainer fees for Board and standing Committees are paid quarterly in arrears and are not subject to attendance at meetings.

The policy is applied using the following principles:

- Fees are reviewed annually and increases are effective as at the date of the AGM. They are set using a global comparator group which is derived from companies with similar size, complexity and geographic spread. The comparator group currently used is the same as the executives' benchmark group
- Due to the restructuring that took place in 2022 and to align themselves with the executive and senior management teams the NEDs elected not to receive a fee increase for 2022
- NEDs receive a travel allowance per night when they are away from their home country for Board meetings or on Company approved business
- NEDs are not eligible to receive any short- or long-term incentives

(Details of NED fees are presented on pages 152 of this report and 28 of the *<NOM>*)

Non-Executive Directors' Minimum Shareholding Requirement

The NEDs are required to acquire and hold a MSR in AngloGold Ashanti shares, equivalent to 150% of their annual base fee within four years from the effective date of the policy for existing NEDs (February 2022) and from the effective date of appointment for new NEDs.

Section 3: Remuneration Implementation Report January to December 2022

This section of the Remuneration Report explains the implementation of the remuneration policy by providing details of the remuneration paid to members of the executive management team and non-executive directors for the financial year ended 31 December 2022.

Executive Management team pay

The remuneration of the executive management team is in accordance with the remuneration policy as defined in section 2.

The executive team and senior management pay is reviewed against a global benchmark on a biannual basis using Mercer who conduct a bespoke survey on the companies behalf. The comparator group is reviewed regularly and ranked in terms of a number of criteria that the Committee feels adequately aligns to AngloGold Ashanti. The table below summarises the 2022 comparator group:

2022 Comparator benchmark group	
Agnico Eagle Mines Limited	Canada
Anglo American Platinum Limited	South Africa
Antofagasta plc	Chile
Barrick Gold Corporation	Canada
B2Gold Corporation	Canada
Gold Fields Limited	South Africa
Kinross Gold Corporation	Canada
Newcrest Mining Limited	Australia
Newmont Corporation	United States
Sibanye-Stillwater Limited	South Africa
South32 Limited	Australia
Yamana Gold Incorporated	Canada

Annual salary review 2022

The Committee decided that given the organisational restructuring that took place at the end of 2021 and beginning of 2022 there would be no salary increases for the executive management team (with one exception). It was further decided that senior management would also not receive increases. All other AngloGold Ashanti employees, who are not in a bargaining unit and who are not already at the maximum of their salary scales (these received no increase), received increases primarily based on CPI.

Increases awarded to our various bargaining units were determined through a collective bargaining process.

It is to be noted that a special salary increase adjustment was implemented effective 1 January 2022 for Ms Lizelle Marwick who received an increase of 12.85% on her South African contract and 5% on her offshore contract to align her closer to both the market and her internal peers.

Details are available in the single total figure reporting table on pages 140 and 141.

Executive movements

Ms Christine Ramon elected to take early retirement from her role as CFO and Executive Director of the Company with effect from 30 June 2022; her last day of employment was 31 December 2022. Mr Ian Kramer acted as Interim CFO from 1 July to 31 December 2022. Mr Kramer ceased acting with the appointment of the new CFO, Ms Gillian Doran, on 1 January 2023.

No payments were made to Ms Gillian Doran for the reporting period.

An allowance aligned to the Company's acting allowance policy formed part of Mr Kramer's remuneration to recognise the additional responsibilities associated with the role for the period.

Both Ms Christine Ramon's and Mr Ian Kramer's remuneration details for 2022 are reflected as follows on pages 140 and 141.

Ms Italia Boninelli assumed her role as Interim Group Human Resources Executive Consultant and a prescribed officer for the period 1 April 2021 to 31 March 2022. Ms Lisa Ali joined as Chief People Officer effective 1 April 2022. Their remuneration is reflected on pages140 and 141.

Mr Vaughan Chamberlain assumed the role of Acting Chief Development Officer from 1 October 2021 until 31 March 2022. An allowance aligned with the Company's acting allowance policy formed part of Mr Chamberlain's remuneration to recognise the additional responsibilities associated with the prescribed officer role for the period. Mr Terry Briggs, Chief Development Officer, joined AngloGold Ashanti effective 1 April 2022. Their remuneration is reflected on pages140 and 141.

The single total figure reporting on pages140 and 141 provides the remuneration details of executive directors and prescribed officers who held office in the current year in line with the shareholder-approved standard conditions of employment.

The single figure remuneration comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2022.

Section 3: Remuneration Implementation Report January to December 2022

continued

Executive Directors' and Prescribed Officers' remuneration

The tables below illustrate the single total figure of remuneration and the total cash equivalent received reconciliation of Executive Directors and Prescribed Officers as prescribed by King IV. It comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2022

Single total figure remuneration

		Base Salary				
		ZAR denominated portion	USD/AUD denominated portion [1]	Pension Scheme benefits	Once off relocation costs	Cash in lieu of dividends
		ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000
Executive Directors						
A Calderon [4]	**2022**	**–**	**26,185**	**6,481**	**–**	**–**
	2021	–	7,821	2,066	–	–
KC Ramon [5]	**2022**	**3,052**	**2,336**	**430**	**–**	**435**
	2021	6,104	4,324	864	–	67
Total Executive Directors	**2022**	**3,052**	**28,521**	**6,911**	**–**	**435**
	2021	6,104	12,145	2,930	–	67
Prescribed Officers						
L Ali [6]	**2022**	**–**	**7,620**	**–**	**–**	**–**
	2021	–	–	–	–	–
SD Bailey	**2022**	**5,037**	**2,977**	**–**	**–**	**225**
	2021	4,648	3,062	–	–	30
I Boninelli [7]	**2022**	**1,507**	**–**	**–**	**–**	**–**
	2021	4,725	–	–	–	–
TJ Briggs [8]	**2022**	**–**	**5,073**	**374**	**–**	**–**
	2021	–	–	–	–	–
VA Chamberlain [9]	**2022**	**1,058**	**225**	**137**	**–**	**124**
	2021	1,047	252	137	–	–
L Eybers	**2022**	**–**	**10,986**	**312**	**–**	**401**
	2021	–	10,760	291	–	52
MC Godoy [10]	**2022**	**–**	**9,821**	**1,645**	**–**	**–**
	2021	–	1,882	141	–	–
I Kramer [11]	**2022**	**2,167**	**–**	**271**	**–**	**–**
	2021	2,408	–	301	–	15
L Marwick	**2022**	**5,310**	**2,148**	**713**	**–**	**84**
	2021	4,706	1,828	629	–	13
Exited Prescribed Officers [12]	**2022**	**–**	**–**	**–**	**–**	**–**
	2021	6,999	15,052	1,289	–	137
Total Prescribed Officers	**2022**	**15,079**	**38,850**	**3,452**	**–**	**834**
	2021	24,533	32,836	2,788	–	247

(1) Salary denominated in USD/AUD for global roles and responsibilities converted to ZAR.

(2) Other benefits include health care, Group personal accident cover, Group life cover, funeral cover, pension allowance and surplus leave encashed. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.

(3) The fair value of the DSP comprises of a cash bonus and share awards for the year ended 31 December 2022. The cash bonus is payable in February 2023 and the share awards are allocated in February 2023. Shares vest over either a three- or five-year period in equal tranches.

(4) A Calderon was appointed as CEO and executive director with effect from 1 September 2021. All 2021 payments including salary, DSP awards, pension, and other benefits were pro-rated and aligned to the appointment period (1 September 2021 - 31 December 2021).

(5) KC Ramon retired as Chief Financial Officer and executive director with effect from 30 June 2022 and her last day of employment was 31 December 2022. All payments including salary, pension and other benefits were pro-rated and aligned to 30 June 2022. Included in other payments is payment in lieu of unworked notice period from 1 July 2022 to 31 December 2022, as well as a waiver and restraint of trade payments.

(6) L Ali was appointed as Chief People Officer and prescribed officer with effect from 1 April 2022. All payments including salary, DSP awards and other benefits were pro-rated and aligned to the appointment period. The sign-on awards of ZAR19.111m was awarded on appointment date, 1 April 2022, in lieu of forfeited remuneration and shares from previous employer, of which ZAR5.525m will be settled in cash over a period of two years and ZAR13.586m will be settled in shares vesting over a two year period in accordance with the JSE Listing Requirements.

(7) I Boninelli stepped down as Executive Group Human Resources Consultant and prescribed officer effective 31 March 2022. All payments including salary, DSP awards (cash bonus only) and other benefits were pro-rated and aligned to the appointment period.

The following are definitions of terminology used in the adoption of the reporting requirements under King IV:

Reflected

In respect of the DSP awards, remuneration is reflected when performance conditions have been met during the reporting period

Settled

This refers to remuneration that has been included in prior reporting periods and has now become payable but may not yet have been paid to the executive in the current period

	Awards earned during the period reflected but not yet settled				
Other benefits (2)	**DSP awards (3)**	**Sign-on awards granted**	**Other payments**	**Single total figure of remuneration**	
ZAR '000	**ZAR '000**	**ZAR '000**	**ZAR '000**	**ZAR '000**	**USD '000 (13)**
162	**83,180**	**–**	**–**	**116,008**	**7,089**
156	20,481	10,289	–	40,813	2,761
3,524	**4,551**	**–**	**13,082**	**27,410**	**1,675**
525	7,652	–	22,974	42,510	2,875
3,686	**87,731**	**–**	**13,082**	**143,418**	**8,764**
681	28,133	10,289	22,974	83,323	5,636
787	**20,092**	**19,111**	**–**	**47,610**	**2,909**
–	–	–	–	–	–
1,177	**20,882**	**–**	**–**	**30,298**	**1,851**
1,246	15,752	–	–	24,738	1,673
3	**–**	**–**	**–**	**1,510**	**92**
131	4,091	–	–	8,947	605
677	**13,060**	**14,437**	**–**	**33,621**	**2,054**
–	–	–	–	–	–
18	**2,664**	**–**	**321**	**4,547**	**278**
29	7,228	–	264	8,957	606
814	**28,281**	**–**	**–**	**40,794**	**2,493**
1,578	21,189	–	–	33,870	2,291
1,224	**25,282**	**–**	**–**	**37,972**	**2,320**
358	4,782	35,072	–	42,235	2,857
40	**6,899**	**–**	**542**	**9,919**	**606**
48	5,459	–	602	8,833	598
520	**19,220**	**–**	**–**	**27,995**	**1,711**
271	13,735	–	–	21,182	1,433
–	**–**	**–**	**–**	**–**	**–**
5,290	11,717	–	22,005	62,489	4,226
5,260	**136,380**	**33,548**	**863**	**234,266**	**14,314**
8,951	83,953	35,072	22,871	211,251	14,289

(8) TJ Briggs was appointed as Chief Development Officer and prescribed officer with effect from 1 April 2022. All payments including salary, DSP awards, pension and other benefits were pro-rated and aligned to the appointment period. The sign-on awards of ZAR14.437m was awarded on appointment date, 1 April 2022, in lieu of shares forfeited from previous employer and will be settled in shares vesting over a three year period in accordance with the JSE Listing Requirements

(9) VA Chamberlain stepped down as Interim Chief Development Officer and prescribed officer effective 31 March 2022. All payments including salary, DSP awards, pension and other benefits were pro-rated and aligned to the appointment period. The DSP awards (cash bonus only) were pro-rated and paid for the period until his retirement effective 31 October 2022 and were calculated based on his Senior Vice President salary and target bonus opportunity. Other payments reflect the acting allowance for the acting period from 1 January to 31 March 2022.

(10) MC Godoy was appointed as Chief Technology Officer and prescribed officer effective 15 October 2021. All 2021 payments including salary, DSP awards, pension, and other benefits were pro-rated and aligned to the appointment period (15 October 2021 - 31 December 2021).

(11) I Kramer was appointed as Interim CFO and prescribed officer from 1 July 2022 to 31 December 2022. All payments including salary, DSP awards, pension and other benefits were pro-rated and aligned to the acting period. Included in the DSP awards is the DSP cash bonus and share award for the full year of 2022 (DSP awards were not pro-rated but were calculated based on his Senior Vice President salary and target bonus opportunity). Other payments reflect the acting allowance for the acting period from 1 July to 31 December 2022.

(12) Exited prescribed officers include Mr. PD Chenard, who retired 31 January 2021, Mr. GJ Ehm, who retired 31 December 2021, Mr. S Ntuli, who separated from the Company due to the reconfigured Operating Model effective 31 December 2021, and Ms. TR Sibisi, who resigned effective 30 September 2021.

(13) Convenience conversion to USD at the year-to-date average exchange rate of $1: R16.3655 (2021: $1: R14.7842).

Section 3: Remuneration Implementation Report January to December 2022

continued

Total cash equivalent received reconciliation

			Awards earned during the period reflected but not yet settled		DSP 2021 cash portion settled	DSP share awards settled		
		Single total figure of remuneration	DSP awards [1]	Sign-on awards granted		Grant fair value [2]	Market movement since grant date [2]	Vesting fair value [2]
		ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000
Executive Directors								
A Calderon	2022	116,008	(83,180)	–	7,557	–	–	–
	2021	40,813	(20,481)	(10,289)	–	–	–	–
KC Ramon	2022	27,410	(4,551)	–	9,951	12,666	3,174	15,840
	2021	42,510	(28,907)	–	11,479	7,751	1,596	9,347
Total Executive Directors	2022	143,418	(87,731)	–	17,508	12,666	3,174	15,840
	2021	83,323	(49,388)	(10,289)	11,479	7,751	1,596	9,347
Prescribed Officers								
L Ali	2022	47,610	(20,092)	(19,111)	–	–	–	–
	2021	–	–	–	–	–	–	–
SD Bailey	2022	30,298	(20,882)	–	4,965	7,101	1,376	8,477
	2021	24,738	(15,752)	–	6,793	3,892	504	4,396
I Boninelli	2022	1,510	–	–	4,091	–	–	–
	2021	8,947	(4,091)	–	–	–	–	–
TJ Briggs	2022	33,621	(13,060)	(14,437)	–	–	–	–
	2021	–	–	–	–	–	–	–
VA Chamberlain	2022	4,547	–	–	2,944	7,908	(147)	7,761
	2021	8,957	(7,228)	–	–	2,099	425	2,524
L Eybers	2022	40,794	(28,281)	–	6,516	11,177	2,776	13,953
	2021	33,870	(21,189)	–	9,402	6,683	1,375	8,058
MC Godoy	2022	37,972	(25,282)	–	1,594	–	–	–
	2021	42,235	(4,782)	(35,072)	–	–	–	–
I Kramer	2022	9,919	(6,899)	–	2,184	2,196	205	2,401
	2021	8,833	(5,459)	–	2,434	1,772	340	2,112
L Marwick	2022	27,995	(19,220)	–	4,273	3,151	364	3,515
	2021	21,182	(13,735)	–	4,760	1,543	262	1,805
Exited Prescribed Officers	2022	–	–	–	–	–	–	–
	2021	62,489	(11,717)	–	30,884	21,213	4,086	25,299
Total Prescribed Officers	2022	234,266	(133,716)	(33,548)	26,567	31,533	4,574	36,107
	2021	211,251	(83,953)	(35,072)	54,273	37,202	6,992	44,194

[1] The fair value of the DSP comprises of a cash bonus and share awards for the year ended 31 December 2022. The cash bonus is payable in February 2023 and the share awards are allocated in February 2023. Shares vest over either a three- or five-year period in equal tranches.

[2] Reflects the sum of all the grant fair value, the sum of all the share price movements since grant to vesting date and the sum of all the vesting fair value for the vested DSP 2019, DSP 2020, DSP 2021 and vested sign-on share awards and difference in the currency movements for the vested sign-on cash settled award.

Sign-on cash settled			Sign-on shares settled			Total cash equivalent received reconciliation	
Grant fair value (2)	Currency movement since grant date (2)	Settlement fair value (2)	Grant fair value (2)	Market movement since grant date (2)	Vesting fair value (2)		
ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	US$ '000 (3)
–	**–**	**–**	**–**	**–**	**–**	**40,385**	**2,468**
10,289	–	10,289	–	–	–	20,332	1,375
–	**–**	**–**	**–**	**–**	**–**	**48,650**	**2,973**
–	–	–	–	–	–	34,429	2,329
–	**–**	**–**	**–**	**–**	**–**	**89,035**	**5,441**
10,289	–	10,289	–	–	–	54,761	3,704
–	**–**	**–**	**6,246**	**(1,377)**	**4,869**	**13,276**	**811**
–	–	–	–	–	–	–	–
–	**–**	**–**	**–**	**–**	**–**	**22,858**	**1,397**
–	–	–	–	–	–	20,175	1,365
–	**–**	**–**	**–**	**–**	**–**	**5,601**	**342**
–	–	–	–	–	–	4,856	328
–	**–**	**–**	**–**	**–**	**–**	**6,124**	**374**
–	–	–	–	–	–	–	–
–	**–**	**–**	**–**	**–**	**–**	**15,252**	**932**
–	–	–	–	–	–	4,253	288
–	**–**	**–**	**–**	**–**	**–**	**32,982**	**2,015**
–	–	–	–	–	–	30,141	2,039
–	**–**	**–**	**13,720**	**4,400**	**18,120**	**32,404**	**1,980**
4,583	–	4,583	–	–	–	6,964	471
–	**–**	**–**	**–**	**–**	**–**	**7,605**	**465**
–	–	–	–	–	–	7,920	536
–	**–**	**–**	**–**	**–**	**–**	**16,563**	**1,012**
–	–	–	–	–	–	14,012	948
–	**–**	**–**	**–**	**–**	**–**	**–**	**–**
–	–	–	6,513	3,644	10,157	117,112	7,922
–	**–**	**–**	**19,966**	**3,023**	**22,989**	**152,665**	**9,328**
4,583	–	4,583	6,513	3,644	10,157	205,433	13,896

(3) Convenience conversion to USD at the year-to-date average exchange rate of $1: R16.3655 (2021: $1: R14.7842).

Section 3: Remuneration Implementation Report January to December 2022

continued

Details of the share incentive scheme awards are reflected in the tables that follow.

Number of unvested awards and movement during the reporting period

Sign-on share awards		Balance at 1 January	Granted	Vested, deemed settled	Forfeited/ lapsed	Balance at 31 December	Fair value of granted awards [(1)] ZAR '000	Fair value of vested awards [(2)] ZAR '000	Fair value of unvested awards at 31 December [(3)] ZAR '000
Prescribed Officers									
L Ali	**2022**	**–**	**44,233**	**20,337**	**–**	**23,896**	**13,586**	**4,869**	**7,867**
	2021	–	–	–	–	–	–	–	–
TJ Briggs	**2022**	**–**	**47,004**	**–**	**–**	**47,004**	**14,437**	**–**	**15,475**
	2021	–	–	–	–	–	–	–	–
MC Godoy	**2022**	**107,353**	**–**	**48,309**	**–**	**59,044**	**–**	**18,120**	**19,439**
	2021	–	107,353	–	–	107,353	30,489	–	35,287
Total Prescribed Officers	**2022**	**107,353**	**91,237**	**68,646**	**–**	**129,944**	**28,023**	**22,989**	**42,781**
	2021	–	107,353	–	–	107,353	30,489	–	35,287
Other management [(4)]	**2022**	**4,553**	**–**	**2,500**	**–**	**2,053**	**–**	**631**	**676**
	2021	120,415	5,449	120,415	896	4,553	1,415	37,434	1,497
Total sign-on share awards	**2022**	**111,906**	**91,237**	**71,146**	**–**	**131,997**	**28,023**	**23,620**	**43,457**
	2021	120,415	112,802	120,415	896	111,906	31,904	37,434	36,784

(1) The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date. The share awards were granted on start date and will vest over a two- or three-year period in equal tranches in accordance with the JSE Listings Requirements.

(2) The fair value of vested awards represents the value received on settlement date.

(3) The fair value of unvested awards is calculated using the closing share price as at 31 December.

(4) The awards for other management for the 2021 comparatives include awards for Mr PD Chenard who retired as a prescribed officer on 31 January 2021.

Number of unvested awards and movement during the reporting period

DSP awards		Balance at 1 January	Granted	Vested, deemed settled	Forfeited/ lapsed	Balance at 31 December	Fair value of granted awards [(1)] ZAR '000	Fair value of vested awards [(2)] ZAR '000	Fair value of unvested awards at 31 December [(3)] ZAR '000
Executive Directors									
A Calderon	**2022**	**–**	**41,601**	**–**	**–**	**41,601**	**13,938**	**–**	**13,696**
	2021	–	–	–	–	–	–	–	–
KC Ramon	**2022**	**183,487**	**58,442**	**46,383**	**–**	**195,546**	**19,580**	**15,840**	**64,380**
	2021	134,421	79,541	30,475	–	183,487	24,576	9,347	60,312
Total Executive Directors	**2022**	**183,487**	**100,043**	**46,383**	**–**	**237,147**	**33,518**	**15,840**	**78,076**
	2021	134,421	79,541	30,475	–	183,487	24,576	9,347	60,312
Prescribed Officers									
SD Bailey	**2022**	**90,037**	**33,127**	**24,712**	**–**	**98,452**	**11,099**	**8,477**	**32,413**
	2021	52,433	51,929	14,325	–	90,037	16,045	4,396	29,595
VA Chamberlain [(4)]	**2022**	**27,159**	**12,986**	**26,547**	**13,598**	**–**	**4,351**	**7,761**	**–**
	2021	19,889	15,498	8,228	–	27,159	4,788	2,524	8,927
L Eybers	**2022**	**162,348**	**43,252**	**40,818**	**–**	**164,782**	**14,491**	**13,953**	**54,251**
	2021	115,886	72,734	26,272	–	162,348	22,473	8,058	53,364
MC Godoy	**2022**	**–**	**10,180**	**–**	**–**	**10,180**	**3,411**	**–**	**3,352**
	2021	–	–	–	–	–	–	–	–

DSP awards		Balance at 1 January	Granted	Vested, deemed settled	Forfeited/ lapsed	Balance at 31 December	Fair value of granted awards [1]	Fair value of vested awards [2]	Fair value of unvested awards at 31 December [3]
							ZAR '000	ZAR '000	ZAR '000
I Kramer	**2022**	**17,824**	**9,776**	**6,942**	**–**	**20,658**	**3,275**	**2,401**	**6,801**
	2021	12,892	11,816	6,884	–	17,824	3,651	2,112	5,859
L Marwick	**2022**	**41,821**	**28,814**	**10,043**	**–**	**60,592**	**9,654**	**3,515**	**19,949**
	2021	11,482	36,223	5,884	–	41,821	11,192	1,805	13,747
Total Prescribed Officers	**2022**	**339,189**	**138,135**	**109,062**	**13,598**	**354,664**	**46,281**	**36,107**	**116,766**
	2021	212,582	188,200	61,593	–	339,189	58,149	18,895	111,492
Other management [5]	**2022**	**1,581,013**	**555,777**	**788,105**	**150,099**	**1,198,586**	**186,208**	**234,197**	**394,610**
	2021	1,759,320	917,607	773,100	322,814	1,581,013	283,513	237,928	519,678
Total DSP awards	**2022**	**2,103,689**	**793,955**	**943,550**	**163,697**	**1,790,397**	**266,007**	**286,144**	**589,452**
	2021	2,106,323	1,185,348	865,168	322,814	2,103,689	366,238	266,170	691,482

(1) The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date, 24 February 2022.

(2) The fair value of vested awards represents the value deemed received on settlement date.

(3) The fair value of unvested awards is calculated using the closing share price as at 31 December 2022.

(4) Share awards lapsed due to retirement.

(5) The awards for other management for the 2021 comparatives include awards for Mr PD Chenard, who retired 31 January 2021, Mr GJ Ehm, who retired 31 December 2021, Mr S Ntuli, who separated from the Company due to the reconfigured Operating Model effective 31 December 2021, and Ms TR Sibisi, who resigned effective 30 September 2021.

Minimum Shareholding Requirements

For the purposes of the MSR calculation, only fully owned and vested awards will count towards the determination of the MSR

Executive	Six-year target achievement date	MSR holding as at 31 December 2022 as a percentage of net base pay	Three-year MSR target achievement percentage	Six-year MSR target achievement percentage
Executive Directors				
A Calderon	September 2027	38%	150%	300%
Prescribed Officers				
L Ali [1]	April 2028	56%	100%	200%
SD Bailey	January 2025	298%	100%	200%
TJ Briggs [1]	April 2028	0%	100%	200%
L Eybers	March 2023	491%	100%	200%
MC Godoy	October 2027	206%	100%	200%
I Kramer [2]	July 2028	4%	100%	200%
L Marwick	July 2026	144%	100%	200%

(1) Appointed prescribed officer with effect from 1 April 2022 and the three-year MSR achievement is due in April 2025.

(2) Appointed prescribed officer with effect from 1 July 2022 to 31 December 2022. The MSR holding is not required subsequent to the appointment period.

Section 3: Remuneration Implementation Report January to December 2022

continued

2022 DSP performance outcomes

The Committee approved the 2022 DSP metrics Company performance achievement of 94.86%. This was an important year for the Company and the results demonstrate re-alignment of the strategic priorities and focused delivery. Key highlights included:

- Incorporating a diverse new executive team and making significant changes at the Senior Vice President and critical skills level in the areas of Supply, Projects, Digital Technology and Operations
- Achieving an unprecedented safety performance which positions the Company well below the industry average in key metrics and demonstrates significant progress in resetting the safety culture
- Surpassing the production budget for the first time since 2017 and delivering Obuasi targets
- Reducing real cash costs which were less than 1% above the top end of guidance, rising by 6% year on year, which was roughly half the inflation rate experienced for the Company's basket of goods and services
- Consolidating Nevada as a multi-decade, cost competitive new growth project

The table below summarises AngloGold Ashanti's remuneration metrics, their weightings, and performance against these metrics applicable to the DSP during 2022:

DSP performance measure		Weighting	Threshold measures	Target measures	Stretch measures	2022 achievement %
Financial measures	Relative total shareholder return (measured in US$)	12.50%	Median TSR of comparators	Halfway between median and upper quartile	Upper quartile TSR of comparators	0.00%
	Absolute total shareholder return (measured in US$)	7.50%	USD COE (6%)	USD COE + 2% (8%)	USD COE + 6% (12%)	11.25%
	Normalised cash return on equity (nCROE)	15.00%	USD COE (6%)	USD COE + 9% (15%)	USD COE + 18% (24%)	22.50%
	Production	15.00%	2,550 oz (000)	2,734 oz (000)	2,837 oz (000)	15.60%
	Total cash cost	10.00%	$1,015/oz	$963/oz	$915/oz	0.00%
	All-in sustaining costs	5.00%	$1,425/oz	$1,355/oz	$1,285/oz	4.00%
Future optionality	Mineral Reserve additions (pre-depletion, asset sales, mergers and acquisitions)	5.50%	Plus 1.6Moz	Plus 3.2Moz	Plus 4.8Moz	5.98%
	Mineral Resource (pre-depletion, asset sales, mergers and acquisitions)	5.50%	Plus 4.2Moz	Plus 8.3Moz	Plus 12.5Moz	4.10%
Safety	All injury frequency rate (AIFR) – one year	8.00%	≥2.5% performance improvement (2.07)	≥5% performance improvement (2.01)	≥7.5% performance improvement (1.96)	11.24%
	Major hazard control compliance		95% critical control compliance	99% critical control compliance	99.5% critical control compliance	
Health, Environment and Community	**Health** (2.5%): Reduction in workforce exposed to high respirable crystalline silica dust	12.00%	4% reduction	7% reduction	13% reduction	17.33%
	Environment (7.5%): Greenhouse gas emissions management		110% of budgeted carbon emission intensity (37.91)	100% of budgeted carbon emission intensity (34.46)	95% of budgeted carbon emission intensity (32.74)	
	Community (2%): Business disruptions as a result of community unrest		2	1	0	
People	Gender diversity	4.00%	21% female representation	23% female representation	25% female representation	2.86%
	Key staff retention		85% pa	90% pa	95% pa	
	Total	**100%**				**94.86%**

Comparator group ranking and achievements for the TSR metrics for FY2022

Relative TSR measures the Company's share price performance compared to the peer group on a relative basis. It is measured on a three-year trailing average. A total of seven peers (Agnico Eagle Ltd, Barrick Gold Corp, Gold ETF, Gold Fields Ltd, Kinross Gold Corp, Newcrest Mining Ltd and Newmont Mining Corp) are measured and numerically ranked, the positioning of AngloGold Ashanti in the ranking determines the bonus achievement.

Based on the criteria below for 2022, AngloGold Ashanti was ranked seventh and was therefore positioned below the median at a growth percentage of 13.00%; therefore, the achievement was calculated at below threshold (0%).

Criteria table for relative TSR

Threshold achievement (50%)	33.93%	Median
Target achievement (100%)	49.05%	Halfway between median and upper quartile
Stretch achievement (150%)	64.17%	Upper quartile

Absolute TSR measures the Company's share price performance on a three-year trailing average and compares it to a percentage increase relating to US cost of equity (US COE). The stretch target is achieved if US COE plus 6% is exceeded based on this calculation. Currently the US COE is 6%, resulting in the stretch target to be 12%.

Criteria table for absolute TSR

Threshold achievement (50%)	US cost of equity (COE)	6.00%
Target achievement (100%)	COE + 2%	8.00%
Stretch achievement (150%)	COE + 6%	12.00%

AngloGold Ashanti's growth percentage of 13.00% places them above the US COE plus 6% (12%); therefore, the achievement is on stretch (11.25%). Refer to the TSR ranking table above.

Malus and clawback

No malus or clawback provisions were applied for the Executive Committee members in 2022.

Total remuneration outcomes – Alberto Calderon

Chief Executive Officer

Start date:	1 September 2021
Notice period:	12 months
Change in control (as described in the Remuneration Policy, "Change in control" on page 138):	12 months


CEO
(Rm)
Maximum
26
7
39
79
150
Target
26
7
26
52
111
Actual Earnings
26
7
28
55
116
0
50
100
150
Base salary
Benefits
DSP cash
DSP deferral

Total actual pay for Mr Calderon in 2022, which could result from the remuneration policy stated above, is shown in relation to target and maximum earning potential.	
Maximum DSP cash bonus opportunity: 150%	Final cash bonus results: 105.89%
Maximum DSP share awards opportunity: 300%	Final share award results: 211.78%
Total DSP opportunity: 450% (as % of base pay)	Final DSP result for 2022: 317.67%

Section 3: Remuneration Implementation Report January to December 2022

continued

CEO: Key objectives and achievements 2022

Scorecard	Weighting	Comments
Health, safety, environment and community • Safety – 12.5% • Health, environment and community – 12.5% • Results aligned to Company DSP outcome	**25%**	**AngloGold Ashanti's safety performance improved year-on-year** • All injury frequency rate improved 41% to a record 1.26 in 2022 – less than half the 2021 ICMM member average of 2.90 • Lost-time injury frequency rate fell 40% to 0.65 year on year • Visible leadership on Major Hazard Critical Controls programme • Set new greenhouse gas reduction targets for 2030, including detailed programme of projects and capital estimates

Financial and production
• Achieve budget production and cash cost
• Significantly advance Project Full Potential: Identify the full potential of 5-6 operations and the measures to close the gap during following 24 months
• Build major projects for the Company's long-term future inclusive of significant progress made on:
  ◦ Obuasi – 5%
  ◦ Colombia project – 5%
  ◦ Nevada project – 5%
• Support the move of major capital projects through development phases
	55%	**Exceeded budgeted production for first time since 2017. Achieved real cash cost reduction of 6% in volatile, inflationary environment, closing the gap vs peer group, where costs increased above inflation:**
		• Improvement projects helped offset significant exogenous factors, including flooding in Brazil and Covid impact on labour in Australia
		• Siguiri management intervention helped exceed planned production amid challenging operating conditions
		• Obuasi production met market expectations
		Initiated Full Asset Potential Programme:
		• Six sites underwent FP programme; potential cost reductions identified
		• Workbooks in place to realise efficiencies over c.24 months
		Growth Projects:
		• Quebradona optimised feasibility study progressed; Environmental Impact Assessment is in progress
		• North Bullfrog feasibility study expected now in first half of 2023; Feasibility study for Silicon rescheduled to include Merlin and other orebodies

Individual KPIs
• Embed Operating model changes
• Effective stakeholder management through:
  ◦ Good corporate governance and risk management
  ◦ Effective relationships with shareholders and investors
  ◦ Good relations with governments in operating countries
  ◦ Effective regular communication with Board, executive Committee, operations, projects and employees
	20%	• Implemented new Operating Model; achieved planned personnel efficiencies in corporate functions and business units, with commensurate cost benefits
		• Corporate governance - simplified Delegation of Authority framework and implemented review of Group policies and standards
		• Worked to develop relationship with shareholders and analysts through industry conferences, roadshows and roundtable meetings. Improved market understanding of overall strategy and Full Asset Potential process, aided by engagement during results reporting and set-piece engagements
		• Government relations strengthened - increased personal interactions with key officials, including high-level meetings with governments of Ghana and Tanzania to strengthen relationships and discuss issues of mutual interest
		• Employee townhalls, site visits and visible leadership on mental wellbeing and sexual harassment campaigns. Culture survey results and subsequent workshops and feedback sessions have effectively boosted employee morale and engagement
		• Implemented an integrated new Exco and significant changes at senior management level to ensure robust capability to deliver the business plan
		• Global implementation of the anti-discrimination and sexual harassment standards

Total	**100%**	

CEO: Performance incentive outcome 2022

2022 DSP performance outcome	Weighting	DSP award outcome
Financial performance targets		
Relative total shareholder return	12.50%	0.00%
Absolute total shareholder return	7.50%	11.25%
Normalised cash return on equity (nCROE)	15.00%	22.50%
Production	15.00%	15.60%
Total Cash Costs	10.00%	0.00%
All-in sustaining costs	5.00%	4.00%
Mineral Reserve pre-depletion	5.50%	5.98%
Mineral Resource additions pre-depletion	5.50%	4.10%
Safety	8.00%	11.24%
Health, Environment and Community	12.00%	17.33%
Core value: People	4.00%	2.86%
Total % for Company performance:	**100.0%**	**94.86%**
Organisational performance weighting:		80.00%
		=
A - Organisational performance weighted outcome:		**75.89%**
Individual performance results		
Actual individual targets and strategic objectives are not disclosed in order to maintain commercial confidentiality in competitive markets.		
Individual performance weighting:		20.00%
		X
Performance rating award correlation:		150.00%
		=
B - DSP opportunity based on individual performance:		**30.00%**
Total % of DSP pay opportunity (A+B)		**105.89%**
		x
On-target total cash bonus opportunity (as % of base pay)		100.00%
On-target total deferred share award opportunity (as % of base pay)		200.00%
		=
Final cash bonus result (as % of base pay)		**105.89%**
Final deferred share award result (as % of base pay)		**211.78%**
Base pay as at 31 December 2022 (all offshore payments converted to ZAR at exchange rate of ZAR16.3655: USD1)		x
		26,184,800
		=
Annual cash portion of DSP:		**27,726,561**
Annual deferred share portion of DSP (to vest over five years):		**55,453,122**
Total 2022 deferred share plan award:		**83,179,683**

Section 3: Remuneration Implementation Report January to December 2022

continued

Total remuneration outcomes – Christine Ramon

Start date:	1 October 2014
Notice period:	6 months
Change in control (as described in the Remuneration Policy, "Change in control" on page 138):	6 months

Chief Financial Officer – six months (January – June 2022)

Total actual pay for Ms Ramon for January to June 2022, which could result from the remuneration policy stated above, is shown in relation to target and maximum earning potential.

Maximum DSP cash bonus opportunity: 127.5%	Final cash bonus results: 83.63%
Maximum DSP share awards opportunity: 277.5%	Final share award results: 0%
Total DSP opportunity: 405% (as % of base pay)	Final DSP result for 2021: 83.63%


CFO
(Rm)
Maximum
11
2
14
30
57
Target
11
2
9
20
42
Actual Earnings
5
5
5
15
0
10
20
30
40
50
60
Base salary
Benefits
DSP cash
DSP deferral

CFO: Personal KPIs and performance 2022 (January to June 2022)

CFO Personal KPIs	Weightings	Comments
Leadership and stakeholder engagement	**5%**	• Maintained effective relationships with equity and debt investors, banks, ratings agencies, auditors and joint venture partners • Continued to provide input at relevant stakeholders' forums on financial, tax and regulatory matters
Liquidity, credit ratings and balance sheet management	**15%**	• Refinanced $1.4bn multi-currency RCF by mid-June 2022 at favourable terms, for a five-year tenure with two one-year extensions • Proactively engaged the ratings agencies on the Company's strategy, operational performance, and cost initiatives. AngloGold Ashanti's credit ratings were maintained by all three credit ratings agencies
Cost discipline and cash preservation measures	**50%**	• Production and cost guidance remained on track for the year in the first half of 2022 • Maintained focus on optimising corporate costs, as well as non-essential expenditure • Proactively managed supply chain risks across the business amidst challenging market conditions resulting from COVID-19-related impacts and the Russia/Ukraine war • Adequate levels of consumables and spares (3-6 months) have been maintained across the operations to maintain business continuity. Targeted supply chain savings remained on track despite inflationary pressures due to stocking and pricing strategies and ensured that the full asset potential programme was adequately supported
Governance and risk management	**15%**	• Ensured that a strong culture of compliance and consistency of accounting practices prevailed through regular interaction with business units • Ensured a strong focus on the Tanzanian tax matters and that there is appropriate disclosure of all tax exposures • Assessed oil hedging at various intervals earlier in the year
Implementation of the Operating Model	**15%**	• The approved operating model structures for the Finance and Supply functions were embedded well before the end of June 2022; appropriate transition plans developed identified risks • Ensured that the business process optimisation initiatives had been progressed and that projects have been put in place to address the recommendations
Total	**100%**	

CFO: DSP performance incentive outcome 2022

2022 DSP performance year outcome	Weighting	DSP award outcome
Financial performance targets		
Relative Total Shareholder Return	12.50%	0.00%
Absolute Total Shareholder Return	7.50%	11.25%
Normalised cash return on equity (nCROE)	15.00%	22.50%
Production	15.00%	15.60%
Total Cash Cost	10.00%	0.00%
All-in Sustaining Costs	5.00%	4.00%
Mineral Reserve pre-depletion	5.50%	5.98%
Mineral Resource additions pre-depletion	5.50%	4.10%
Safety	8.00%	11.24%
Health, Environment and Community	12.00%	17.33%
Core value: People	4.00%	2.86%
Total % for Company performance:	**100.00%**	**94.86%**
Organisational performance weighting:		80.00%
		=
A - Organisational performance weighted outcome:		**75.89%**
Individual performance results		
Actual individual targets and strategic objectives are not disclosed in order to maintain commercial confidentiality in competitive markets.		
Individual performance weighting:		20.00%
		X
Performance rating award correlation:		112.50%
		=
B - DSP opportunity based on individual performance:		**22.50%**
Total % of DSP pay opportunity (A+B)		**98.39%**
		x
On-target total cash bonus opportunity (as % of base pay)		85.00%
On-target total deferred share award opportunity (as % of base pay)		185.00%
		=
Final cash bonus result (as % of base pay)		**83.63%**
Final deferred share award result (as % of base pay)		**0.00%**
Base pay for six months as at 30 June 2022 (all offshore payments converted to ZAR at exchange rate of ZAR16.3655: USD1)		x
		5,441,578
		=
Annual cash portion of DSP:		**4,550,781**
Annual deferred share portion of DSP (to vest over five years):		**0**
Total 2022 deferred share plan award:		**4,550,781**

Section 3: Remuneration Implementation Report January to December 2022

continued

Non-Executive Directors' fees and allowances

For 2022 the Non-Executive Directors elected not to receive a fee increase to align with the executives and senior management teams who did not receive a salary increase due to the Company reorganisation.

The table below details the 2022 fees and allowances paid to non-executive directors during the year as approved by shareholders.

	Director fees [1]	Committee fees	Travel allowance	Total	Total	
	2022 (USD)				2021 (USD)	2020 (USD)
MDC Ramos (Chairperson)	308,800	56,000	8,750	373,550	451,350	202,375
R Gasant (Lead Independent Director)	166,700	104,500	10,000	281,200	296,400	222,500
KOF Busia	125,900	86,500	26,250	238,650	240,300	103,250
AM Ferguson	125,900	89,000	33,750	248,650	254,800	197,000
AH Garner	125,900	50,500	13,750	190,150	201,550	173,500
SP Lawson [2]	125,900	50,500	18,750	195,150	0	0
NVB Magubane [3]	95,300	30,000	8,750	134,050	177,800	170,500
MC Richter	125,900	85,500	18,750	230,150	249,800	208,750
JE Tilk	125,900	110,000	23,750	259,650	278,550	205,875
Total	**1,326,200**	**662,500**	**162,500**	**2,151,200**	**2,150,550**	**1,483,750**

[1] Includes the annual base fee paid to NEDs as well as fees paid for special Board meetings.

[2] SP Lawson appointed as an independent non-executive director with effect from 1 December 2021.

[3] NVB Magubane passed away on 30 October 2022. Includes fees paid up to last working day.

Non-Executive Directors' MSR

Policy requirements

Non-Executive Directors (NEDs) are required to hold a minimum shareholding in AngloGold Ashanti equivalent to 150% of their annual base fee, valued on the basis of the greater of:

1) Original purchase price

2) Share price on the date on which the policy was adopted being **21 February 2022**

3) Prevailing market price on 31 December each year

- Achieve 75% of annual base fee within two years of the approval of the policy for existing NEDs (i.e. 21 February 2024), and from the effective date of appointment for new NEDs
- Achieve 150% of annual base fee within four years of the approval of the policy for existing NEDs (i.e. 21 February 2026), and from the effective date of appointment for new NEDs
- If a decline in the share price causes a NED to fall below MSR on the basis of the prevailing market price, the NED is not required to purchase further shares although must refrain from disposing of any shares
- Where increases to a NED's base fee occurs, NEDs are provided four years from the date of the increase to purchase further shares to close any shortfall

For the purposes of the MSR calculation, only fully owned and vested awards will count towards the determination of the MSR.

	Four-year target achievement date	MSR holding as at 31 December 2022 as a percentage of annual base fee	Two-year MSR target achievement percentage	Four-year MSR target achievement percentage
Non-Executive Directors				
MDC Ramos (Chairperson)	February 2026	0%	75%	150%
R Gasant (Lead Independent director)	February 2026	0%	75%	150%
KOF Busia	February 2026	36%	75%	150%
AM Ferguson	February 2026	90%	75%	150%
AH Garner	February 2026	404%	75%	150%
SP Lawson	February 2026	51%	75%	150%
MC Richter	February 2026	203%	75%	150%
JE Tilk	February 2026	50%	75%	150%

Supplementary information

In this segment:

Supplementary Information



Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law.

All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This document may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Materiality disclaimer

Inclusion of information in this report, including any discussion, analysis or assessment of "material", "significant", "key" or similarly described information is not an indication that we deem such information to be material to an investment decision related to our securities or important to an understanding of our business more generally. This report also contains certain forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In particular, these include, among other statements, forward-looking statements relating to the Company's future performance, goals and objectives, as well as future regulatory developments, with respect to sustainability and other environmental, social and governance matters. Such statements are often, but not always, made through the use of words or phrases such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "seeks", "will," "should," "could" or "may" or words of similar meaning. They may involve estimates and assumptions that are subject to risks, uncertainties and other factors. These and other statements made in this report may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated, including the risk factors set forth in our Report on Form 20-F filed on 16 March 2023 with the U.S. Securities and Exchange Commission.

Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:

The Standard Bank of South Africa Limited

Auditors:

Ernst & Young Inc.
IBIS Consulting (Pty) Ltd

Offices

Registered and Corporate

112 Oxford Road, Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 10 AMP Building
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors

Executive

A Calderon〃
(Chief Executive Officer)
GA Doran〃✔ (Chief Financial Officer)

Non-executive

MDC Ramos ^ (Chairperson)
KOF Busia°
AM Ferguson *
AH Garner #
R Gasant ^
SP Lawson #
MC Richter #~
JE Tilk▲

American 〃Australian * British
▲ Canadian ° Ghanaian ✔ Irish
~Panamanian ^ South African

Officers

LM Goliath
Group Company Secretary

Investor Relations contacts

Yatish Chowthee

Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail:
yrchowthee@anglogoldashanti.com

Andrea Maxey

Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
Email: *amaxey@anglogoldashanti.com*

Share registrars

South Africa

Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(Private Bag X9000, Saxonwold, 2132)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: *Queries@Computershare.co.za*
Website : *www.computershare.com*

Australia

Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana

NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary

BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: *www.mybnymdr.com*

Global BuyDIRECT℠

BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

AngloGoldAshanti

www.anglogoldashanti.com